                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December, 2001

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:      X                  Form 40-F:
                     ----------                        ----------


     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                       No:      X
                ----------               ----------



     On or about December 14, 2001, the Registrant sent to holders of the Registrant's ordinary shares its Annual Report and Accounts 2001 and a circular and notice of meeting describing the items to be presented for approval by its stockholders at the Registrant's Annual General Meeting to be held January 16, 2002. Both documents are included in this Form 6-K.

================================================================================
Improved second half
performance and
business refocused

Enodis annual report
and accounts 2001

The world's leading food
equipment manufacturer
================================================================================

  1    Strategy and highlights

  2    Chairman's statement

  3    Chief Executive Officer's review

  6    Global Food Service Equipment Group

 12    Food Retail Equipment Group

 16    Financial review

 20    Key people

 22    Directors' report

 24 Statement of Directors' responsibilities in respect of the financial statements

 24    Independent Auditors' report to the Members of Enodis plc

 25    Corporate governance

 29    Group profit and loss account

 29    Statement of total recognised gains and losses

 30    Group and Company balance sheets

 31    Group cash flow statement

 32    Notes to the Group cash flow statement

 33    Accounting policies

 34    Notes to the accounts

 56    US GAAP reconciliation

 58    Five year summary

 59    Holders of Company securities

 60    Company information

Enodis is the leading provider of commercial food equipment solutions.The Group has a full range of "hot" and "cold" side core heavy equipment products, a leading technology position in the industry, and a leading portfolio of brands, with a wide range of blue chip customers.Whilst approximately 80% of its business is North American based, it provides products, distribution and service to global customers in over 100 countries around the world. Its businesses are strong cash generators with a high conversion of operating profit to operating cash flow.

1 Enodis annual report
  Strategy and highlights


The strategy of Enodis to restore shareholder value is

- To consolidate its position as the world's leading supplier of heavy core commercial food service equipment through product, distribution and service excellence
- To complete the turnaround of its Food Retail Equipment group and position the business for market recovery
-    To reduce debt



Highlights

                                                                               Growth
                                                  2001         2000      Nominal   Underlying*
                                              (pound)m     (pound)m            %            %
-----------------------------------------------------------------------------------------------
Food Equipment sales                               887          884           -           (7)
-----------------------------------------------------------------------------------------------
Food Equipment operating profit
before goodwill amortisation and
exceptional items                                 90.7        111.5         (19)         (25)
-----------------------------------------------------------------------------------------------
Profit before tax, goodwill
amortisation and exceptional items                63.8        102.2         (37)
-----------------------------------------------------------------------------------------------
Exceptional items                               (149.8)         3.0
-----------------------------------------------------------------------------------------------
Adjusted diluted earnings per share               22.0p        35.0p
-----------------------------------------------------------------------------------------------
Dividend per share                                 2.0p       13.75p
-----------------------------------------------------------------------------------------------
Free cash flow                                    61.6         89.5
-----------------------------------------------------------------------------------------------

*    Continuing business only at constant foreign exchange rates

2 Enodis annual report
Chairman's statement

Chairman's statement
Clear strategy to restore
shareholder value and reduce debt

--------------------------------------------------------------------------------
Below: Profit before tax, goodwill amortisation and exceptional items was(pound)63.8m. Of that figure,(pound)45.1m is attributable to a revitalised second half.

[PHOTO]
Above: Peter Brooks
Chairman

[GRAPH]

(pound)63.8m            (pound)45.1m
--------------------------------------------------------------------------------

Overview The year ended 29 September 2001 has been extremely challenging and, overall, the results are disappointing. We began the year with high hopes and ambitions on the basis of our growth strategy. By March, however, it had become clear that significant change was required to refocus the business and to address what had rapidly become a much more difficult market. So, in late March, we announced a number of major actions including the establishment of our Executive Committee led by Andrew Allner, the departure of David Williams, and a range of critical actions to improve the business.

     These actions took place against a declining market backdrop. For example, in North America the market for food service equipment fell by some 10% in March. The market for food retail equipment, display cases and systems fell by some 15-20% in the first half and declined further to some 25-30% below last year by the year-end.

     The prompt actions taken by management included a range of measures. In summary, we simplified the organisation and reduced costs by headcount reduction and discretionary cost savings amounting to over (pound)15m in the second half. In Food Service Equipment, they have resulted in a refocused business, in which we leverage the scale, product range, technology and relationships of Enodis; this refocusing targets both revenue improvement and cost reduction. In North America, this strategy is leading to market share gain.

     In Food Retail Equipment, we are implementing a turnaround plan, which is yielding results in a very challenging market. We believe that this plan, building on our having become a low-cost producer, will position the business for recovery when markets improve.

     We completed the sale of our Building and Consumer Products business, Magnet, in June 2001. This enabled us to reduce debt by some (pound)100m, enabling us to focus solely on food equipment.

Whilst we have made good progress in reducing net debt, (pound)365.9m at the year-end, this is still above a level we consider prudent. Plans are in place to reduce debt further.

     During the year, the Board undertook a detailed and rigorous review of the strategic options for the Group. The review confirmed the strength of our product portfolio in North America and that our strategy was appropriate.

     Subsequent to the year-end, we have taken further actions to reduce costs and target market share gain opportunities, addressing the likelihood of further market declines following the tragic events of 11 September 2001. Our challenge here is to turn adversity into opportunity for revenue and market share gains and outperformance against the competition.

Results Profit before tax, goodwill, amortisation and exceptional items was (pound)63.8m compared with (pound)102.2m in the prior year. However, the second half profit of (pound)45.1m was significantly ahead of the (pound)18.7m in the first half.

Dividends An interim dividend of 2.0p per share was paid on 6 July 2001. As announced on 2 November 2001, the Board has decided that in the current uncertain environment it is prudent to minimise cash outflow and preserve the Group's financial flexibility. Accordingly, no final dividend will be paid.

People This has been a very demanding year for all our employees and we are very grateful for all their hard work, commitment and loyalty through this period. That we have succeeded in producing significantly better results in the second half has been due to all our people and to the skills, efforts and leadership shown by our management.

     This has led naturally to the new arrangements we have now in place. Andrew Allner, who has led the Executive Committee since March, has been appointed Chief Executive Officer. Our group heads, Dave McCulloch, President Global Food Service Equipment, and Dave Odum, President Food Retail Equipment, have joined the Board and will provide highly valuable input to our discussions. The team passionately believes in the strategy and the strength of the Enodis business. It was announced in September that Andy Roake, Chief Operating Officer, would leave the Board on 31 December and we thank him for his contribution.


Outlook The Group's strategy is to consolidate and extend its position as the world's leading supplier of heavy core commercial food service equipment through product, distribution and service excellence. We have a fully developed, coherent Global Food Service Equipment strategy which we are confident will lead to market share gains. We will complete the Food Retail Equipment turnaround, positioning this business for market recovery.

   The further reduction of debt remains a key priority. The Group's businesses are highly cash generative. In addition, we have plans to realise cash by the disposal of surplus property and non-core businesses.

   We have a powerful strategy and, as we continue to implement it, Enodis will emerge stronger, with improved market share and will be well positioned for market recovery when it comes. I am, as are all my colleagues, acutely conscious of the further declines in the company's share price. We believe that we are taking the right steps to restore shareholder value and are determined that, as we work our way through this uncertain period, we will produce results that will lead to an improving share price performance.


                                                                /S/ Peter Brooks

                                                                    Peter Brooks

3 Enodis annual report
  Chief Executive Officer's review

Chief Executive Officer's review
Improved second half performance
and business refocused


--------------------------------------------------------------------------------
Below: Second half Food Equipment operating profit of (pound)54.0m improved on first half of (pound)36.7m - despite worsening market conditions, reflecting the benefits of cost reduction actions and some seasonality.

Food Equipment
Operating profit 2001(Pound)

H1            36.7

H2            54.40
--------------------------------------------------------------------------------

Introduction

The results for the full year are disappointing. However we have ended the period with a significantly improved second half performance and the business refocused for the future.

Results

Profit before tax, goodwill amortisation and exceptional items was (pound)63.8m ((pound)102.2m): foreign exchange movement benefited this result by around (pound)2m. The second half profit of (pound)45.1m was significantly ahead of the (pound)18.7m in the first half. Second half property profits of (pound)9.0m were partially offset by the dilution effect of the Magnet sale (approximately (pound)4m).

   In Food Equipment, operating profit before goodwill amortisation and exceptional items was (pound)90.7m ((pound)111.5m): operating profit for the year benefited by around (pound)4m from foreign exchange movements compared to the prior year and included (pound)2.0m from acquisitions. The second half operating profit of (pound)54.0m was significantly ahead of the (pound)36.7m in the first half despite the further underlying market decline, reflecting the benefits of cost reduction and some seasonality. Operating margins in the second half were 11.6% compared to 8.7% in the first half.

Financing

Net debt at 29 September 2001 was (pound)365.9m ((pound)434.2m); down from (pound)493.8m at the half year.

   The further reduction of debt remains a key priority for the Group. The Group's businesses are highly cash generative with relatively low requirements for capital expenditure. Very tight operating cash flow management will accordingly play a central role in debt reduction. In addition, plans are in place to reduce debt further, including the sale of non-core businesses and surplus property. We have targeted profit from surplus property disposals of some (pound)7m in the new financial year. We have also targeted proceeds of around (pound)50m from non-core disposals, though in the current climate this programme will take time to deliver.

Our target is to reduce net debt to (pound)250m over the next two years.

Food Service Equipment - North America

Our Food Service Equipment group in North America offers a full range of core heavy equipment products to the industry, comprising cooking, warming, refrigeration, ventilation, dishwashing and food preparation equipment as well as ice machines. Customers include quick service and full service restaurants, hotels and institutional customers. Competitive advantage is achieved through leveraging the group's scale, product range and leading brands, technology and relationships with end users, channel partners and suppliers.This business represents over 50% of our Food Equipment sales.

   The market for food service equipment in North America declined by some 10% in March and remained at about that level below the prior year to the financial year end. The market decline reflected the slowdown in the US economy with leading restaurant chains curtailing new store openings and refurbishment programmes and many independent restaurant and hotel operators delaying new openings and non-essential replacement of equipment. The slowdown has been particularly marked in the QSR chains, which represent some 30% of our North American food service equipment business.

   Whilst short-term market conditions are unfavourable there is no evidence that long-term food service growth trends will not resume when the economic background improves. Lifestyle changes continue to drive growth in out-of-home food and beverage consumption. Thus in the long term we see these markets as attractive.

   We have taken tough actions to cut costs including a 271 headcount reduction, 7% of the workforce, and discretionary cost savings. These savings amounted to over (pound)11m in the second half and are forecast to be some (pound)19m in the new financial year. The organisation has been refocused during the period to enable us to leverage effectively our scale, product range, technology and relationships. Particular actions taken include the alignment of 17 out of 21 (20 out of 21 by the end of November) of our independent sales representatives in North America so that in each aligned territory Enodis now has a single representative covering the full range of Enodis products. We believe these representatives constitute the strongest sales force in the industry. We have partnered with dealers, distributors and other channel partners and have introduced new incentive schemes, programmes and communications. We have established a new key account management structure, which more effectively services global, national and regional customers. These actions clearly target revenue improvement as well as cost reduction.

   Technology is a key driver and important source of competitive advantage for Enodis. In order to support and service our customers we have maintained our investment in new technology despite pressure to reduce costs. This investment is co-ordinated through our technology centre in Tampa, Florida, which is unique in the industry. Our technology focus led to an unprecedented number of new products being on display at the North American Food Equipment Manufacturers

4 Enodis annual report
  Chief Executive Officer's review


New product development
to meet customer needs


--------------------------------------------------------------------------------
Below: Significant reduction in debt in the second half.

[GRAPHIC]
[GRAPHIC]
[GRAPHIC]
[GRAPHIC]

Net debt (Pound)m

September 2001          365.9

March 2001              493.8

September 2000          434.2


Above: Merrychef Mealstream Series 5.5 is the market leader for electronic combination cooking, reducing cooking times by up to five times.
--------------------------------------------------------------------------------

("NAFEM") show in Orlando in early September. Encouragingly, industry data and other evidence available confirms Enodis is gaining market share. Our "like for like" decline in sales of 8% is less than estimates of decline in the market. Our ice businesses, where industry statistics are available, have grown market share and our sales to the five major buying groups are up 6% in a market down 10%, with our products gaining new listings. Similarly, publicly available competitor information confirms Enodis is performing relatively strongly with lower sales declines and higher margins.

   Operating profit was (pound)62.6m ((pound)66.3m). Importantly, operating profit for the second half was (pound)39.6m compared to (pound)23.0m in the first half with margins of 15.0% compared to 9.8%, reflecting the benefits of the cost reduction actions and some seasonal volume improvement.

   Since 11 September we have taken further actions to reduce costs and target market share gain opportunities in the face of further weakening economic circumstances. Immediate action included discretionary spend savings, cutbacks in capital expenditure and the introduction of new programmes for buying groups and dealers and increased customer communication.

   Additional plans are being developed to accelerate market share gains, including new product development, improving our international sales capability and further partnering opportunities with major dealers and buying groups, thus enhancing top line performance. Cost reduction actions include leveraging group purchasing, group IT and manufacturing best practices. We are targeting strategic headcount reductions and continuing our focus on ongoing manufacturing rationalisation.

The above cost reduction actions are targeted to save some (pound)7m in the new financial year at a cost of some (pound)2m.

   Major strategic priorities include the consolidation of parts and service, increasing focus on core heavy equipment products and brands, selling non-core businesses and continuing to leverage the Enodis organisation.

Food Service Equipment - Europe and Rest of the World

Our Food Service Equipment business in Europe and Rest of the World ("ROW") comprises manufacturing companies of ice machines, ovens, ventilation, beverage and other food preparation and general food service equipment, together with the distribution of products manufactured in North America. This business represents approximately 20% of our Food Service Equipment group.

   The market in food service equipment in Europe has been mixed, with the market overall estimated to be flat compared to the prior year. Our businesses in Germany and the UK beverage companies have been most impacted by the economic slowdown.

   Actions have been taken to reduce costs including headcount reduction and discretionary cost savings. Headcount savings of some 108 employees have been achieved, which together with discretionary cost savings, have benefited second half performance by some (pound)1m with an annualised benefit of some (pound)4m.

   Operating profit for the year was (pound)17.7m compared to (pound)22.6m in the prior year. The second half performance was (pound)8.5m, a deterioration compared to (pound)9.2m in the first half.

These results are disappointing and reflect losses at one of our UK beverage businesses, which has now been sold, weakening performance in our German businesses, increased overhead costs and margin pressure. The results include non-recurring property profits of (pound)1.5m.

   Subsequent to the year end, we have combined our North American and Europe & ROW Food Service Equipment businesses into a single Global Food Service Equipment group under the leadership of Dave McCulloch. This has been done in order to improve top line performance, reduce costs, further streamline the organisation and provide our global customers with better service. Further actions to strengthen management have been taken.

Our strategy in Europe is to refocus the European portfolio on core heavy food equipment, leverage the strength of our North American brands for global customers, sell non-core activities, pool technology resources and revitalise our owned and third party distributors.

Food Retail Equipment

Our Food Retail Equipment group, which represents just over 20% of total Food Equipment, comprises four companies:- Kysor Warren and Austral, which manufacture display cases and refrigeration systems, Kysor Panel Systems, which manufactures walk-ins and systems, and Belshaw which manufactures doughnut equipment. Austral, Kysor Panel Systems and Belshaw have leading market positions. Kysor Warren, which accounts for over one third of this group, has a number four market position and has suffered from under-investment and a concentrated customer base in a very challenging market environment.

5 Enodis annual report
  Chief Executive Officer's review

Strong management actions

Teamwork and realism

[PHOTO]
Above: Robert Eimers
Vice President, Global Human Resources

Right: Prompt actions to reduce headcount as a response to market conditions.

Food Equipment headcount

2001    8,075

2000    8,796

1999    8,947



The North American market for display cases and systems declined during the year and is currently estimated to be down some 25-30% compared to the prior year. This decline has been driven by economic slowdown and consolidation within the US retail sector. The market for walk-ins and systems is also down and Belshaw has been impacted by a trend towards larger equipment. Austral is showing some recovery from a low base. The whole industry has been affected by this very severe turndown with all major competitors in the display case and systems business closing plants and laying off employees. We estimate that some 20% of display case capacity has been eliminated.

   We have developed and are implementing a turnaround plan for this business. This has included the appointment of new management, led by Dave Odum, two major plant closures and a headcount reduction of almost 500 employees, product refreshment, the consolidation of facilities in Australia and aggressive actions to broaden the customer base. The actions taken reduced costs by some (pound)2.5m in the second half and over (pound)7m on an annualised basis. We believe Kysor Warren is now positioned as the low-cost producer in what remains a very competitive market.

   Operating profit for the period was (pound)10.4m ((pound)22.6m). Operating profit for the second half was (pound)5.9m up from (pound)4.5m in the first half despite a further decline in the market.

   Success has been achieved in broadening the customer base with important new customers won at Kysor Warren, Kysor Panel Systems and Austral. The market, however, is very competitive, and margins have suffered accordingly.

   Additionally, actions are being taken to further reduce the cost base including headcount reduction and other manufacturing and rationalisation savings.

These cost savings are targeted to be (pound)2m in the new financial year at a cost of (pound)2m. Strategic priorities include completing the turnaround plan, broadening the customer base and positioning the business for recovery when markets eventually improve.

People

The year has been very challenging for all our management and employees who have responded outstandingly. We are very grateful for their continued considerable efforts, contribution and support.

   We now have a full executive team working well together, and strong and experienced operating company presidents running our individual business units. We have a strong team and management stability.

   New values for the organisation are being encouraged including internal teamwork, partnering with third parties, respect for people, realism and industry leadership. Already we have seen a major change in culture and attitudes.

   Communication with employees will continue to be a key priority for us as we build on the momentum already established and take our business forward.

Current trading and outlook

Trading in October and November to date has been at levels close to our original plans. Nevertheless, the trading climate is likely to become more difficult following the events of September 11 and the extent of any further market decline remains unclear. All prudent actions are being taken to address the situation, reducing costs further and taking advantage of market share gain opportunities. We have based our planning on the experience at the time of the Gulf War in 1991, when the market for food service equipment in the USA fell by some 15%.

We are targeting further cost savings of some (pound)10m for the new financial year relating to strategic headcount reductions, discretionary cost savings, leveraging Group purchasing and ongoing manufacturing rationalisation. We estimate exceptional items of some (pound)6m in the new financial year relating to these actions.

   We are also taking actions to improve top line performance and believe that our scale, broad product range, technology, and industry relationships ideally position us to achieve this.

/s/ Andrew Allner

Andrew Allner
Chief Executive Officer

6 Enodis annual report
Business review



Global Food Service Equipment Group
Market challenges and transformation

Below: Improved second half as benefits of restructuring become apparent.

Global Food Service Equipment
Operating profit 2001(pound)m

H1      32.2

H2      48.1



[PHOTO]
Above: Dave McCulloch
President, Global Food Service Equipment Group


Overview

Last year saw a thorough transformation of Enodis' Food Service Equipment (FSE) business into a Global Food Service Equipment group.

   Starting in North America in March, the management of FSE devised and began implementation of a step-change in their group's structure and performance. Within 30 days FSE returned to historical quality of earnings and enjoyed double-digit earnings growth for several months. All of this was accomplished in a market that was down 10%. For two companies in the group - Frymaster and Lincoln - earnings were up 50% over the previous year. In July, Delfield enjoyed an all-time record for both sales and profit.

   In Europe, in September the organisation was delayered and simplified to mirror the structure in North America, thereby creating one global team.

Process and potential

Clearly, the group was on the right track, but getting to that point was not easy. It involved a highly demanding process, calling for the participation of the entire organisation.

   Given the level of performance in the first few months of 2001, the process of simplification had to be implemented quickly. Unfortunately, this could not be done painlessly.

The task began with North American operations and the announcement of a 15% reduction in the salaried workforce. The remaining 85% of the workforce shared the pain of a week off without pay, and some sacrifices on benefits.

   To help map out the recovery route, the entire management team gathered in Atlanta. Their objective was to determine how best to maximise each of 10 individual company results whilst simultaneously leveraging total FSE efforts.

   They decided to return to 10 individual units with responsibility for profit and loss; institute a flatter, more efficient management structure and create a shared sales force supporting the channels of distribution.

   Among the other outcomes of the Atlanta meeting were commitments to:

- establish new levels of partnership (in part through the establishment of "advisory councils") with sales representatives, dealers and service agencies;

- pool efforts in advertising to make maximum use of limited budgets in an integrated Enodis advertising campaign;

- improve communications to ensure dissemination of comprehensive information during a period of rapid change.

7 Enodis annual report
Business review



Alignment of sales representatives



                                                      Award-winning new products

[PICTURE]
Above: The Enodis booth at the NAFEM show in Orlando featured the introduction of over 20 new products.


[PICTURE]
Above: The Paris show, Equip Hotel, featured French TV star Vincent Ferniot on the Enodis stand assisting with demonstrations.


The European team agreed to:

- leverage the technology centre in Tampa;

- consolidate Beverage Systems;

- continue the investment plans in new factories for Convotherm in Germany and Viscount Catering and Vent Master in the United Kingdom.

Leveraging strengths
The new team began a drive to leverage best practices throughout the organisation. These included Lincoln's implementation of an impressive "Lean Manufacturing System" in its Merco Savory division and Delfield's successful implementation of value analysis.

   The group's commercial team began working more effectively with the operating company sales and marketing teams, offering co-ordinated packages of products and services to the distribution network.

   The group aligned 80% of its US territory sales representatives, and invested in significant training and improved communications. Three commercial presidents developed new measurement tools focusing on market share by product and territory.

   Operating company international sales managers volunteered to perform the dual role of Enodis regional managers to begin the process of integrating international sales.

Forty key account teams were established to leverage existing individual brand relationships with national and global quick service restaurants, casual dining and contract catering accounts to other brands within the Enodis portfolio. The new global team has the ability to leverage its factories around the world to make global brands to local standards. When appropriate and as described later in this review, the Enodis Technology Center provided specific equipment solutions to these teams.

   The formation of Enodis Dealer, Service and Representative Councils, along with enhanced efforts with industry associations such as FCSI, CFESA and FEDA, opened up stronger two-way communications and resulted in several innovative programmes.

   One was the announcement of Enodis sponsorship of the Dealer Sales Representative of the Month in concert with FES magazine.

   Other communications programmes included:

- letters were sent regularly to industry partners, and a bi-weekly newsletter to all employees was instituted;

- new product and FSE organisation brochures were developed and distributed.

8 Enodis annual report
Business review


                                                            Innovative solutions

[PICTURE]

Above: At the Enodis Technology Center (ETC), in Tampa, Florida, expert engineers and food technologists develop food service equipment to satisfy the unique requirements of major customers. The facility is also used extensively for training.

No.1 for innovation


In the financial year just ended, the energetic efforts of FSE companies resulted in several awards:

- Delfield was named the 2001 Taco Bell Equipment Supplier STAR award winner;

- Scotsman Ice Systems was honoured as outstanding supplier for Heavy Equipment-Refrigeration by SEFA (Supply Equipment Foodservice Alliance);

- Pride Marketing and Procurement named the Enodis ice machine companies Scotsman and Ice-O-Matic as joint recipients of their Vendor of the Year Award.

Winning awards is edifying. However, FSE's primary objective is the profitable production and provision of equipment that meets customers' needs for food safety, energy efficiency, working speed, menu flexibility and greater reliability. Consequently, despite reduced headcount and spending, the group was determined not to slow down its new product development efforts.

     The focal point of this activity is the Enodis Technology Center (ETC) in Tampa, Florida.

     There, in the industry's only facility of its kind, expert engineers and food technologists work on food service equipment to meet the unique requirements of individual operators. If, for example, a customer wants to increase productivity, ETC can undertake a workstation flow analysis in combination with innovative equipment design to reduce cooking and preparation time. ETC can also come up with solutions to conserve space through the development of multi-purpose equipment.

   ETC's advanced technological capabilities, testing procedures and top-of-the-line engineering teams are proving to be among the restructured FSE's most important resources.

Success on show

ETC, in conjunction with the operating companies, targeted the industry's largest equipment show, NAFEM in Orlando, Florida.

   There, the group's aim was to position Enodis as the industry's food service equipment technological leader. To that end, NAFEM was the launch pad for more than 20 important new products, more than three times as many as the year before. Among the year 2001 products featured were:

- the new Delfield reach-in line: Vantage, Supremacy and Meridian series, featuring over 40% lower energy consumption than industry norms;

- Frymaster's FootPrint Pro Series fryer/filtration system, delivering a simpler filtration system that accepts three forms of filtration - paper, stainless steel screens and charcoal. A new larger capacity drawer design with coved corners reduces the likelihood of spilling or overflows and improves safety of operation and maintenance;

9 Enodis annual report
Business review



Exciting developments

[PICTURE]

Above: Delfield Reach-In range offers a full spectrum of solutions from the budget to high-end market with flexible shelving systems and energy saving designs.

[PICTURE]

Above: New ultra-violet technology and commercial kitchen ventilation from Vent Master treat contaminated air by using ultra-violet enhanced oxidation technology.

- Cleveland's Gemini 10 Convection Steamer with gas-fired, high-speed production and a capacity for five 21/2" steam tablepans;

- Delfield's Blast Chiller, a new line including the DBC-10, a 100-pound unit featuring four modes of operation and four temperature probes. With two independent 50-pound units, the DBC-10 can run on half capacity or accommodate menu variety;

- Garland's Master Series Xpress Grill, delivering significant productivity increases and ensuring product quality through automated control of two-sided cooking. A programmable controller regulating time, temperature and gap between griddle plates enhances food safety through consistency of internal food temperatures;

- three new models from Ice-O-Matic: the 22"ICE Series Cube Ice Maker, the EFD 300 Series Flake Ice Maker/Dispenser and the EMF 1300/3300 Low Side Series Flake Ice Maker - plus the debut of Scotsman Ice's MAR 1400 and MAR 2000 Industrial Flake Ice Machines;

- Vent Master's new ultra-violet technology in a broad range of ventilation products using new technology that treats contaminated air with ultra-violet enhanced oxidation, destroying airborne grease and thereby reducing odours, fire hazards and duct cleaning;

- Garland's Mealstream Series 5, combining microwave and convection cooking technology in a fully programmable format that offers increased cooking speed and finishing flexibility for operations offering broad menus with limited space;

- Delfield's LiquiTec Drop-in Cold Pan with a super-cooling effect that allows pans and food to be flush with countertop displays while maintaining NSF-7 safe food temperatures - all with energy cost savings of up to 75%;

- Aladdin Temp-Rite's Heat on Demand pellet system, an induction base and dome heater that maintains plated food temperature for up to one hour through the use of energy-efficient pellets that can be completely heated in 10 seconds.

The atmosphere at the group's NAFEM stand was buoyant. As far as the industry was concerned - and the team itself - the group's turnaround was an unqualified success. By the time NAFEM ended, we believed that Enodis' technology leadership in food service equipment was evident.

10 Enodis annual report
Business review


Rapid reaction


[PICTURE]
Above: Jackson's Meiko Warewashing Machines offer end-users significant savings through lower operational costs and energy consumption.


Below: NAFEM was the launch pad for more than 20 important new products, more than three times as many as the year before.

20
new products


Project Adversity/Opportunity

The tragic events of 11 September 2001 have changed the market outlook with expected further downturn in levels of demand in a more uncertain and difficult environment. However, the Enodis team has rallied, confident in their ability to work together and achieve success.

   One response is Project Adversity/ Opportunity, a company-wide effort aimed at reducing current spending while investigating every opportunity to reduce costs. Just as important is the objective of capturing market share through leveraging the power of Enodis.

   Part of this effort was a two-month "customer blitz", which saw the deployment of all executives and managers on an intensive round of customer visits. This is in line with the group's overall objective of differentiation as the supplier with the highest visibility and greatest dedication to customer service.

   In the first days following the 11 September tragedies, the group identified the potential for $2m in reduced spending and $4m in reduced cash use in the first quarter of the new financial year.

   A subsequent two-day meeting in early October devised strategic initiatives that identified another $10m in cost saving opportunities.

Immediate actions in the aftermath of 11 September included:

- announcement of the planned closure of Booth on 26 September 2001. The closure of Dallas-based Booth, a manufacturer of dispensing products for the soft drink and beer industries, was aimed at further streamlining the Food Service Equipment business in North America. Booth had struggled over the past several years with a declining market for its products, coupled with significant changes in the buying habits of its two major customers;

- the sale of Scotsman Response, a beverage service unit, located in Preston, England;

- the transfer of responsibility for manufacturing and marketing Seco Systems from Aladdin Temp-Rite to Delfield;

- the phasing out of Garland's residential business, and renewed focus on its core commercial operation;

- a gradual exit from Delfield Walk-ins, permitting the honouring of all outstanding customer commitment;

- the realignment of Jackson MSC as a member of the Delfield group of companies to provide marketing, finance and IT synergies;

- the move of Dean's operations from Los Angeles to Frymaster's world-class facilities in Shreveport, Louisiana.

11 Enodis annual report
Business review

Capturing market share

[PICTURE]
Above: E-Flow brand ovens by Lincoln come in any size from countertop models to the highest capacity models. E-Flow offers better quality food faster, reducing labour and energy costs substantially.

[PICTURE]
Above: US Range Cuisine Gas Ranges offer ultimate durability for the high performance kitchens where power and simplicity are of the utmost importance.

[PICTURE]
Above: Scotsman CME456R Remote Air-cooled Ice Machine produces up to 500lbs of ice per day. Equipped with CM3 technology with Auto IQ control system.


These developments are consistent with the group's strategy to concentrate on core food service equipment products and brands. In particular the Dean move to Shreveport is a signal that the group is fully committing to increased focus on the fryer business. The consolidation will foster the development of the next generation Frymaster and Dean fryers - both open vat and tube type technologies
- to provide customers with the best choice in high performance fryers.

   Clearly, these developments, some of which were planned and initiated months before the tragedies of 11 September, will help to give the group competitive advantage.

   But there is still more to do. A particularly promising area is in joint US/European projects. The newly formed global group is ideally placed to transfer knowledge and opportunities among European and North American companies. The objective, as always, will be to improve customer service and gain market share, reduce costs and maximise shareholder value.

   Several initiatives are underway, including global expansion of Merrychef's high-speed ovens, leveraging Garland's distribution network; developing the next generation of ice technology for global production; introduction of Vent Master Europe's innovative ulta-violet technology in North America; and an expanded reach of the Enodis Technology Center to include European operations.

Expansion of its European product offering is an urgent priority. FSE will accelerate integrated selling of North American and pan-European products through Enodis' distribution units in UK, France, Germany, Italy and Spain. New manufacturing plants for Convotherm, Viscount and Vent Master, in addition to several existing plants throughout Europe, provide a foundation to build selected US brands and/or technologies for local distribution.

   Another significant area of opportunity is after-sales service. The group is determined to move to the next level of service through greater consolidation of its global service network, supported by a more integrated Enodis parts and service management structure.

   The past year has demonstrated that the Global Food Service Equipment team is capable of rising to the challenges ahead.

/s/ Dave McCulloch

Dave McCulloch
President
Global Food Service Equipment Group

12 Enodis annual report
Business review


Food Retail Equipment Group
Business turnaround




Below: Operating profit in the second half up despite a further declining market.

Food Retail Equipment
Operating profit 2001(pound)m

H1              4.5
H2              5.9


[PHOTO]
Above: Dave Odum
President, Food Retail Equipment Group


Overview

The supermarket sector in North America has witnessed significant change.

   In the space of a few years, mergers and acquisitions more than halved the number of major supermarket chains -- from 55 companies to 22. Not surprisingly, the winners in that frenzy of acquisition are still digesting the losers.

   Since North American supermarket chains have traditionally been the lead customers for Enodis' Food Retail Equipment group ("FRE"), the group went through a difficult period in 2001, reflecting a fall in the market of as much as 30% by year end.

   Yet the operations in this sector are fundamentally sound. Therefore, Enodis management put a turnaround plan in place for the group. This plan, which subsequently resolved or ameliorated the problems which FRE faced at the beginning of 2001, consisted of four elements:

- new management;

- cost reduction;

- product refreshment;

- wider customer base.

The first priority in its implementation was a change in management. We have attracted the talents of a number of managers with decades of sector experience and expertise. This enthusiastic and dedicated team put the rest of the plan in place with noteworthy success, particularly in the second half of the year.

Improvements were apparent across all of FRE's business units as performance was re-energised.

Belshaw

Belshaw, for example, achieved a year-on-year sales increase in a declining market.

   The world's leading manufacturer of on-site doughnut making equipment, Belshaw, experienced a significant change in customer buying patterns. Increasingly, customers are moving from smaller volume equipment to larger units that produce more than 2,400 doughnuts an hour.

   Though Enodis margins on the smaller machines are higher, returns on the larger machines are still healthy.

   Wal-Mart, FRE's largest single customer, is an important Belshaw account as well, with sales to 200-300 stores annually.

   The year also saw a deal with Dunkin Donuts to supply Belshaw equipment to 100 outlets.

   Belshaw continued to supply machine components to Krispy Kreme. Negotiations are underway for the provision of complete machines in the near future.

   Though Belshaw's international sales have dropped somewhat since 11 September, overall sales remain strong in a sector that supplies a low-cost comfort food in uncertain and troubling times.

13 Enodis annual report
Business review




Broadening customer base

[PICTURE]
Above: Kysor refrigeration system in a custom-built enclosure.

Below: Kysor Panel Systems is a key player in the North American food equipment business, with a leading market share and penetration into 15 out of the top 22 retail chains.

15
out of 22

Austral
Austral is the Antipodes' foremost refrigeration specialist for the retail sector, with company operations extending to every state and major city in Australia and New Zealand.

   In Australia two names - Coles and Woolworth - serve most of the market and Austral supplies them both. As the region's premier manufacturer, the company enjoys a leading market share. In 2001 Austral managed to retain this leading position throughout a challenging year that saw a slowdown in new store development and refits following a massive building programme throughout the supermarket sector three years ago.

   In complete conformity with group strategy, Austral has embarked on a number of ways to deal with this situation. Under guidance of a new managing director, the company consolidated its four Sydney facilities into one.

   The company also managed to increase profitability by putting spare capacity to work with the start-up of a contract-based service and installation business.

   Looking ahead, Austral management is positioning the company to benefit from the imminent break-up of the Franklin chain of stores and their subsequent remodelling and refitting by new owners. The arrival of the Pick n' Pay chain from South Africa is eagerly awaited.

   Austral is also gearing up for the launch of an important addition to its product range, the Millennia line of refrigerated display cases.

More attractive and more energy-efficient than its predecessors, Millennia will begin production by May 2002 and will be providing the cornerstone for Austral's anticipated sales expansion.

Kysor Panel Systems
Kysor Panel Systems is a key player in the North American food equipment business, with a leading market share and penetration into 15 out of the top 22 retail chains.

   To accommodate the consolidations that the market has seen in recent years, Kysor Panel Systems closed its Portland, Oregon plant in 2001. The company accomplished this with no loss of customers and no diminution in customer service. Thanks to efficient order processing/manufacturing/dispatch in the three remaining Kysor Panel Systems plants, lead times are no more than five to six weeks, with only a short backlog on orders.

   With the contraction in the North American market, Kysor Panel Systems has had great success by focusing on the promotion of its walk-in range in markets in Mexico and the Caribbean. Sales in Puerto Rico have been particularly noteworthy.

   As some customer brands disappear, new opportunities arise and Kysor Panel Systems is positioning itself to take advantage of these. New business with Target Stores provides a prime example.

14 Enodis annual report
Business review


                                                            Increased efficiency

[PICTURE]
Above: A parallel rack system designed for maximum product protection in a new or refurbished supermarket.

Kysor Warren

The challenges facing Kysor Warren, FRE's largest business unit, at the beginning of the period were particularly demanding.

   Though its products are usually sold in tandem with those of Kysor Panel Systems, Kysor Warren does not enjoy the same market position: it is number four, compared to its sister company's role as market leader. Compounding Kysor Warren's difficulties as the year began was its narrow customer base, with only five customers accounting for 80% of sales.

   In response to these pressures, Kysor Warren closed its Conyers, Georgia plant and merged its operations with those of the Columbus, Georgia plant at the end of June. This move reduced excess capacity, increased efficiency and cut costs.

   A new management team expanded the company's horizons beyond the United States to take a very aggressive stance in the Canadian market. South of the border, Kysor Warren managed to triple sales in Mexico.

   An intensive sales expansion campaign resulted in the tripling of sales to K-Mart, and a broadening of the customer base to include, for the first time, Kroger.

In applying the third element of the group's recovery plan - product refreshment
- Kysor Warren was particularly ambitious. In the first major overhaul of its product line in 15 years, the company launched its new E-Line range of display cabinets.

   E-Line combines contemporary European styling with state-of-the-art energy efficiency. Just as important, it is also easier and more cost-effective to manufacture than the designs which it is replacing. After an investment of $3m in new tooling, powder paints, sheet metal fabrication and coil-making facilities, Kysor Warren managed to bring E-Line production on-stream in less than six months.

   With the backup of a dedicated advertising campaign, E-Line was soon a success. The range was also the focal point of Kysor Warren's stand at the influential Food Marketing Institute Show in Chicago in May. It proved to be the exhibition's most heavily visited site. Just months after its launch, E-Line accounted for 30% of Kysor Warren's sales. It is due to replace entirely older, less efficient product lines by the end of 2002.

Turning a corner

Thanks to all of these developments across the Food Retail Equipment group, and to all the people within the group who made these good things happen, the business turned a corner in the 2001 financial year.

15 Enodis annual report
Business review

Low-cost producer


                                                                 Well positioned

[PICTURE]
Above: A portion of our state-of-the-art 185,000 square-foot assembly plant in Columbus, Georgia where we provide
Refrigeration System Solutions.

[PICTURE]
Above: The Kysor shop-around glass door reach-in cases are designed to merchandise frozen food, ice cream, and medium temperature products.


Despite the tragedies of 11 September, optimism in, and for, the group remains.

   The Food Retail Equipment group is now well positioned as a low-cost producer of quality goods. This will stand the group in good stead as our traditional markets in the United States gradually recover. There are some indications that this is already happening as housing starts, traditionally a reliable indicator for the future of the retail market, begin to stabilise as a result of lower interest rates.

   In the meantime, the Food Retail Equipment group is looking for new trade beyond its traditional supermarket customer base. Both Kysor Panel Systems and Kysor Warren have had considerable success in targeting major chains of convenience stores such as 7-11, Circle K and the oil majors. Such diversification into smaller goods for smaller facilities has also opened up new custom business, such as a deal with the drugstore chain, Walgreens.

   Widening the customer base even further is a recent promotion of the group's range of electrical houses, prefabricated machine rooms, that were first developed for K-Mart. Thanks to some innovative thinking, electrical houses are now proving attractive to a number of new customers entirely outside the group's usual remit.

Such lateral thinking, combined with cost-consciousness, new product development and effective management, will provide a sound and adaptable basis for continuing success.


/s/  Dave Odum

Dave Odum
President
Food Retail Equipment Group

16 Enodis annual report
Financial review



Financial review

[PHOTO]
Above: Stuart Miller
Chief Financial Officer - Group


Cash conversion %

2001    105

2000    98

1999    84

Operating cash flow as a percentage of operating profit before exceptional items



The Group's results reflect the difficult trading environment, the disposal of the Building and Consumer Products business and the strong management actions taken during the year. The results again demonstrate strong operating cash flow before exceptional costs.

Turnover
Our turnover of (pound)1,081m is (pound)99m below last year, predominantly due to the disposal of our Building and Consumer Products business, Magnet, in June 2001. Turnover of our Food Equipment business at (pound)887m was in line with last year, although this included (pound)43m of benefit due to favourable exchange rates in 2001 and (pound)22m due to acquisitions, offset by lower sales at our ongoing businesses. On a like-for-like basis, Food Equipment sales were down 7% on last year.

Profits
Profits before interest, tax, goodwill amortisation and exceptional items decreased by (pound)39.8m to (pound)99.9m. This reflects a favourable foreign exchange movement of some (pound)4m offset by the disposal of Building and Consumer Products of (pound)18.0m. Total shortfalls in Food Retail Equipment and Food Service Equipment were (pound)12.2m and (pound)8.6m respectively.

     In Food Equipment, operating profit before goodwill amortisation and exceptional items decreased by (pound)20.8m or 18.7% to (pound)90.7m. Despite further market decline, the second half performance of (pound)54.0m was significantly ahead of the (pound)36.7m in the first half, reflecting the benefits of the cost reduction programme and seasonality. Operating margins in the second half strengthened to 11.6% overall compared to 8.7% in the first half.

Property
During the year we sold a further tranche of the Felsted, Essex, UK property, which, along with some smaller property disposals, gave rise to turnover of (pound)16.6m and profits of (pound)9.0m. Profits from property development are expected to be around (pound)7m in 2002, with significantly lower levels in future years.

Operating exceptional items
Operating exceptional items of (pound)167.5m consist of goodwill impairment of (pound)100.0m, costs of restructuring of (pound)33.1m, settlement of the Bomar-related litigation of (pound)12.2m, costs related to the Board's review of options of (pound)8.5m and reassessment of accounting estimates in the light of FRS18 of (pound)13.7m. Some of these costs represent non-cash amounts. Of the balance (pound)27.8m has been paid in 2001 with a further (pound)17.5m expected in 2002.

   Non-cash goodwill impairment relates predominantly to the Scotsman acquisition. We amortise this US dollar denominated asset over 20 years. As a result of the softening of the US market, particularly in Food Retail Equipment, and the impact of the events of 11 September, we have made a prudent decision to book an impairment of goodwill of (pound)100m.

17 Enodis annual report
Financial review



Strong operating cash flow


[PHOTO]
Above: Dave Wrench
Chief Financial Officer - Global Operations


Below: We generated strong operating cash flow in 2001. It represented 105% of operating profit before exceptional items.


105%


This will have no impact on future cash flow, but will reduce our annual amortisation charge.

Business disposals

In June 2001, we completed the disposal of our non-core Building and Consumer Products business. We received net cash in the year of (pound)98.6m together with a vendor loan note of (pound)20m. The gain on disposal of Building and Consumer Products of (pound)29.1m is offset by a loss on disposal of Scotsman Response of (pound)5.6m (of which (pound)2.3m represents goodwill).

Interest

The Group's net interest cost in the period before exceptional items was (pound)36.1m, down (pound)1.4m on the prior year reflecting lower average principal and interest rates, offset by adverse foreign exchange effects.

   Interest cover before exceptional items and goodwill amortisation was 2.8 times, a deterioration from the prior year figure of 3.7 and the effective interest rate on the Group's net debt, which is primarily denominated in US dollars, was 7.8%.

Profit/(loss) before tax

The pre-tax loss for the period of (pound)109.0m is disappointing, reflecting the difficult trading conditions, associated write down of non-cash goodwill and the cost/benefits associated with our prompt management actions to reduce expenses and debt.

Taxation

Lower profits have led to a reduced tax charge on trading results of (pound)8.6m compared to (pound)14.2m in the prior year. A constant underlying rate of 13.5% reflects the continued benefits of brought forward operating losses in the UK and US. A tax credit of (pound)2.0m was taken on exceptional items.

   In the short term, we expect our tax rate to be between 13% and 17%. US tax losses are not expected to be utilised until 2005/06 when the Group will return to a more normal effective tax rate.

Earnings per share

Adjusted diluted earnings per share, before exceptional items and goodwill amortisation, were 22.0p, down from 35.0p last year.

Dividend

As mentioned elsewhere in this report, there is a downturn in our markets as a result of the tragic events of 11 September 2001. The extent and duration of this downturn remains unclear and we are taking all actions to mitigate the effect on our finances and reduce debt.

   The Board considers it prudent, in the current uncertain environment, to minimise cash outflow and preserve the Group's financial flexibility. Accordingly, no final dividend payment will be made for the year ended 29 September 2001 (2000: 9.35p). An interim dividend of 2.0p (2000: 4.4p) was paid during the year.

Operating cash flow

The Group continues to generate strong cash flow before exceptional items.

                                                        2001               2000
                                                    (pound)m           (pound)m
Operating profit*                                       99.9              139.7
Depreciation                                            22.7               23.8
Profit on disposal of assets                            (1.7)              (0.3)
Spend against provisions                                (6.0)              (4.6)
Working capital                                          5.9                1.9
Net capital expenditure                                (16.3)             (23.3)
Operating cash inflow                                  104.5              137.2
Interest                                               (36.9)             (37.5)
Taxation                                                (6.0)             (10.2)
Free cash inflow                                        61.6               89.5

* before exceptional items and goodwill amortisation

Whilst operating profits before interest, tax, goodwill amortisation and exceptional items have fallen by (pound)39.8m, operating cash flow is only (pound)32.7m lower at (pound)104.5m. This reflects our prompt actions to limit capital expenditure ((pound)7.0m lower at (pound)16.3m) and improve working capital controls ((pound)4.0m better at (pound)5.9m inflow). Cash flow is one of our key performance indicators - monitored regularly at all levels of the Group.

18 Enodis annual report
Financial review



Building and Consumer
Products disposal



Below: We received net cash of(pound)98.6m on the disposal of Magnet.

(pound)98.6m

Net debt
Net debt at 29 September 2001 was (pound)365.9m compared to (pound)434.2m at the beginning of the year. The movement of (pound)68.3m is analysed as follows:


                                          (pound)m

Net debt at 30 September 2000                434.2
Free cash inflow                            (61.6)
Exceptional items                             27.8
Acquisitions                                  26.5
Disposals                                   (98.6)
Bank refinancing costs                         4.0
Dividends                                     28.0
Foreign exchange rate movement                 5.6
Net debt at 29 September 2001                365.9

The acquisition costs primarily relate to the $36.2m paid for the acquisition of Jackson in November 2000. This is offset by the net (pound)98.6m received from the disposal of the Building and Consumer Products business, Magnet, in June 2001.


Financing facility

The Group entered into new medium term facilities to refinance the Scotsman acquisition debt in March. Due to uncertainties arising from the possible sale of Enodis and the review of strategic options, and latterly due to the more uncertain and difficult outlook, these new facilities have not been syndicated. Syndication is planned to proceed on revised terms appropriate in today's much more difficult banking market as soon as practicable. Subsequent to the year end, the Company and its principal subsidiaries entered in to an agreement to grant the underwriting banks a fixed and floating charge over the Group's assets. Thus, whilst medium term facilities are in place, it is likely that a significantly higher borrowing cost will be payable on outstanding balances in the future.

   The further reduction of debt remains a key priority for the Group. The Group's businesses are highly cash generative with relatively low requirements for capital expenditure. Very tight operating cash flow management will accordingly play a central role in debt reduction. In addition, plans are in place to reduce debt further, including the sale of non-core businesses and surplus property. We have targeted profit from surplus property disposals of some (pound)7m in the new financial year. We have also targeted proceeds of around (pound)50m from non-core disposals, though in the current climate this programme may take time to deliver.

Treasury management

The Group treasury function of Enodis is responsible for ensuring the availability and flexibility of funding arrangements in order to meet the ongoing requirements of the Group.

   In addition, it is responsible for managing the interest rate risks, liquidity risks and foreign exchange risks of the Group. Appropriate policies that regulate the activity of the Group treasury function are in place. The Group treasury function, in turn, has implemented policies and guidelines to regulate the activities of subsidiary companies.


Foreign exchange risk management

Foreign exchange transaction exposures are generally managed directly by operating subsidiaries within policies and guidelines established by Group treasury. Group treasury also enters into foreign exchange hedging transactions on behalf of subsidiaries where this is beneficial to the Group. It is the Group's policy not to enter into market transactions to hedge profit and loss account foreign exchange translation exposures. The Group's US dollar denominated interest cost provides a partial hedge to the Group's results.

   Enodis has significant capital employed in overseas operations. As a result, the Group's balance sheet can be affected by movements in foreign exchange rates. The Group seeks to limit the impact of these currency exposures by borrowing in the same currencies as the capital

19 Enodis annual report
Financial review



                                                                   Reducing debt




Below: Debt reduced in the second half from(pound)493.8m at 31 March 2001 to(pound)365.9m at 29 September 2001.



(pound)365.9m

employed in its main overseas operating units. Foreign exchange contracts are also used to match the currency of the Group's borrowings to such functional currencies.

Interest rate risk management

The Group finances its operations through a mix of retained profits and borrowings. Borrowings are made at both fixed and floating rates of interest. The Group uses a combination of interest rate swaps, interest rate caps and collars and forward rate agreements to generate the desired interest profile and to manage the Group's exposure to interest rate fluctuations. As at 29 September 2001, the Group had total net debt of (pound)365.9m. Using interest rate swaps and forward rate agreements, (pound)136.1m (37%) was fixed for a period greater than six months with a further (pound)68.9m (19%) fixed for a period greater than one year. The remaining (pound)160.9m (44%) remains floating. The interest rate profile is in line with the Group's objectives.

Investment

In the current climate we do not envisage further acquisitions. Furthermore, the Board's review of options identified certain non-core Food Equipment businesses that might generate more shareholder value if sold rather than retained. A process of disposal has been commenced which, in the current economic climate, may take some time to maximise shareholder value.

US GAAP

Enodis is listed on the New York Stock Exchange under the ticker ENO and accordingly files accounts in the US under US GAAP. The principal differences arise due to the treatment of goodwill, pensions costs and deferred tax.

   The pre-tax loss (including discontinued operations) under US GAAP is (pound)110.4m (2000: income of (pound)66.5m); the net loss after tax under US GAAP is (pound)113.7m, (2000: income of (pound)25.3m).

Summary

   The overall trading performance of the Group during the year reflects the difficult economic environment. However, due to the actions taken to reduce the cost base the second half performance was significantly ahead of the first half.

   The imperative of the Group is to further reduce the level of debt.

   The underlying strong cash flows of the operations together with proceeds from the sale of non-core businesses and surplus property will in due course bring the level of debt down to a more appropriate level.


/s/ Stuart Miller
Stuart Miller
Chief Financial Officer - Group

20 Enodis annual report Key people

Key people

The Directors
--------------------------------------------------------------------------------
Peter Brooks, Chairman (54 years), joined the Enodis Board as a non-executive Director on 21 May 1998 and was appointed Chairman on 17 January 2000. He was formerly General Counsel to the Board of the Global and Corporate and Institutions Division at the Deutsche Bank Group and is currently Chairman European corporate coverage at City solicitors Clifford Chance. He is also Chairman of Chesterton International plc. He is a member of the Remuneration Committee, Audit Committee and Nominations Committee.

Robert Briggs, non-executive Director (54 years), joined the Enodis Board on 15 August 2000. He is currently Senior Vice President and Chief Financial Officer of Diageo's US subsidiary, The Pillsbury Company. He was previously President of Arby's International and Vice President and Chief Financial Officer of Kentucky Fried Chicken. He is a member of the Audit Committee.

--------------------------------------------------------------------------------

Andrew Allner, Chief Executive Officer (47 years), joined the Enodis Board as Chief Financial Officer on 30 October 2000. He was appointed Chief Executive Officer on 2 November 2001 having led the executive team since the former CEO resigned in March. He was formerly Group Finance Director of Dalgety plc and CFO and Senior Vice President of its successor company PIC International Group plc, based in California. He is a non-executive director of Moss Bros Group plc. He is a member of the Nominations Committee.

Eryl Morris, non-executive and Senior Independent Director (58 years), joined the Enodis Board as a non-executive Director on 27 July 1998. He was formerly Deputy Chief Executive of Courtaulds plc. He is Chairman of Airinmar Group Ltd and HPI Group Limited and a non-executive Director of awg plc and Mill Digital Media Limited. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

--------------------------------------------------------------------------------

Dave McCulloch, President - Global Food Service Equipment Group (54 years), joined the Group in 1986. Progressively he held the positions of President Garland Canada (1992), President Garland Group (1995), President Specification Group (1999), President NA Foodservice Group (March 2001) before taking up his current appointment (September 2001). He was appointed to the Board on 2 November 2001. Prior to joining Enodis, he spent 17 years in the residential appliance business with Camco Inc, a subsidiary of General Electric.

Waldemar Schmidt, non-executive Director (61 years), joined the Enodis Board on 3 April 2000. He was Chief Executive of ISS Group since October 1995 and had been employed by ISS since 1973, until he left in September 2000. He is a member of IMD's Foundation Board, Chairman of Superfos A/S, Tholstrup Cheese Holding A/S, Navision A/S, Thrane & Thrane A/S, and non-executive Director of Group 4 Falck A/S, Alfa Laval International AB, F Group A/S and Viterra AG. He is Chairman of the Remuneration and Nomination Committees.

--------------------------------------------------------------------------------

Dave Odum, President - Food Retail Equipment Group (47 years), joined Enodis in September 2000 and was appointed to the Board on 2 November 2001. He has been in the refrigeration industry for over 23 years and held numerous manufacturing, marketing and managerial positions within the industry. Before joining Enodis he was the Vice President Marketing for the Hussmann Corporation. Prior to this he was President of the Krack Corporation.

Andy Roake, Chief Operating Officer (49 years), was appointed to the Board on 29 September 1997, joining the Group as Chief Executive, Welbilt Corporation in the US, appointed Chief Operating Officer on 1 January 2000. He was formerly Vice President Corporate Development of Raychem Corporation in California. He will resign on 31 December 2001.

--------------------------------------------------------------------------------

21 Enodis annual report
Key people


Executive Committee
--------------------------------------------------------------------------------
The members of the Executive Committee are Andrew Allner, Dave McCulloch and Dave Odum, together with:

Robert Eimers, Vice President - Global Human Resources (53 years), joined Enodis in July 2001. Prior to his employment with Enodis, he was the senior human resources officer for three major corporations; Household International, Inc., Sonoco Products Company, and Service Merchandise Company, Inc.
--------------------------------------------------------------------------------

Stuart Miller, Chief Financial Officer - Group (52 years), joined Enodis in April 2001 as Deputy Chief Financial Officer. Previously he was CFO with Dexion Ltd which was acquired by Apax Partners in 1997. Prior to this his experience has been in senior international finance roles with Grand Metropolitan Plc, Lex Service Plc and Rexam Plc, including five years in the USA.

Dave Wrench, Chief Financial Officer - Global Operations (55 years), joined Enodis in February 2000, as CFO for the Specification Group and was appointed to his current position in November 2001. He worked for GE Canada for 23 years in both CFO and general management positions. Prior to joining Enodis he held executive positions with three different companies that included responsibilities for operations in the USA, Canada and Mexico.

--------------------------------------------------------------------------------

22 Enodis annual report
Directors' report

Directors' report

1 Principal activities, business, operating and financial reviews

The principal activities of the Group consist of the manufacture and sale of commercial food equipment through its Global Food Service Equipment and Food Retail Equipment groups. The Group's Building and Consumer Products business was sold on 14 June 2001. The Group's turnover, operating profit and total assets less current liabilities are shown by business sector in note 1 to the accounts. A review of the business and future development plans, together with operating and financial reviews, are contained on pages 2 to 19 which constitute an integral part of this report.

2 Results and dividends

The loss of the Group before taxation amounted to(pound)109.0m (2000 profit:(pound)83.8m). Having adjusted for goodwill amortisation and exceptional items, profit before taxation was (pound)63.8m (2000:(pound)102.2m). The Directors do not recommend the payment of a final dividend (2000: 9.35p net per ordinary share). An interim dividend of 2.0p net (2000: 4.4p net) has been paid in respect of the period.

During the period the Company complied with the waiver by Mourant & Co of its rights to receive a dividend payable then and in the future in respect of the Company's ordinary shares.

3 Research and development

During the period the Group incurred expenditure on research and development of (pound)13.8m (2000: (pound)13.6m).

4 Share capital

(a) Details of movements of the Company's ordinary shares during the period are provided in note 21 to the accounts.

(b) During the period, the Company did not exercise the authority granted by shareholders at the Annual General Meeting held on 17 January 2001 for the Company to purchase up to 25.0 million ordinary shares.

5 Board of Directors

The current Directors of the Company, their ages and the dates of their appointment are shown on page 20. Peter Brooks, Robert Briggs, Eryl Morris, Andrew Roake and Waldemar Schmidt held office throughout the period. Andrew Allner, a Director at the end of the period was appointed on 30 October 2000. Penny Hughes and David Williams, Directors at the beginning of the period, left the Board on 17 January 2001 and 23 March 2001 respectively.

Peter Brooks and Waldemar Schmidt will retire at the next Annual General Meeting by rotation in accordance with Article 97 of the Articles of Association of the Company and, being eligible, offer themselves for reappointment in accordance with Article 98 of the Articles of Association of the Company.

Dave McCulloch and Dave Odum, having been appointed Directors since the last Annual General Meeting, will retire at the next Annual General Meeting and, being eligible offer themselves for reappointment in accordance with Article 95 of the Company's Articles of Association. Both US Executives, they each have a service contract which contains provisions which were in place some time before their appointment to the Board, whereby the contract is terminable by a Group company without cause on payment of 24 months base salary in the event of termination on or before 31 March 2003, or in the event of a change of control. In the event of termination without cause after 31 March 2003, payment will be of an amount in accordance with the Group's then severance policy for senior executives (currently 12 months base salary).

As reported on 25 September 2001, Andrew Roake will retire from the Board on 31 December 2001. The interests of the Directors in the share capital and other securities of the Company and its subsidiary undertakings are shown on page 28.

6 Substantial shareholdings

The following shareholdings are disclosed as having been notified in accordance with Sections 198 to 208 of the Companies Act 1985 as at 21 November 2001.

------------------------------------------------------------------------
                                                             Percentage
                                        Ordinary shares       of issued
Shareholder                                 of 50p each   share capital
------------------------------------------------------------------------
Harris Associates L.P.                       31,822,500          12.74%
------------------------------------------------------------------------
Standard Life Investments Limited             9,435,317           3.77%
------------------------------------------------------------------------
Legal & General Investment Management         7,551,726           3.02%
------------------------------------------------------------------------

7 Charitable and political donations

The Group made charitable donations of (pound)59,000 during the period (2000:
(pound)133,000), (pound)50,000 of which was donated in the USA (2000:
(pound)100,000). Neither the Company nor any of its subsidiaries made any donation for political purposes in either 2001 or 2000.

8 Close company status

The Company is not a close company within the provisions of the Income and Corporation Taxes Act 1988 nor was it a close company during the period.

9 Auditors

Resolutions to reappoint Deloitte & Touche as the Company's auditors and to authorise the Directors to determine their remuneration will be proposed at the next Annual General Meeting.

10 Disabled employees

Applications for employment from disabled persons are considered on their merits and regard is paid only to the ability of an applicant to carry out satisfactorily the functions required. The same policy is adopted when considering career development and promotion, while in the field of training, a distinction would be made only in order to meet the particular requirements of the disabled person. If an employee became disabled while in employment, all due consideration would be given to continue employment whether in the same or in an alternative capacity and training would be given where necessary.

11 Employee consultation

The Group places considerable value on the involvement of its employees and has continued its previous practice of keeping them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved in many Group companies through newsletters, formal and informal meetings. UK employees are encouraged to align their interests with those of shareholders by participating in the savings-related share option scheme.

12 Creditor payment policy

The terms of payment to most suppliers are agreed, and abided by, on an ongoing basis by each group company. Trade creditors at 29 September 2001 represented, on average, 35 days' purchases (2000: 30 days) for the Company and 63 days' purchases (2000: 66 days) for the Group.

23 Enodis annual report
Directors' report



13 Environmental policies of the Company's operating groups

Throughout Enodis' Food Equipment businesses - incorporating what are now the Global Food Service Equipment and Food Retail Equipment groups - there are consistent efforts to enhance employee health and safety at work and to minimise any adverse environmental impacts. This means complying with the spirit - as well as the letter - of environmental health and safety legislation.

The Group's efforts in these areas extend to the Enodis Technology Center ("ETC"), where safety and environmental considerations are intrinsic to the design of new products and processes.

The following sections contain examples of progress in reducing environmental impacts in the year ended 29 September 2001.

Recycling/consumption/dry waste Much of the wood, enamel slag, copper, steel and brass used in the manufacture of food equipment were recycled, as were packaging materials and the waste paper and used toners generated by office work. Noteworthy examples include: Lincoln's wood recycling programme that uses waste material to generate garden mulch; Viscount Catering's new waste compactor, which halves production of landfill waste; Merrychef's initiative in recycling office waste paper as packaging, which entirely replaces previous polystyrene use; Convotherm's cleaning/recycling programme for aluminium dishes for frozen foods.

Energy conservation Energy is employed in both the manufacture and end-use of Enodis products. The Company's objective is to save as much energy as possible in both areas of application, benefiting shareholders and customers alike. As part of this commitment in the commercial refrigerator and freezer ranges, in 2001 Enodis continued the previous year's participation in an Arthur D. Little project to develop technologies that further minimise energy consumption. The programme is under the direction of the US Department of Energy and also involves the development of energy use standards as part of the US Environmental Protection Agency's "Energy Star" programme.

Other conservation developments in refrigeration include:

- Scotsman and Ice-O-Matic's work with Frimont and ETC on new technologies following the success of Scotsman's revolutionary 22-inch cuber, using 23% less energy and 34% less water than the unit it replaces -- an achievement independently verified by the Air Conditioning and Refrigeration Institute.

- Ice-O-Matic's changes to boilers, compressors and testing facilities to reduce energy use in total and the start of an evaluation of plant lighting -both opportunities for energy saving in the manufacturing process.

- Kysor Warren's switch to energy efficient fluorescent bulbs in its refrigerated display case line.

Some examples of conservation progress in the Group's cooking and warming brands include:

- Garland's use of convection ovens with auto setback functions that put units in idle mode when not in use. - Rescheduling of paint processes to reduce both oven use and gas consumption - also at Garland.

Among energy saving initiatives at Enodis facilities outside the United States was that at Castelmac in Italy where a 35% reduction in gas use was achieved following substitution of the old central heating facility and installation of new insulation shields in polycarbonate.

Hazardous materials In Ontario, Canada, Garland worked with the Ministry of Environment and Energy in meeting regulations on the transportation of dangerous goods, including paint and enamel sludge, contaminated oil from compressors and other materials. Work is underway on the elimination of painted parts by 2002. Other developments in dealing with hazardous materials include:

- Frimont's elimination of painted products.

- Vent Master's segregation, double bagging and allocation to special bins of hazardous wastes including used thinner containers, two-part paint and adhesive remnants, broken glass, fluorescent tubes and light bulbs, used silicon sealant tubes, pressurised aerosol containers and used chemical containers.

Drainage and liquid wastes Lincoln received an industrial water users' award from the mayor of Fort Wayne for outstanding compliance and 100% accuracy of reporting. Frimont installed a water recovery system that reduced water consumption by 8%. Convotherm installed a water purification facility to enable reuse of wastewater produced during the degrading of steel parts. Water supplies for the process need only be topped up to replace the minute amounts lost through evaporation.

Refrigerants The Group made further progress in achieving its goal of complete conversion to ozone-friendly HFCs by 2002 - well ahead of the mandatory deadline of 2010. Ice-O-Matic had been a leader in the introduction of HFC refrigerants in 1994. Looking beyond HFCs, the Ice Group launched a project with ETC to explore alternative refrigerants as they are developed. Meanwhile, the programme of state training for all employees who test or handle refrigerants continued in 2001.

14 Annual General Meeting

The Annual General Meeting of the Company will be held at Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG on 16 January 2002 at 11.30 a.m.

A separate Circular to shareholders, containing the Notice of the Annual General Meeting and requisite information on the Resolutions to be proposed as special business at the Meeting, accompanies this Report and Accounts.

15 Directors' and Officers' insurance

In the year, the Company continued to purchase insurance for its Directors and certain Officers, as permitted by Section 310(3) of the Companies Act 1985, against liability for negligence, default, breach of duty or breach of trust in relation to the Company.

By order of the Board

D R Hooper Secretary
21 November 2001

24 Enodis annual report
Statement of Directors' responsibilities in respect of the financial statements/Independent Auditors' report to the Members of Enodis plc

Statement of Directors' responsibilities in respect of the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period.

In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent; and

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the Group's system of internal control, for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

D R Hooper Secretary
21 November 2001

Independent Auditors' report to the Members of Enodis plc

We have audited the financial statements of Enodis plc for the 52 weeks ended 29 September 2001 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors As described in the statement of Directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant UK legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the Directors' report and the other information contained in the Annual Report for the above period as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 29 September 2001 and of the loss of the Group for the 52 weeks then ended and have been properly prepared in accordance with the Companies Act 1985.

/s/ Deloitte & Touche

Deloitte & Touche Chartered Accountants and Registered Auditors Hill House, 1 Little New Street, London EC4A 3TR

21 November 2001

25 Enodis annual report
Corporate governance


Corporate governance

The Combined Code Your Board is accountable to shareholders for the running of the Company and is committed to the principles of good corporate governance.

The Company has applied the principles set out in Section 1 of the Combined Code
- Principles of Good Governance and Code of Best Practice ("the Code") as detailed herein.

The Board

Board balance Composition of the Board is balanced, with an independent non-executive Chairman, three further independent non-executive Directors and four executive Directors. Their biographies, which are set out on page 20, demonstrate a range of business backgrounds and international experience.

Re-election Non-executive Directors are appointed for a specific term of five years but all Directors are subject to election by shareholders at the first opportunity after their appointment, and to re-election thereafter by rotation and at least every three years in accordance with the Company's Articles of Association. The names of the Directors submitted for re-election are detailed in the Directors' report on page 22 and biographical details for each of them appear on page 20.

Board procedures and support Your Board considers that it provides effective leadership and control and has a formal schedule of matters reserved for its specific approval, including Group strategy and performance, acquisitions and disposals, major capital projects, Board appointments and dividend recommendation. It meets regularly and maintains a close dialogue between formal meetings. Briefing papers are circulated in advance of planned meetings and, during the year, your Board visited several Group sites. Newly appointed Directors receive an induction programme which includes a pack of Board papers for recent meetings, analysts' reports on the Company, a description of the Board's operations and the Memorandum and Articles of Association. A procedure exists for the Directors, in the furtherance of their duties, to take independent professional advice, if necessary, under the guidance of the Company Secretary and at the Company's expense. All Directors have the opportunity to undertake relevant training, have full and timely access to relevant information and the advice and services of the Company Secretary.

Appointments Appointments to the Board are reviewed by the Board as a whole with a Nominations Committee established to undertake the search process and recommend candidates to the Board as necessary. That committee comprises Waldemar Schmidt (Chairman), Peter Brooks and Andrew Allner.

Relations with shareholders There is an agreed allocation of responsibilities for regular executive Director communication with institutional investors and analysts in both the UK and USA. Structured presentations accompany the announcement of both interim and final results. Furthermore, the Annual General Meeting provides an excellent opportunity for private shareholders to question the Board and discuss issues with executive management after the meeting.

Audit Committee The Committee's Chairman is Eryl Morris who sits together with Peter Brooks and Robert Briggs. At all times, it shall comprise solely non-executive Directors and consist of not less than three members. It met four times during the period. Other Directors and executives may attend by invitation.

The Committee monitors accounting policies and financial reporting, and reviews the half-yearly and annual accounts before they are presented to the Board. It also maintains a liaison with external auditors and keeps under review the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors, taking into account where necessary any non-audit services provided to the Group by the auditors.

Remuneration Committee The Remuneration Committee is chaired by Waldemar Schmidt, an independent non-executive Director. Peter Brooks and Eryl Morris, also independent non-executive Directors, are members of the Committee. The Committee's terms of reference include reviewing and advising upon the remuneration and benefits packages of the executive Directors. The fees of the non-executive Directors are determined by the full Board. The Committee is advised and assisted as required by independent consultants and the Vice President - Global Human Resources. It reports to the full Board, whose Remuneration Report is set out on pages 26 to 28.

Going concern The Directors believe that the Group has adequate resources to continue operating for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Internal control

Introduction The Board has established procedures to implement in full the Turnbull Guidance "Internal Control: Guidance for Directors on the Combined Code" for the year under review and to the date of approval of the annual report and accounts. These procedures, which are subject to regular review, provide an ongoing process for identifying, evaluating and managing any significant risks faced by the Group.

Responsibility The Board has overall responsibility for the system of internal control. A sound system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Control structure There is a defined operating structure with lines of responsibility and delegated authority. This is managed on a day to day basis by the Executive Committee chaired by the Chief Executive Officer.

Written policies and procedures have been issued which define the limits of delegated authority and provide a framework for management to deal with areas of significant business risk. These policies and procedures are reviewed and where necessary updated. The Board reviews the operations of the Group treasury function, which sets appropriate limits to mitigate treasury risk.

The Board reviews the most significant risks facing the Group, their potential impact and likelihood of occurrence and the control procedures put in place to mitigate those risks.

Control environment The Group's operating procedures include a comprehensive system for reporting information to the Directors. This system is documented and regularly reviewed.

Budgets are prepared by operating company management and subject to review by both Group management and the Directors. Forecasts are revised during the year and compared against budget. When setting budgets and forecasts management identifies, evaluates and reports on the potential significant business risks.

Monthly reports of operating performance, with commentary on variances against budget, forecasts and prior year, are prepared at operational and Group levels. Key performance indicators are monitored.

The acquisition of any business requires a rigorous analysis of the financial implications of the acquisition and key performance figures. A sensitivity analysis takes place of the key assumptions made in the acquisition case. Post investment appraisals of the Group's investments are conducted on a periodic and timely basis.

A treasury report, with details of treasury borrowings and investments, is distributed to corporate management on a weekly basis.

The Audit Committee reviews a half yearly report detailing any significant legal actions faced by Group companies.

26 Enodis annual report
Corporate governance

Monitoring and review activities There are clear processes for monitoring the system of internal control and reporting any significant control failings or weaknesses together with details of corrective action.

A formal annual self assessment is provided by the presidents and controllers of each Group company detailing the operation of their control systems and highlighting any weaknesses. Regional management, the Audit Committee and the Board review the results of this assessment taking action as appropriate.

Group risk management issues are reviewed by a Group Risk
Management Committee, chaired by the Chief Financial Officer - Group and comprising cross functional representatives from across the Group. The Committee reports to the Board, or in the case of internal financial controls, to the Audit Committee, on all risk management matters.

Reports from the external auditors, Deloitte & Touche, on certain internal controls and relevant financial reporting matters are presented to the Audit Committee and management. Where, as a result of these reviews, issues are identified in the internal control environment, prompt corrective actions are taken.

Review of effectiveness The Directors believe that the Group's system of internal control provides reasonable but not absolute assurance that problems are identified on a timely basis and dealt with appropriately.

The Directors confirm that they have reviewed the effectiveness of the system of internal control through the monitoring process set out above for the year under review and to the date of approval of the annual report and accounts.

Compliance statement The Listing Rules require your Board to report on compliance with the Code throughout the accounting period. The Company has complied throughout the accounting period ended 29 September 2001 with the provisions set out in Section 1 of the Code.

Board remuneration report

Remuneration policy The remuneration arrangements for senior executives are designed to enable the Company to recruit and retain executives of the calibre needed to maintain Enodis' position as the world's leading Food Service Equipment Group. The Remuneration Committee has established an overall framework for the remuneration of executives throughout the Group, in order to achieve internal equity and to encourage operational synergies, whilst also taking into account remuneration levels in the countries in which executives are based.

Particular emphasis is placed upon linking executives' remuneration to performance. To achieve this goal, our general approach is to set basic salaries at around median levels for analogous businesses in the relevant countries in which executives are based, whilst enabling executives to earn significant payments under short-term and long-term incentive schemes subject to the achievement of specific targets relating to the performance of individual executives, the businesses for which they are responsible, and the performance of the Group as a whole.

The performance targets are reviewed by the Remuneration
Committee each year, in order to ensure that they remain appropriately challenging. The incentive schemes are also designed to align executives' interests with shareholders' interests, particularly in the case of the long-term scheme.

In forming its remuneration policy, the Remuneration Committee has given full consideration to the principles in Section B of the Code. The Board believes that the total remuneration package aligns senior executives' interests with those of the shareholders and gives these individuals keen incentives to perform at the highest levels.

Elements of executive Directors' remuneration Certain details of Directors' contracts, remuneration and interests in the Company's securities, including share options, are set out on pages 26 to 28.

The remuneration arrangements for the executive Directors consist of:

- Base salary Base salaries are determined by reference to those of similar positions in international businesses of broadly comparable size and structure, taking account of turnover, market value, business sector and international involvement. Independent consultants are used to provide comparative information for the Remuneration Committee.

- Annual bonus Annual cash bonuses are based on performance targets. The principal measure for senior executives for the period was Group profit before tax. The Remuneration Committee approved certain other incentive arrangements for executive directors during the year in recognition of the particular circumstances prevailing during the period. The Remuneration Committee may add other corporate or job-related measures as it considers appropriate.

- Long-term incentives: executive share option schemes Options are outstanding under the Enodis 1995 Executive Share Option Scheme, which uses new shares, and the Enodis 1993 Executive Share Option Scheme, which uses shares purchased by an employee share trust. Additionally, there is in existence the 1984 Executive Share Option Scheme. No further options can be granted under these schemes.

In the year ended 29 September 2001, options have been granted under the Enodis 2001 Executive Share Option Scheme. In normal circumstances, the value of shares under options which an executive may receive in any year may not exceed twice basic salary. Exercise of the options will be subject to meeting challenging performance conditions. The options granted in the period will be exercisable in full only if the Company's total shareholder return is ranked in the upper quartile relative both to other Mid 250 companies (excluding Investment Trusts) and to a group of about 20 other quoted companies in the UK and overseas with analogous businesses. Options will be exercisable on a sliding-scale basis if the Company's total shareholder return falls between the median and upper quartile levels, as compared with the two comparator groups. The Board has reviewed these performance conditions and concluded that, whilst continuing to be challenging, they should be simplified to provide a clearer incentive to our employees.

- Long-term incentives: share matching scheme Shareholder approval has also been obtained for the Share Matching Scheme, under which executives may be awarded matching free shares linked to the deferral of their annual cash bonuses. No awards have been made under this scheme and the Board has decided not to operate it for the time being.

- Other benefits Executive Directors are provided with a fully expensed company car (or an allowance in lieu thereof), medical insurance, disability insurance and other benefits in line with practice in other listed companies of similar size. All UK employees, including the executive Directors, are eligible to participate in the savings-related ("SAYE") share option scheme.

- Pension UK executive Directors are eligible to join a tax-approved defined benefits plan that is part of the Berisford (1948) Pension Scheme. The plan is non-contributory and provides for up to two-thirds of final salary up to the Inland Revenue earnings cap at normal retirement age of 60 after 20 years' service. Andrew Allner has opted not to belong to the Company's pension arrangements and therefore instead receives a salary supplement of 27% of base salary.

A Funded Unapproved Retirement Benefits Scheme ("FURBS") which is a money purchase arrangement provided additional retirement and death benefits for David Williams until his employment ended on 31 March 2001. The Company contributed 30% of pensionable salary in excess of the Inland Revenue earnings cap and paid additional life assurance premiums and all expenses incurred in administering the arrangements.

27 Enodis annual report
Corporate governance

Service contracts and compensation Service contracts will normally contain a notice period to the Director of one year with consideration being given to two years in exceptional circumstances. As part of the terms agreed with Mr Allner in connection with his appointment as Acting Chief Executive Officer, arrangements were established giving him and the Company the ability, at various times (the earliest being 2 February 2002), to terminate his employment following the appointment of a new Chief Executive Officer. In such an event, Mr Allner would become entitled to receive a retention bonus payment equivalent to 155% of one year's salary, 95% of one year's pension contributions, 12 months' benefits and transfer of his company car, together with, at the Board's discretion, a minimum of 60% of salary by way of bonus pro-rated from 1 October 2001 to date of termination. Mr Allner was appointed Chief Executive Officer on 2 November 2001. Discussions are underway to finalise the terms of his remuneration package, which will supersede those arrangements.

The service contracts with each of D S McCulloch and D W Odum (each US executives) contain provisions, which were in place some time before their appointment to the Board, whereby the contracts are terminable by a Group company without cause on payment of 24 months' base salary in the event of termination on or before 31 March 2003, or in the event of a change of control. In the event of termination without cause after 31 March 2003, payment will be of an amount in accordance with the Company's then severance policy for senior executives (currently 12 months' base salary).

Directors' remuneration, period to 29 September 2001 The remuneration of the Directors (excluding pension costs), is shown below:


------------------------------------------------------------------------------------------------------------------------------------
                                                                                               Compensation
                                                                                                for loss of
                                   Notice period      Salary      Fees   Bonuses+  Benefits++        office          2001       2000
Director                            from Company     (pound)   (pound)    (pound)     (pound)       (pound)       (pound)    (pound)
------------------------------------------------------------------------------------------------------------------------------------
A J Allner                             12 months    293,686*         -    250,000      21,496             -       565,182         -
------------------------------------------------------------------------------------------------------------------------------------
R E Briggs                                   n/a          -     27,500          -           -             -        27,500     3,667
------------------------------------------------------------------------------------------------------------------------------------
P M Brooks (Chairman)                        n/a          -    161,461          -           -             -       161,461    81,250
------------------------------------------------------------------------------------------------------------------------------------
J P Findler (prior year Director)            n/a          -          -          -           -             -             -   368,031
------------------------------------------------------------------------------------------------------------------------------------
P L Hughes (resigned 17/1/01)                n/a          -     10,833          -           -             -        10,833    30,625
------------------------------------------------------------------------------------------------------------------------------------
G E Morris                                   n/a          -     32,500          -           -             -        32,500    30,625
------------------------------------------------------------------------------------------------------------------------------------
D J Mulhall (prior year Director)            n/a          -          -          -           -             -             -   281,911
------------------------------------------------------------------------------------------------------------------------------------
A F Roake+++                           12 months    364,382          -          -       8,333             -       372,715   339,202
------------------------------------------------------------------------------------------------------------------------------------
W Schmidt                                    n/a          -     31,250          -           -             -        31,250    13,750
------------------------------------------------------------------------------------------------------------------------------------
J R Sclater (prior year Director)            n/a          -          -          -           -             -             -    52,290
------------------------------------------------------------------------------------------------------------------------------------
D W Williams (resigned 23/3/01)              n/a    162,500          -          -      55,162**     327,302***    544,964   476,183
====================================================================================================================================
                                                    820,568    263,544    250,000      84,991       327,302     1,746,405 1,677,534
====================================================================================================================================

* Includes a salary supplement of 27% of basic salary in lieu of membership of Company pension arrangements.
** Including payment in relation to relocation following appointment as Chief Executive.
***  Together with compensation for 12 months' loss of benefits.
+ Bonuses paid by reference to achievement by the Group of budgeted financial targets, or as approved by the Remuneration Committee in respect of special circumstances.
     Bonuses are not included in pensionable salary.
++   Benefits are not included in pensionable salary.
+++ In connection with the termination of the employment of A F Roake on 31 December 2001, the Company will pay US$535,000 (one year's base salary) in 26 instalments commencing 1 January 2002. The termination payment will increase to two years' base salary and will be paid in a lump sum in the event of a change of control prior to 31 December 2001. In the event of a change of a control subsequently, any outstanding instalments of the termination payment would be accelerated and paid as a lump sum. The Company will also pay his benefits for 2002.

Directors' pension information

-------------------------------------------------------------------------------------------------------------------------
                                                                     Increase
                                                                   in accrued                              Accumulated
                                                                      pension        Transfer            total accrued
                                                                       during           value               pension at
                                             Years of              the period     of increase               period end
                                              service             (pound) p.a.         (pound)              (pound)p.a.
-------------------------------------------------------------------------------------------------------------------------
D W Williams (resigned 23/3/01)                     5                   1,200          15,700                   13,800
-------------------------------------------------------------------------------------------------------------------------


The above disclosure relates to defined benefit arrangements for D W Williams. The transfer value above does not represent a sum paid or payable to the Director. Instead it represents a potential liability of the pension scheme. In addition, sums of (pound)22,003 and (pound)31,410 (2000: (pound)38,053 and (pound)70,085) have been paid during the period by the Group to unapproved money purchase arrangements for the benefit of A F Roake and D W Williams respectively.

Directors' interests in contracts and other transactions with Group companies. No Director has a material interest in any contract with Group companies other than service contracts.

28 Enodis annual report
Corporate governance

The beneficial interests of Directors in office at 29 September 2001 (or earlier resignations) in the ordinary shares and American depositary shares ("ADSs") of the Company were as follows:

1 Ordinary shares and ADSs
----------------------------------------------------------------------------------------------------
                                                29 September 2001            30 September 2000
                                             (or earlier resignation)   (or subsequent appointment)
                                             ------------------------   ----------------------------
                                                           Ordinary                     Ordinary
Director                                        ADSs         shares          ADSs         shares
----------------------------------------------------------------------------------------------------
A J Allner (appointed 30 October 2000)           Nil          4,500           Nil            Nil
----------------------------------------------------------------------------------------------------
R E Briggs                                     2,000            Nil         2,000            Nil
----------------------------------------------------------------------------------------------------
P M Brooks                                       Nil         20,000           Nil         20,000
----------------------------------------------------------------------------------------------------
P L Hughes (resigned 17 January 2001)            Nil          2,000           Nil          2,000
----------------------------------------------------------------------------------------------------
G E Morris                                       Nil         20,000           Nil         20,000
----------------------------------------------------------------------------------------------------
A F Roake                                     10,000        100,000        10,000        100,000
----------------------------------------------------------------------------------------------------
W Schmidt                                        Nil          2,300           Nil          2,300
----------------------------------------------------------------------------------------------------
D W Williams (resigned 23 March 2001)            100          8,353           100          8,353
----------------------------------------------------------------------------------------------------

i The above interests are in the ordinary share capital and the ADSs of the Company. No Director had any beneficial interest in any share capital of other Group companies or in any debenture of any Group company. As at 21 November 2001 there were no changes to the interests of the Directors in office at the period end as stated above and in paragraph 2 hereof.

ii Pursuant to the requirements of the Companies Act 1985, each UK executive Director, as well as all UK employees, is deemed to be interested in the Company's shares held by the Trustees of the Company's Employee Share Trust. As at 29 September 2001, that interest was in 1,269,341 ordinary shares (30 September 2000: 1,337,341).

2 Share options Options to subscribe for or acquire shares of the Company were held by the following Directors during the period:

i The Berisford 1984 Executive Share Option Scheme ("Executive Scheme (1984)"), the Berisford 1993 Executive Share Option Scheme and the Berisford 1995 Executive Share Option Scheme ("Executive Scheme (1995)").

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     At
                                                                           29 September
                                                 At   Number of options            2001                           Date
                                       30 September   during the period     (or earlier                     from which       Latest
Director                                       2000  Granted  Exercised    resignation)  Exercise price    exercisable  expiry date
------------------------------------------------------------------------------------------------------------------------------------
A F Roake                                   254,802      Nil        Nil        254,802       187.5p           31.12.01     3.2.04
------------------------------------------------------------------------------------------------------------------------------------
                                            137,935      Nil        Nil        137,935       180.0p           31.12.01     3.2.04
------------------------------------------------------------------------------------------------------------------------------------
                                             90,197      Nil        Nil         90,197       314.0p           31.12.01     3.2.04
------------------------------------------------------------------------------------------------------------------------------------
                                             77,640      Nil        Nil         77,640       322.0p           31.12.01     3.2.04
------------------------------------------------------------------------------------------------------------------------------------
D W Williams (resigned 23 March 2001)       123,655      Nil        Nil        123,655       186.0p            31.3.01    31.3.02
------------------------------------------------------------------------------------------------------------------------------------
                                            159,722*     Nil        Nil        159,722*      144.0p            31.3.01    31.3.02
------------------------------------------------------------------------------------------------------------------------------------
                                             52,173*     Nil        Nil         52,173       230.0p            31.3.01    31.3.02
------------------------------------------------------------------------------------------------------------------------------------
                                             83,333*     Nil        Nil         83,333       301.5p            31.3.01    31.3.02
------------------------------------------------------------------------------------------------------------------------------------
                                             93,170      Nil        Nil         93,170       322.0p            31.3.01    31.3.02
------------------------------------------------------------------------------------------------------------------------------------

*Options granted by the Trustees of the Company's Employee Share Trust over ordinary shares of the Company acquired by the Trustees for the purpose.

During the year the shares have traded in the range 206.0p to 78.0p. On 29 September 2001, the closing mid market share price was 78.0p. Gross gains on exercise of Inland Revenue approved options are normally subject to capital gains tax on disposal of the shares acquired. Gross gains on exercise of unapproved options are subject to income tax.

The Company has agreed to grant to A J Allner an option under the 2001 Executive Share Option Scheme, with a value of twice his annual base salary, based on an exercise price of (pound)1.81 per Enodis Share. If the price of the Enodis Shares increases above (pound)1.81 before the date of grant, options will be granted at that higher price. Mr Allner is entitled upon exercise of the options to the difference between the actual exercise price and (pound)1.81 per Enodis Share. If there is a change of control of Enodis prior to the date of grant, Mr Allner will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (pound)1.81 per Enodis Share and had sold the shares at the purchase price paid by the acquirer.

Enodis has also agreed to grant to A F Roake an option under the 2001 Executive Share Option Scheme, on the same terms as the option granted to Mr Allner as referred to above. These options are exercisable by 31 December 2003.

ii The Berisford 1992 Sharesave Scheme ("Sharesave Scheme (1992)").

------------------------------------------------------------------------------------------------------------------------------
                                                                                 At
                                                                       29 September
                                           At        Number of options         2001                          Date
                                 30 September        during the period  (or earlier                    from which      Latest
Director                                 2000      Granted   Exercised resignation) Exercise price    exercisable expiry date
------------------------------------------------------------------------------------------------------------------------------
D W Williams (resigned 23 March 2001)   8,510          Nil         Nil       8,510           202.7p     Lapsed      Lapsed
------------------------------------------------------------------------------------------------------------------------------

iii In the above tables the exercise prices have been rounded to the nearest
0.1p.

iv No benefit has been attached, in the table set out on page 27, to options granted under the Executive Share Option Schemes.

By order of the Board
D R Hooper Secretary
21 November 2001

29 Enodis annual report
Group profit and loss account/Statement of total recognised gains and losses




Group profit and loss account

----------------------------------------------------------------------------------------------------------------------------
                                                                       52 weeks to 29 September 2001
                                                                                                               52 weeks to
                                                                               Exceptional                    30 September
                                                                      Pre-           items                            2000
                                                               exceptional    (see note 4)           Total           Total
                                                         Notes    (pound)m        (pound)m        (pound)m        (pound)m
----------------------------------------------------------------------------------------------------------------------------
Turnover                                                     1
----------------------------------------------------------------------------------------------------------------------------
Food equipment                                                       887.2               -           887.2           884.5
----------------------------------------------------------------------------------------------------------------------------
Property                                                              16.6               -            16.6            19.9
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                903.8               -           903.8           904.4
----------------------------------------------------------------------------------------------------------------------------
Discontinued operations                                              177.3               -           177.3           275.7
----------------------------------------------------------------------------------------------------------------------------
                                                                   1,081.1               -         1,081.1         1,180.1
----------------------------------------------------------------------------------------------------------------------------
Profit from operations
----------------------------------------------------------------------------------------------------------------------------
Food equipment                                                        90.7           (43.4)           47.3           111.5
----------------------------------------------------------------------------------------------------------------------------
Property                                                               9.0               -             9.0             8.4
----------------------------------------------------------------------------------------------------------------------------
Corporate costs                                                       (8.9)          (24.1)          (33.0)           (7.3)
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                 90.8           (67.5)           23.3           112.6
----------------------------------------------------------------------------------------------------------------------------
Discontinued operations                                                9.1               -             9.1            27.1
----------------------------------------------------------------------------------------------------------------------------
                                                                      99.9           (67.5)           32.4           139.7
----------------------------------------------------------------------------------------------------------------------------
Goodwill amortisation/impairment                                     (23.0)         (100.0)         (123.0)          (21.4)
----------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)                                    1,3
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                 67.8          (167.5)          (99.7)           91.2
----------------------------------------------------------------------------------------------------------------------------
Discontinued operations                                                9.1               -             9.1            27.1
----------------------------------------------------------------------------------------------------------------------------
                                                                      76.9          (167.5)          (90.6)          118.3
----------------------------------------------------------------------------------------------------------------------------
Profit on disposal of businesses                             4           -            23.5            23.5               -
----------------------------------------------------------------------------------------------------------------------------
Profit on disposal of property fixed assets                              -               -               -             3.0
----------------------------------------------------------------------------------------------------------------------------
                                                                      76.9          (144.0)          (67.1)          121.3
----------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                     7       (36.1)           (5.8)          (41.9)          (37.5)
----------------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities before taxation                  40.8          (149.8)         (109.0)           83.8
----------------------------------------------------------------------------------------------------------------------------
Tax on (profit)/loss on ordinary activities                  8        (8.6)            2.0            (6.6)          (14.2)
----------------------------------------------------------------------------------------------------------------------------
Profit/(loss) on ordinary activities after taxation                   32.2          (147.8)         (115.6)           69.6
----------------------------------------------------------------------------------------------------------------------------
Equity minority interest                                              (0.3)              -            (0.3)           (0.3)
----------------------------------------------------------------------------------------------------------------------------
Profit/(loss) for the period                                          31.9          (147.8)         (115.9)           69.3
----------------------------------------------------------------------------------------------------------------------------
Equity dividends                                             9        (4.8)              -            (4.8)          (33.9)
----------------------------------------------------------------------------------------------------------------------------
Retained profit/(loss)                                                27.1          (147.8)         (120.7)           35.4
----------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
                                                                      52 weeks to    52 weeks to
                                                                     29 September   30 September
                                                                             2001           2000
                                                                            Pence          Pence
                                                               Notes    per share      per share
-------------------------------------------------------------------------------------------------
Earnings/(loss) per share                                         10
-------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share                                            (46.5)           29.6
-------------------------------------------------------------------------------------------------
Adjusted basic earnings per share                                            22.1           37.4
-------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share                                          (46.5)           27.7
-------------------------------------------------------------------------------------------------
Adjusted diluted earnings per share                                          22.0           35.0
-------------------------------------------------------------------------------------------------



Statement of total recognised gains and losses

------------------------------------------------------------------------------------------------------------------------
                                                                                             52 weeks to    52 weeks to
                                                                                            29 September   30 September
                                                                                                    2001           2000
                                                                                      Notes     (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------
Profit/(loss) for the period                                                                     (115.9)           69.3
------------------------------------------------------------------------------------------------------------------------
Negative goodwill written back on disposals, previously written off                                (4.4)              -
------------------------------------------------------------------------------------------------------------------------
Currency translation differences on foreign currency net investments                               (1.7)            1.3
------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses for the period                                         23      (122.0)           70.6
------------------------------------------------------------------------------------------------------------------------


Movements on reserves are set out in note 22.

The accompanying notes form an integral part of these accounts.

30 Enodis annual report
Group and Company balance sheets



Group and Company balance sheets

-----------------------------------------------------------------------------------------------------------------------------------
                                                                               Group         Group        Company          Company
                                                                        29 September  30 September   29 September     30 September
                                                                                2001          2000           2001             2000
                                                                Notes       (pound)m      (pound)m       (pound)m         (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
Fixed assets
-----------------------------------------------------------------------------------------------------------------------------------
Intangible assets: goodwill                                        11          310.2         412.7              -                -
-----------------------------------------------------------------------------------------------------------------------------------
Tangible assets                                                    12          111.4         171.8            0.5              1.1
-----------------------------------------------------------------------------------------------------------------------------------
Investments                                                        13            6.2           7.2          805.6            906.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               427.8         591.7          806.1            908.0
-----------------------------------------------------------------------------------------------------------------------------------
Current assets
-----------------------------------------------------------------------------------------------------------------------------------
Stocks                                                             14          105.6         153.1            3.6              4.3
-----------------------------------------------------------------------------------------------------------------------------------
Debtors                                                            15          200.7         221.1          948.6            583.4
-----------------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                                        39.4          28.5            5.3              1.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               345.7         402.7          957.5            588.9
-----------------------------------------------------------------------------------------------------------------------------------
Creditors falling due within one year
-----------------------------------------------------------------------------------------------------------------------------------
Borrowings                                                         16           (2.4)        (90.4)             -                -
-----------------------------------------------------------------------------------------------------------------------------------
Other creditors                                                    16         (225.1)       (276.9)        (933.4)        (1,004.0)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              (227.5)       (367.3)        (933.4)        (1,004.0)
-----------------------------------------------------------------------------------------------------------------------------------
Net current assets/(liabilities)                                               118.2          35.4           24.1          (415.1)
-----------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                               1          546.0         627.1          830.2            492.9
-----------------------------------------------------------------------------------------------------------------------------------
Financed by:
-----------------------------------------------------------------------------------------------------------------------------------
Creditors falling due after more than one year                     17          398.9         366.6          384.6             57.8
-----------------------------------------------------------------------------------------------------------------------------------
Provisions for liabilities and charges                             20           59.1          45.6            3.5                -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               458.0         412.2          388.1             57.8
-----------------------------------------------------------------------------------------------------------------------------------
Capital and reserves
-----------------------------------------------------------------------------------------------------------------------------------
Called up share capital                                            21          125.1         125.0          125.1            125.0
-----------------------------------------------------------------------------------------------------------------------------------
Share premium account                                              22          239.0         238.9          239.0            238.9
-----------------------------------------------------------------------------------------------------------------------------------
Revaluation reserve                                                22              -             -          120.0            120.0
-----------------------------------------------------------------------------------------------------------------------------------
Profit and loss account                                            22         (276.9)       (150.1)         (42.0)           (48.8)
-----------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                         23           87.2         213.8          442.1            435.1
-----------------------------------------------------------------------------------------------------------------------------------
Equity minority interests                                                        0.8           1.1              -                -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                               546.0         627.1          830.2            492.9
-----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes form an integral part of these accounts.
Approved by the Board on 21 November 2001

/s/  A J Allner Director

31 Enodis annual report
Group cash flow statement



Group cash flow statement

-----------------------------------------------------------------------------------------------------------------
                                                                                       52 weeks to   52 weeks to
                                                                                      29 September  30 September
                                                                                              2001          2000
                                                                                Notes     (pound)m      (pound)m
-----------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities before exceptional items                  a        120.8         160.5
-----------------------------------------------------------------------------------------------------------------
Net cash outflow from operating exceptional items                                   a        (27.8)            -
-----------------------------------------------------------------------------------------------------------------
Net cash flow from operating activities                                             a         93.0         160.5
-----------------------------------------------------------------------------------------------------------------
Return on investments and servicing of finance
-----------------------------------------------------------------------------------------------------------------
Interest paid                                                                                (40.9)        (37.5)
-----------------------------------------------------------------------------------------------------------------
Taxation
-----------------------------------------------------------------------------------------------------------------
Overseas and UK tax paid                                                                      (6.0)        (10.2)
-----------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
-----------------------------------------------------------------------------------------------------------------
Payments to acquire tangible fixed assets                                                    (23.7)        (32.1)
-----------------------------------------------------------------------------------------------------------------
Receipts from sale of tangible fixed assets                                                    7.4           8.2
-----------------------------------------------------------------------------------------------------------------
Payments to acquire fixed asset investments                                                      -           0.6
-----------------------------------------------------------------------------------------------------------------
                                                                                             (16.3)        (23.3)
-----------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
-----------------------------------------------------------------------------------------------------------------
Purchase of subsidiary undertakings and minority interests                         24        (25.8)        (47.8)
-----------------------------------------------------------------------------------------------------------------
Sale of subsidiary undertakings                                                               98.6             -
-----------------------------------------------------------------------------------------------------------------
Investment in joint venture                                                        13            -          (0.4)
-----------------------------------------------------------------------------------------------------------------
                                                                                              72.8         (48.2)
-----------------------------------------------------------------------------------------------------------------
Equity dividends paid                                                                        (28.2)        (28.6)
-----------------------------------------------------------------------------------------------------------------
Cash inflow before use of liquid resources and financing                                      74.4          12.7
-----------------------------------------------------------------------------------------------------------------
Management of liquid resources*
-----------------------------------------------------------------------------------------------------------------
Cash transferred from term deposits                                                              -           1.0
-----------------------------------------------------------------------------------------------------------------
Financing
-----------------------------------------------------------------------------------------------------------------
Issue of shares                                                                    21          0.2           0.6
-----------------------------------------------------------------------------------------------------------------
Redemption of CULS                                                                               -          (1.1)
-----------------------------------------------------------------------------------------------------------------
Additional net borrowings                                                                    398.3           0.6
-----------------------------------------------------------------------------------------------------------------
Repayment of term loan                                                                      (385.7)        (32.4)
-----------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in other loans                                                       (72.8)         19.2
-----------------------------------------------------------------------------------------------------------------
Capital element of finance lease repayments                                                   (0.6)         (0.7)
-----------------------------------------------------------------------------------------------------------------
                                                                                             (60.6)        (13.8)
-----------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the period                                                     13.8          (0.1)
-----------------------------------------------------------------------------------------------------------------


*Enodis Group includes as liquid resources term deposits with a maturity less than 90 days.

The accompanying notes form an integral part of these accounts.

32 Enodis annual report
Notes to the Group cash flow statement





Notes to the Group cash flow statement

----------------------------------------------------------------------------------------------------------------------
                                                                       52 weeks to 29 September 2001
                                                                        Before                           52 weeks to
                                                                   exceptional Exceptional              30 September
                                                                         items       items       Total          2000
a) Reconciliation of operating profit/(loss) to net                   (pound)m    (pound)m    (pound)m      (pound)m
cash inflow from operating activities
----------------------------------------------------------------------------------------------------------------------
Operating profit                                                          76.9     (167.5)       (90.6)        118.3
----------------------------------------------------------------------------------------------------------------------
Depreciation                                                              22.7          -         22.7          23.8
----------------------------------------------------------------------------------------------------------------------
Amortisation of goodwill                                                  23.0      100.0        123.0          21.4
----------------------------------------------------------------------------------------------------------------------
Gain on sale of fixed assets                                              (1.7)         -         (1.7)         (0.3)
----------------------------------------------------------------------------------------------------------------------
Provisions (net)                                                          (6.0)      16.5         10.5          (4.6)
----------------------------------------------------------------------------------------------------------------------
Decrease/(increase) in stock                                              12.1        0.5         12.6          (0.5)
----------------------------------------------------------------------------------------------------------------------
Decrease in debtors                                                       10.7         -          10.7           6.0
----------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in creditors                                         (16.9)      22.7          5.8          (3.6)
----------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities                      120.8      (27.8)        93.0         160.5
----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                                         52 weeks to    52 weeks to
                                                                                        29 September   30 September
                                                                                                2001           2000
b) Reconciliation of net cash flow to movement in net debt                                  (pound)m       (pound)m
--------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in net cash in the period                                                   13.8          (0.1)
--------------------------------------------------------------------------------------------------------------------
Loans and finance leases acquired with subsidiary undertakings                                 (0.7)          (0.8)
--------------------------------------------------------------------------------------------------------------------
Cash outflow from capital element of finance lease payments                                      0.6            0.7
--------------------------------------------------------------------------------------------------------------------
Repayment of/(increase in) other loans                                                           5.4         (19.2)
--------------------------------------------------------------------------------------------------------------------
Borrowings repaid                                                                               54.8           31.8
--------------------------------------------------------------------------------------------------------------------
Conversion of convertible unsecured loan stock ("CULS") to ordinary shares                         -           93.3
--------------------------------------------------------------------------------------------------------------------
Cash redemption of CULS                                                                            -            1.1
--------------------------------------------------------------------------------------------------------------------
Translation difference                                                                         (5.6)         (42.3)
--------------------------------------------------------------------------------------------------------------------
Movement in net debt                                                                            68.3           64.5
--------------------------------------------------------------------------------------------------------------------
Net debt at start of period                                                                  (434.2)        (498.7)
--------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                                    (365.9)        (434.2)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                                2001           2000
c) Reconciliation of net debt to balance sheet                                              (pound)m       (pound)m
--------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                                                        39.4           28.5
--------------------------------------------------------------------------------------------------------------------
Current borrowing                                                                              (2.4)         (90.4)
--------------------------------------------------------------------------------------------------------------------
Exclude current proportion of deferred financing costs                                         (1.1)          (1.2)
--------------------------------------------------------------------------------------------------------------------
Current net debt                                                                                35.9         (63.1)
--------------------------------------------------------------------------------------------------------------------
Long-term lease obligations                                                                    (1.2)          (0.5)
--------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                               (400.6)        (370.6)
--------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                                    (365.9)        (434.2)
--------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                              Acquired
                                                                                  with      Translation
                                            2000          Cash flow       subsidiaries      adjustments              2001
d) Analysis of movement in net debt     (pound)m           (pound)m           (pound)m         (pound)m          (pound)m
-----------------------------------------------------------------------------------------------------------------------------
Cash                                        28.5               13.8                  -             (2.9)             39.4
-----------------------------------------------------------------------------------------------------------------------------
Borrowings due within one year             (92.1)              86.8                  -              1.8              (3.5)
-----------------------------------------------------------------------------------------------------------------------------
Revolving multi-currency facilities
-----------------------------------------------------------------------------------------------------------------------------
   Old                                     (64.5)              67.4                  -             (2.9)                -
-----------------------------------------------------------------------------------------------------------------------------
   New                                         -              (398.3)                -             10.8            (387.5)
-----------------------------------------------------------------------------------------------------------------------------
Term Loan                                  (287.3)            298.9                  -            (11.6)                -
-----------------------------------------------------------------------------------------------------------------------------
Other long-term debt                       (18.8)               6.0               (0.7)            (0.8)            (14.3)
-----------------------------------------------------------------------------------------------------------------------------
Net (debt)/funds                           (434.2)             74.6               (0.7)            (5.6)           (365.9)
-----------------------------------------------------------------------------------------------------------------------------

33 Enodis annual report
Accounting policies

Accounting policies

Basis of accounting The accounts have been prepared under the historical cost convention modified to include the revaluation of certain assets and comply in all respects with applicable Accounting Standards in the UK.

Continuing operations include the results of those operations that are to be retained by the Group. Discontinued operations are those businesses whose sale or termination has been completed prior to the period end.

The profit for the period on a historical cost basis, excluding the effect of the revaluation of certain assets, was not materially different from the profit reported on page 29.

Basis of consolidation These accounts consolidate the accounts of the Company and all its subsidiary companies and undertakings ("subsidiary entities") made up to the period end.

The results of the subsidiary entities are included in the Group profit and loss account from the date of acquisition to the date of disposal.

Investments

(a) Subsidiary entities In the accounts of the Company, up to 2 October 1999, investments in subsidiary entities were valued at cost plus post-acquisition retained profits, unless there was evidence of an impairment in value in which case the lower value is adopted. The valuations have not been updated since 2 October 1999.

(b) Other fixed asset investments These are shown at cost less amounts written off. Income is recognised upon receipt.

Acquisitions and disposals On the acquisition of a business, including an interest in an associated undertaking, fair values are attributed to the Group's share of net separable assets. Where the cost of the assets exceeds the fair values attributable to such net assets, the difference is treated as purchased goodwill. Following the implementation of FRS10, goodwill arising on the acquisition of subsidiaries is capitalised in the Group balance sheet in the year of acquisition. Goodwill arising on associates is included with the carrying value of the associate.

Goodwill and intangible fixed assets Goodwill arising on acquisitions has been capitalised and is amortised over a period of 20 years; the Directors regard 20 years as a reasonable maximum for the estimated useful life of goodwill since it is difficult to make projections exceeding this period. When it is apparent that the carrying value of goodwill exceeds the estimated net present value of future cash flows less operating assets, an impairment provision is charged against the profit for the period. FRS10 does not require reinstatement of goodwill previously eliminated against reserves; in accordance with FRS10 such goodwill has been offset against the profit and loss account reserves. Goodwill previously taken to reserves is charged in the profit and loss account when the related business is sold.

Tangible fixed assets Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write-off the cost or valuation of each asset, predominantly on a straight line basis, over its expected useful life as follows:

- Freehold land: nil.
- Freehold and long leasehold buildings: 1%-2%.
- Short leasehold properties: over the unexpired period of the lease.
- Plant and equipment: 10%-331/3%.

Leases Assets acquired under finance leases are capitalised and depreciated over the shorter of the lease term and the expected useful life of the asset. Operating lease rentals are charged to the profit and loss account as incurred.

Stocks Stocks are stated at the lower of cost and net realisable value. The cost of work-in-progress and finished goods includes an appropriate portion of manufacturing overheads.

Turnover Turnover is the invoiced value of sales excluding value added tax.

Research and development Research and development expenditure is written off as it is incurred.

Taxation Corporation tax payable is provided on taxable profits at the current rate. Credit is taken for Advance Corporation Tax written off in previous years when it is recoverable against current corporation tax liabilities. Deferred taxation is provided using the liability method to the extent that it is probable a liability will crystallise.

Pension costs It is the general policy of the Group to fund pension liabilities, on the advice of professionally qualified actuaries, by payments to independent trusts or to insurance companies. Independent actuaries' valuations are carried out at regular intervals, on a projected unit funding or attained age basis. In addition, the impact of any significant related events, such as major changes in stock market values, are assessed through a formal review process.

Charges in respect of defined benefit schemes are made to the profit and loss account so as to spread the costs of pensions at a substantially level percentage of payroll costs over employees' estimated service lives within the Group. Contributions to defined contribution schemes are charged to the profit and loss account on a payment basis.

Foreign currency translation Translation differences arising from exchange rate variations on trading transactions are included in operating profit. Overseas profits remitted to the United Kingdom during the period are dealt with at actual rates of exchange.

The balance sheets of overseas subsidiary entities are translated into sterling at rates of exchange ruling at the year end. Profit and loss accounts are translated at the average rate for the month in which the profits were earned. Differences arising from the restatement of opening foreign currency net investments and net overseas profits or losses are dealt with through reserves, as are differences on long-term foreign currency borrowings used to finance overseas investment. Other translation differences are dealt with in the profit and loss account.

34 Enodis annual report
Notes to the accounts



Notes to the accounts

1 Analyses of turnover, operating profit/(loss) and total assets less current liabilities


---------------------------------------------------------------------------------------------------------
                                                                             52 weeks to    52 weeks to
                                                                            29 September    30 September
                                                                                     2001           2000
                                                                                 (pound)m       (pound)m
---------------------------------------------------------------------------------------------------------
a) Turnover
---------------------------------------------------------------------------------------------------------
Food Service Equipment - North America                                              476.6          487.0
---------------------------------------------------------------------------------------------------------
Food Service Equipment - North American acquisitions                                 22.1              -
---------------------------------------------------------------------------------------------------------
Food Service Equipment - Europe and Rest of the World                               185.4          178.1
---------------------------------------------------------------------------------------------------------
Food Retail Equipment                                                               203.1          219.4
---------------------------------------------------------------------------------------------------------
Food Equipment                                                                      887.2          884.5
---------------------------------------------------------------------------------------------------------
Property                                                                             16.6           19.9
---------------------------------------------------------------------------------------------------------
Continuing operations                                                               903.8          904.4
---------------------------------------------------------------------------------------------------------
Discontinued operations                                                             177.3          275.7
---------------------------------------------------------------------------------------------------------
                                                                                  1,081.1        1,180.1
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                              52 weeks to    52 weeks to
                                                                             29 September   30 September
                                                                                     2001           2000
                                                                                 (pound)m       (pound)m
---------------------------------------------------------------------------------------------------------
b) Turnover by origin: geographical analysis
---------------------------------------------------------------------------------------------------------
United Kingdom                                                                      262.0          360.0
---------------------------------------------------------------------------------------------------------
North America                                                                       667.1          651.9
---------------------------------------------------------------------------------------------------------
Rest of Europe                                                                      112.3          117.7
---------------------------------------------------------------------------------------------------------
Rest of the World                                                                    39.7           50.5
---------------------------------------------------------------------------------------------------------
                                                                                  1,081.1        1,180.1
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
                                                                              52 weeks to    52 weeks to
                                                                             29 September   30 September
                                                                                     2001           2000
                                                                                 (pound)m       (pound)m
---------------------------------------------------------------------------------------------------------
c) Turnover by destination: geographical analysis
---------------------------------------------------------------------------------------------------------
United Kingdom                                                                      264.0          362.2
---------------------------------------------------------------------------------------------------------
North America                                                                       622.7          611.1
---------------------------------------------------------------------------------------------------------
Rest of Europe                                                                       99.7           98.3
---------------------------------------------------------------------------------------------------------
Rest of the World                                                                    94.7          108.5
---------------------------------------------------------------------------------------------------------
                                                                                  1,081.1        1,180.1
---------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                                                                           52 weeks to 29 September 2001            52 weeks to
                                                                                    Exceptional                    30 September
                                                              Pre-exceptional             items                            2000
                                                                        items       (see Note 4)           Total          Total
                                                                     (pound)m           (pound)m        (pound)m       (pound)m
--------------------------------------------------------------------------------------------------------------------------------
d) Operating profit/(loss)
--------------------------------------------------------------------------------------------------------------------------------
Food Service Equipment - North America                                   60.6             (25.6)            35.0           66.3
--------------------------------------------------------------------------------------------------------------------------------
Food Service Equipment - North American acquisitions                      2.0                  -             2.0              -
--------------------------------------------------------------------------------------------------------------------------------
Food Service Equipment - Europe and Rest of the World                    17.7              (5.2)            12.5           22.6
--------------------------------------------------------------------------------------------------------------------------------
Food Retail Equipment                                                    10.4             (12.6)           (2.2)           22.6
--------------------------------------------------------------------------------------------------------------------------------
                                                                         90.7             (43.4)            47.3          111.5
--------------------------------------------------------------------------------------------------------------------------------
Food Equipment goodwill amortisation and impairment                    (23.0)            (100.0)         (123.0)         (21.4)
--------------------------------------------------------------------------------------------------------------------------------
Food Equipment                                                           67.7            (143.4)          (75.7)           90.1
--------------------------------------------------------------------------------------------------------------------------------
Property                                                                  9.0                  -             9.0            8.4
--------------------------------------------------------------------------------------------------------------------------------
Corporate costs                                                         (8.9)             (24.1)          (33.0)          (7.3)
--------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                    67.8            (167.5)          (99.7)           91.2
--------------------------------------------------------------------------------------------------------------------------------
Discontinued operations                                                   9.1                  -             9.1           27.1
--------------------------------------------------------------------------------------------------------------------------------
                                                                         76.9            (167.5)          (90.6)          118.3
--------------------------------------------------------------------------------------------------------------------------------

35 Enodis annual report
Notes to the accounts

1 Analyses of turnover, operating profit/(loss) and total assets less current liabilities continued

---------------------------------------------------------------------------------------------------------------------
                                                        52 weeks to 29 September 2001                   52 weeks to
                                                                  Exceptional                          30 September
                                         Pre-exceptional                items                                  2000
                                                   items         (see Note 4)             Total               Total
                                                (pound)m             (pound)m          (pound)m            (pound)m
---------------------------------------------------------------------------------------------------------------------
e) Geographical analysis: operating profit
---------------------------------------------------------------------------------------------------------------------
United Kingdom                                     11.9                (13.7)              (1.8)               37.9
---------------------------------------------------------------------------------------------------------------------
North America                                      72.0                (49.0)              23.0                81.9
---------------------------------------------------------------------------------------------------------------------
Rest of Europe                                     14.9                 (2.4)              12.5                16.8
---------------------------------------------------------------------------------------------------------------------
Rest of the World                                   1.1                 (2.4)              (1.3)                3.1
---------------------------------------------------------------------------------------------------------------------
Goodwill amortisation                             (23.0)              (100.0)            (123.0)              (21.4)
---------------------------------------------------------------------------------------------------------------------
                                                   76.9               (167.5)             (90.6)              118.3
---------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                                                                                          2001           2000
                                                                                      (pound)m       (pound)m
--------------------------------------------------------------------------------------------------------------
f) Total assets less current liabilities
--------------------------------------------------------------------------------------------------------------
Food Service Equipment - North America                                                    80.4           93.3
--------------------------------------------------------------------------------------------------------------
Food Service Equipment - North American acquisitions                                       4.3              -
--------------------------------------------------------------------------------------------------------------
Food Service Equipment - Europe and Rest of the World                                     50.5           50.9
--------------------------------------------------------------------------------------------------------------
Food Retail Equipment                                                                     45.9           60.7
--------------------------------------------------------------------------------------------------------------
Food Equipment goodwill                                                                  310.2          412.7
--------------------------------------------------------------------------------------------------------------
Food Equipment                                                                           491.3          617.6
--------------------------------------------------------------------------------------------------------------
Property                                                                                  10.9            9.1
--------------------------------------------------------------------------------------------------------------
Investments                                                                                4.8            4.8
--------------------------------------------------------------------------------------------------------------
Discontinued operations                                                                      -           81.4
--------------------------------------------------------------------------------------------------------------
                                                                                         507.0          712.9
--------------------------------------------------------------------------------------------------------------
Corporate                                                                                  2.0         (22.7)
--------------------------------------------------------------------------------------------------------------
Net cash/(debt)                                                                           37.0         (63.1)
--------------------------------------------------------------------------------------------------------------
                                                                                         546.0          627.1
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                          2001           2000
                                                                                      (pound)m       (pound)m
--------------------------------------------------------------------------------------------------------------
g) Total assets less current liabilities: geographical analysis
--------------------------------------------------------------------------------------------------------------
United Kingdom                                                                            58.7          113.7
--------------------------------------------------------------------------------------------------------------
North America                                                                            389.3          518.7
--------------------------------------------------------------------------------------------------------------
Rest of Europe                                                                            44.4           40.0
--------------------------------------------------------------------------------------------------------------
Rest of the World                                                                         16.6           17.8
--------------------------------------------------------------------------------------------------------------
Net cash/(debt)                                                                           37.0         (63.1)
--------------------------------------------------------------------------------------------------------------
                                                                                         546.0          627.1
--------------------------------------------------------------------------------------------------------------

2 Operating costs
--------------------------------------------------------------------------------------------------------------
                                                                                   52 weeks to    52 weeks to
                                                                                  29 September   30 September
                                                                                          2001           2000
                                                                                      (pound)m       (pound)m
--------------------------------------------------------------------------------------------------------------
Cost of sales                                                                            888.2          943.1
--------------------------------------------------------------------------------------------------------------
Net operating expenses:
--------------------------------------------------------------------------------------------------------------
Distribution costs                                                                        23.6           28.8
--------------------------------------------------------------------------------------------------------------
Administration expenses                                                                   90.8           85.2
--------------------------------------------------------------------------------------------------------------
Other operating expenses                                                                   1.6            4.7
--------------------------------------------------------------------------------------------------------------
Operating costs before exceptional items                                               1,004.2        1,061.8
--------------------------------------------------------------------------------------------------------------
Operating exceptional items (see Note 4)                                                 167.5              -
--------------------------------------------------------------------------------------------------------------
Operating costs                                                                        1,171.7        1,061.8
--------------------------------------------------------------------------------------------------------------

Gross profit for the period was(pound)192.9m (2000:(pound)237.0m).

The total figures above include the following amounts relating to discontinued operations: cost of sales(pound)145.3m (2000:(pound)213.1m), distribution costs(pound)13.3m (2000:(pound)19.1m), administration expenses(pound)9.5m (2000:(pound)14.8m) and other operating expenses(pound)0.1m (2000: (pound)1.6m).

36 Enodis annual report
Notes to the accounts

3 Operating profit/(loss)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                         52 weeks to            52 weeks to
                                                                                        29 September           30 September
                                                                                                2001                   2000
                                                                                            (pound)m               (pound)m
-----------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss) is stated after charging/(crediting):
-----------------------------------------------------------------------------------------------------------------------------
Depreciation of tangible fixed assets:
-----------------------------------------------------------------------------------------------------------------------------
- owned                                                                                        22.6                    23.7
-----------------------------------------------------------------------------------------------------------------------------
- leased                                                                                        0.1                     0.1
-----------------------------------------------------------------------------------------------------------------------------
Rental of plant and equipment under operating leases                                            2.6                     5.9
-----------------------------------------------------------------------------------------------------------------------------
Rental of land and buildings                                                                   14.3                    19.3
-----------------------------------------------------------------------------------------------------------------------------
Rental income                                                                                 (0.7)                   (0.4)
-----------------------------------------------------------------------------------------------------------------------------
Research and development                                                                       13.8                    13.6
-----------------------------------------------------------------------------------------------------------------------------
Auditors' remuneration:
-----------------------------------------------------------------------------------------------------------------------------
- audit fees                                                                                    1.0                     0.9
-----------------------------------------------------------------------------------------------------------------------------
- other fees                                                                                    2.2                     1.1
-----------------------------------------------------------------------------------------------------------------------------
Profit on sale of tangible fixed assets                                                        (1.7)                   (0.3)
-----------------------------------------------------------------------------------------------------------------------------

The audit fees for the period include(pound)14,000 (2000:(pound)13,000) in respect of the Company.

A further (pound)1.2m was paid to the auditors in relation to the disposal of the Building and Consumer Products business. This has been charged against the profit on disposal of (pound)29.1m (note 4b).

4 Exceptional items

--------------------------------------------------------------------------------------------------------------------------
                                                                                        52 weeks to 29 September 2001
                                                                                          Food
                                                                                     equipment     Corporate       Total
                                                                                      (pound)m      (pound)m    (pound)m
--------------------------------------------------------------------------------------------------------------------------
a) Operating exceptional items
--------------------------------------------------------------------------------------------------------------------------
Restructuring costs                                                                       29.7           3.4        33.1
--------------------------------------------------------------------------------------------------------------------------
Revisions to working capital provisions and other exceptional warranty costs              13.7             -        13.7
--------------------------------------------------------------------------------------------------------------------------
Litigation costs                                                                             -          12.2        12.2
--------------------------------------------------------------------------------------------------------------------------
Costs associated with the Board's review of strategic options                                -           8.5         8.5
--------------------------------------------------------------------------------------------------------------------------
                                                                                          43.4          24.1        67.5
--------------------------------------------------------------------------------------------------------------------------
Goodwill impairment                                                                      100.0             -       100.0
--------------------------------------------------------------------------------------------------------------------------
Operating exceptional items                                                              143.4          24.1       167.5
--------------------------------------------------------------------------------------------------------------------------

Restructuring costs of (pound)33.1m comprise the costs associated with a number of rationalisation projects including headcount savings and manufacturing efficiency improvements announced before 29 September 2001.

Following the publication of FRS18 "Accounting Policies", the Group has reassessed its accounting estimates for warranty provisions and provided an additional (pound)8.0m. Further exceptional warranty costs of (pound)4.5m have arisen in the period and previously capitalised development costs of (pound)1.2m have been written off.

The Group settled the long-standing Bomar cases for $17.5m ((pound)12.2m) to extinguish all claims. A payment of $10.0m was made in the period with a further $7.5m in October 2001. The Board undertook a review of the Group's strategic options during the year with the objective of maximising shareholder value. Costs of (pound)8.5m, predominantly professional fees, were incurred.

Following recent downturns in the US economy, in particular in the retail markets, it was necessary to reassess the carrying value of goodwill in respect of the Scotsman acquisition. In accordance with the methodology prescribed in FRS11 "Impairment of Fixed Assets and Goodwill", which requires consideration of the net present value of estimated future cash flows, the carrying value of goodwill has been written down by (pound)100.0m (see note 11).

37 Enodis annual report
Notes to the accounts


4 Exceptional items continued

----------------------------------------------------------------------------------------------------------
                                                            52 weeks to 29 September 2001
                                        Building and
                                            Consumer                 Scotsman
                                            Products                 Response                    Total
                                            (pound)m                 (pound)m                 (pound)m
----------------------------------------------------------------------------------------------------------
b) Disposal of businesses
----------------------------------------------------------------------------------------------------------
Proceeds - cash                                114.0                        -                    114.0
----------------------------------------------------------------------------------------------------------
         - vendor loan note (note 15)           20.0                        -                     20.0
----------------------------------------------------------------------------------------------------------
                                               134.0                        -                    134.0
----------------------------------------------------------------------------------------------------------
Less:
----------------------------------------------------------------------------------------------------------
Book value of net assets                       (85.7)                    (3.1)                   (88.8)
----------------------------------------------------------------------------------------------------------
Payment into pension fund                      (10.0)                       -                    (10.0)
----------------------------------------------------------------------------------------------------------
Costs                                          (13.6)                    (0.2)                   (13.8)
----------------------------------------------------------------------------------------------------------
Goodwill                                         4.4                     (2.3)                     2.1
----------------------------------------------------------------------------------------------------------
Profit/(loss) on disposal                       29.1                     (5.6)                    23.5
----------------------------------------------------------------------------------------------------------

On 14 June 2001, the Group completed the sale, announced on 23 April 2001, of its Building and Consumer Products business to Nobia AB for a total consideration of (pound)134.0m (subject to asset adjustments). Prior to completion the Group paid a contribution of (pound)10.0m to Magnet in respect of pension scheme funding. (pound)4.4m of negative goodwill previously written off to reserves was credited to the profit and loss account on disposal.

On 14 September 2001, the Group disposed of Scotsman Response Limited for consideration of up to (pound)45,000.


                                                                    52 weeks to 29 September 2001(pound)m
----------------------------------------------------------------------------------------------------------
c)  Net interest payable and similar charges
----------------------------------------------------------------------------------------------------------
Deferred finance fees written off                                                                     5.8
----------------------------------------------------------------------------------------------------------

On 12 March 2001, the Group entered into a new revolving multi-currency facility to refinance the Scotsman acquisition debt. The capitalised, unamortised costs of the previous financing arrangements relating primarily to arrangement and other fees totalling (pound)5.8m have been written off.

5 Staff costs

-------------------------------------------------------------------------------------------
                                                             52 weeks to     52 weeks to
                                                            29 September    30 September
                                                                    2001            2000
                                                                (pound)m        (pound)m
-------------------------------------------------------------------------------------------
a) Staff costs, including Directors, comprised:
-------------------------------------------------------------------------------------------
Wages and salaries                                                 217.6           255.5
-------------------------------------------------------------------------------------------
Social security costs                                               26.5            29.8
-------------------------------------------------------------------------------------------
Pension costs                                                        4.5             7.5
-------------------------------------------------------------------------------------------
                                                                   248.6           292.8
-------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
                                                                 52 weeks to     52 weeks to
                                                                29 September    30 September
                                                                        2001            2000
---------------------------------------------------------------------------------------------
b) The average monthly number of employees was:
---------------------------------------------------------------------------------------------
Food Service Equipment - North America                                 3,870           4,319
---------------------------------------------------------------------------------------------
Food Service Equipment - North American acquisitions                     268               -
---------------------------------------------------------------------------------------------
Food Service Equipment - Europe and Rest of the World                  2,126           2,273
---------------------------------------------------------------------------------------------
Food Retail Equipment                                                  2,043           2,386
---------------------------------------------------------------------------------------------
Corporate and Property                                                    26              23
---------------------------------------------------------------------------------------------
                                                                       8,333           9,001
---------------------------------------------------------------------------------------------
Discontinued businesses                                                1,557           2,413
---------------------------------------------------------------------------------------------
                                                                       9,890          11,414
---------------------------------------------------------------------------------------------

38 Enodis annual report
Notes to the accounts

6 Directors' remuneration

--------------------------------------------------------------------------------
                                            52 weeks to             52 weeks to
                                           29 September            30 September
                                                   2001                    2000
                                               (pound)m                (pound)m
--------------------------------------------------------------------------------
Fees as Directors                                  0.26                    0.18
--------------------------------------------------------------------------------
Salaries and benefits                              0.91                    0.97
--------------------------------------------------------------------------------
Bonuses                                            0.25                    0.22
--------------------------------------------------------------------------------
                                                   1.42                    1.37
--------------------------------------------------------------------------------
Pension contributions                              0.05                    0.17
--------------------------------------------------------------------------------
                                                   1.47                    1.54
--------------------------------------------------------------------------------
Compensation for loss of office                    0.33                    0.31
--------------------------------------------------------------------------------
                                                   1.80                    1.85
--------------------------------------------------------------------------------

Disclosure on Directors' remuneration, share options, pension contributions and pension entitlements required by the Companies Act 1985 and those specified for audit by the UK Listing Authority is included in the Board's remuneration report on pages 26 to 28 and forms part of these financial statements.

7 Net interest payable and similar charges

------------------------------------------------------------------------------------------
                                                        52 weeks to         52 weeks to
                                                       29 September        30 September
                                                               2001                2000
                                                           (pound)m            (pound)m
------------------------------------------------------------------------------------------
Interest payable and similar charges:
------------------------------------------------------------------------------------------
Loan stock repayable in more than five years                      -                (0.3)
------------------------------------------------------------------------------------------
Amortisation of deferred financing costs                       (1.2)               (2.6)
------------------------------------------------------------------------------------------
Term loan and revolving multi-currency facility               (36.7)              (35.3)
------------------------------------------------------------------------------------------
Other loans                                                    (0.7)               (0.3)
------------------------------------------------------------------------------------------
                                                              (38.6)              (38.5)
------------------------------------------------------------------------------------------
Interest receivable:
------------------------------------------------------------------------------------------
Bank balances                                                   1.8                 0.9
------------------------------------------------------------------------------------------
Other                                                           0.7                 0.1
------------------------------------------------------------------------------------------
                                                                2.5                 1.0
------------------------------------------------------------------------------------------
Net payable before exceptional write-offs                     (36.1)              (37.5)
------------------------------------------------------------------------------------------
Exceptional finance costs (see note 4)                         (5.8)                  -
------------------------------------------------------------------------------------------
Net interest payable and similar charges                      (41.9)              (37.5)
------------------------------------------------------------------------------------------

8 Tax on profit/(loss) on ordinary activities

--------------------------------------------------------------------------------------------
                                                                52 weeks to    52 weeks to
                                                               29 September   30 September
                                                                       2001           2000
                                                                   (pound)m       (pound)m
--------------------------------------------------------------------------------------------
The tax charge for the period comprised:
--------------------------------------------------------------------------------------------
UK taxation at 30% (2000: 30%)
--------------------------------------------------------------------------------------------
- current year                                                            -            0.7
--------------------------------------------------------------------------------------------
Foreign taxation:
--------------------------------------------------------------------------------------------
- current year                                                          8.6           13.5
--------------------------------------------------------------------------------------------
                                                                        8.6           14.2
--------------------------------------------------------------------------------------------
Tax relief on exceptional items                                        (2.0)             -
--------------------------------------------------------------------------------------------
                                                                        6.6           14.2
--------------------------------------------------------------------------------------------


A substantial proportion of the Group's earnings are in jurisdictions where tax losses are available to reduce current year tax payable.

Tax relief on exceptional items in the current year is limited to (pound)2.0m due to costs being incurred in jurisdictions where there is little or no current tax payable, principally the USA.

39 Enodis annual report
Notes to the accounts



9 Equity dividends

-----------------------------------------------------------------------------------------------------------------------
                                                                                            52 weeks to    52 weeks to
                                                                                           29 September   30 September
                                                                                                   2001           2000
                                                                                               (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------------
Interim paid, 2.0p net per ordinary share (2000: 4.4p net)                                          4.8           10.8
-----------------------------------------------------------------------------------------------------------------------
Final, nil payable (2000 payable: 9.35p net per ordinary share)                                       -           23.1
-----------------------------------------------------------------------------------------------------------------------
                                                                                                    4.8           33.9
-----------------------------------------------------------------------------------------------------------------------

10 Earnings/(loss) per share
-----------------------------------------------------------------------------------------------------------------------
                                                                                            52 weeks to    52 weeks to
                                                                                           29 September   30 September
                                                                                                   2001           2000
                                                                                               (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------------
Basic earnings/(loss) on ordinary activities after taxation and minority interests              (115.9)           69.3
-----------------------------------------------------------------------------------------------------------------------
Convertible Unsecured Loan Stock finance costs                                                        -            0.1
-----------------------------------------------------------------------------------------------------------------------
                                                                                                (115.9)           69.4
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                            52 weeks to    52 weeks to
                                                                                           29 September   30 September
                                                                                                   2001           2000
                                                                                                      m              m
-----------------------------------------------------------------------------------------------------------------------
Basic weighted average number of shares                                                           248.9          234.0
-----------------------------------------------------------------------------------------------------------------------
Dilution effect of:
-----------------------------------------------------------------------------------------------------------------------
- employee share options                                                                            0.1            1.5
-----------------------------------------------------------------------------------------------------------------------
- share save options                                                                                0.2            0.9
-----------------------------------------------------------------------------------------------------------------------
- CULS                                                                                                -           14.3
-----------------------------------------------------------------------------------------------------------------------
Diluted weighted average number of shares                                                         249.2          250.7
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                            52 weeks to    52 weeks to
                                                                                           29 September   30 September
                                                                                                   2001           2000
                                                                                                  pence          pence
-----------------------------------------------------------------------------------------------------------------------
Basic earnings/(loss) per share                                                                  (46.5)           29.6
-----------------------------------------------------------------------------------------------------------------------
Effect per share of exceptional items                                                              19.2          (1.3)
-----------------------------------------------------------------------------------------------------------------------
Effect per share of goodwill amortisation and impairment                                           49.4            9.1
-----------------------------------------------------------------------------------------------------------------------
Adjusted basic earnings per share                                                                  22.1           37.4
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings/(loss) per share                                                                (46.5)           27.7
-----------------------------------------------------------------------------------------------------------------------
Effect per share of exceptional items                                                              19.2          (1.2)
-----------------------------------------------------------------------------------------------------------------------
Effect per share of goodwill amortisation and impairment                                           49.3            8.5
-----------------------------------------------------------------------------------------------------------------------
Adjusted diluted earnings per share                                                                22.0           35.0
-----------------------------------------------------------------------------------------------------------------------

Adjusted earnings per share before exceptional items (note 4) and goodwill amortisation (note 1d) are disclosed to reflect the underlying performance of the Group.

40 Enodis annual report
Notes to the accounts

11 Intangible fixed assets - goodwill
--------------------------------------------------------------------------------
                                                       2001                 2000
Group                                              (pound)m             (pound)m
--------------------------------------------------------------------------------
Cost:
--------------------------------------------------------------------------------
At the beginning of the period                        439.1                373.7
--------------------------------------------------------------------------------
Additions:                                                                     -
--------------------------------------------------------------------------------
- acquisitions in the period (note 24)                 20.4                 19.4
--------------------------------------------------------------------------------
- adjustments to prior period goodwill                    -                  3.4
--------------------------------------------------------------------------------
Disposals of subsidiary entities                       (2.7)                   -
--------------------------------------------------------------------------------
Currency realignment                                    3.8                 42.6
--------------------------------------------------------------------------------
At the end of the period                              460.6                439.1
--------------------------------------------------------------------------------
Depreciation:
--------------------------------------------------------------------------------
At the beginning of the period                         26.4                  2.7
--------------------------------------------------------------------------------
Provided during the period                             23.0                 21.4
--------------------------------------------------------------------------------
Provision for impairment (see note 4)                 100.0                    -
--------------------------------------------------------------------------------
Disposals of subsidiary entities                       (0.4)                   -
--------------------------------------------------------------------------------
Currency realignment                                    1.4                  2.3
--------------------------------------------------------------------------------
At the end of the period                              150.4                 26.4
--------------------------------------------------------------------------------
Net book value at end of the period                   310.2                412.7
--------------------------------------------------------------------------------

12 Tangible fixed assets

-------------------------------------------------------------------------------------------------------------------------------
                                                                       Plant and
                                                         Land and      equipment   Assets under             2001          2000
                                                        buildings         leased   construction            Total         Total
                                                         (pound)m       (pound)m       (pound)m         (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
a) Group:
-------------------------------------------------------------------------------------------------------------------------------
Cost:
-------------------------------------------------------------------------------------------------------------------------------
At the beginning of the period                              113.4          221.1           11.0            345.5         306.0
-------------------------------------------------------------------------------------------------------------------------------
Additions                                                     3.9           11.6            8.2             23.7          32.1
-------------------------------------------------------------------------------------------------------------------------------
Acquisitions                                                  1.4            3.6              -              5.0           1.5
-------------------------------------------------------------------------------------------------------------------------------
Disposals                                                    (5.8)          (5.0)          (2.2)           (13.0)         (9.8)
-------------------------------------------------------------------------------------------------------------------------------
Disposals of subsidiary entities or businesses              (31.7)         (58.7)         (11.5)           (101.9)           -
-------------------------------------------------------------------------------------------------------------------------------
Reclassifications                                             1.3            1.4           (2.7)               -             -
-------------------------------------------------------------------------------------------------------------------------------
Transfer to current assets                                   (5.7)          (2.8)             -             (8.5)            -
-------------------------------------------------------------------------------------------------------------------------------
Currency realignment                                          0.3            0.4              -              0.7          15.7
-------------------------------------------------------------------------------------------------------------------------------
At the end of the period                                     77.1          171.6            2.8            251.5         345.5
-------------------------------------------------------------------------------------------------------------------------------
Depreciation:
-------------------------------------------------------------------------------------------------------------------------------
At the beginning of the period                               26.2          147.5              -            173.7         147.3
-------------------------------------------------------------------------------------------------------------------------------
Provided during the period                                    4.7           18.0              -             22.7          23.8
-------------------------------------------------------------------------------------------------------------------------------
Acquisitions                                                  0.3            2.3              -              2.6           0.4
-------------------------------------------------------------------------------------------------------------------------------
Disposals                                                    (2.6)          (4.7)             -             (7.3)         (4.9)
-------------------------------------------------------------------------------------------------------------------------------
Transfer to current assets                                   (1.6)          (0.5)             -             (2.1)            -
-------------------------------------------------------------------------------------------------------------------------------
Disposals of subsidiary entities or businesses               (4.4)         (45.4)             -            (49.8)            -
-------------------------------------------------------------------------------------------------------------------------------
Currency realignment                                          0.1            0.2              -              0.3           7.1
-------------------------------------------------------------------------------------------------------------------------------
At the end of the period                                     22.7          117.4              -            140.1         173.7
-------------------------------------------------------------------------------------------------------------------------------
Net book value at the end of the period                      54.4           54.2            2.8            111.4         171.8
-------------------------------------------------------------------------------------------------------------------------------
Net book value at the beginning of the period                87.2           73.6           11.0            171.8         158.7
-------------------------------------------------------------------------------------------------------------------------------
The net book value of land and buildings comprises:
-------------------------------------------------------------------------------------------------------------------------------
Freehold                                                                                                    48.5          74.1
-------------------------------------------------------------------------------------------------------------------------------
Short leasehold                                                                                              5.9          13.1
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                            54.4          87.2
-------------------------------------------------------------------------------------------------------------------------------

Plant and equipment net book value includes(pound)0.7m (2000:(pound)1.4m) of leased assets.

41 Enodis annual report
Notes to the accounts


12 Tangible fixed assets continued

--------------------------------------------------------------------------------
                                                       Plant and     Plant and
                                                       equipment     equipment
                                                           owned         owned
                                                            2001          2000
                                                        (pound)m      (pound)m
--------------------------------------------------------------------------------
b) Company:
--------------------------------------------------------------------------------
Cost:
--------------------------------------------------------------------------------
At the beginning of the period                               1.6           1.0
--------------------------------------------------------------------------------
Additions                                                    0.5           0.8
--------------------------------------------------------------------------------
Disposals                                                   (0.9)         (0.2)
--------------------------------------------------------------------------------
At the end of the period                                     1.2           1.6
--------------------------------------------------------------------------------
Depreciation:
--------------------------------------------------------------------------------
At the beginning of the period                               0.5           0.4
--------------------------------------------------------------------------------
Provided during the period                                   0.2           0.2
--------------------------------------------------------------------------------
Currency realignment                                           -          (0.1)
--------------------------------------------------------------------------------
At the end of the period                                     0.7           0.5
--------------------------------------------------------------------------------
Net book value at the end of the period                      0.5           1.1
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------
                                                               2001        2000         2001          2000
                                                              Group       Group      Company       Company
                                                           (pound)m    (pound)m     (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------
c) Capital commitments:
------------------------------------------------------------------------------------------------------------
Contracted commitments for future capital expenditure           2.9         2.2            -             -
------------------------------------------------------------------------------------------------------------


13 Fixed asset investments

-----------------------------------------------------------------------------------------------------------------------------------
                                          Joint ventures and associated undertakings

                                              Share of                       Other unlisted                     2001          2000
                                            net assets      Goodwill    Total   investments  Own shares        Total         Total
                                              (pound)m      (pound)m (pound)m      (pound)m    (pound)m     (pound)m      (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
a) Group:
-----------------------------------------------------------------------------------------------------------------------------------
At the beginning of the period                     1.8           1.2      3.0           2.1         2.4          7.5           7.7
-----------------------------------------------------------------------------------------------------------------------------------
Acquisitions and additions                         0.2             -      0.2             -           -          0.2           0.5
-----------------------------------------------------------------------------------------------------------------------------------
Disposals                                            -             -        -         (0.1)           -        (0.1)         (0.7)
-----------------------------------------------------------------------------------------------------------------------------------
At the end of the period                           2.0           1.2      3.2           2.0         2.4          7.6           7.5
-----------------------------------------------------------------------------------------------------------------------------------
Amounts written off:
-----------------------------------------------------------------------------------------------------------------------------------
At the beginning of the period                       -             -        -           0.3           -          0.3           0.1
-----------------------------------------------------------------------------------------------------------------------------------
Written off in the period                            -             -        -             -         1.1          1.1           0.2
-----------------------------------------------------------------------------------------------------------------------------------
At the end of the period                             -             -        -           0.3         1.1          1.4           0.3
-----------------------------------------------------------------------------------------------------------------------------------
Net book value at the end of the period            2.0           1.2      3.2           1.7         1.3          6.2           7.2
-----------------------------------------------------------------------------------------------------------------------------------

Own shares comprise 1,269,341 ordinary shares of the Company (2000: 1,337,341), held in an ESOP trust. At 29 September 2001 the market value of the shares was less than cost. Accordingly, a provision has been charged to restructuring costs in respect of a diminution in value. The market value of the shares held by the trust at 29 September 2001 was (pound)1.0m.

42 Enodis annual report
Notes to the accounts

13 Fixed asset investments continued

-----------------------------------------------------------------------------------------------------------------------------------
                                                Group undertakings
                                         Shares at                                                         2001             2000
                                         valuation                Loans           Own shares              Total            Total
                                          (pound)m             (pound)m             (pound)m           (pound)m         (pound)m
-----------------------------------------------------------------------------------------------------------------------------------
b) Company:
-----------------------------------------------------------------------------------------------------------------------------------
At the beginning of the period               608.9                295.6                  2.4              906.9             827.6
-----------------------------------------------------------------------------------------------------------------------------------
Additions                                     10.0                    -                    -               10.0              80.7
-----------------------------------------------------------------------------------------------------------------------------------
Recoveries                                       -                 (8.1)                   -               (8.1)             (0.7)
-----------------------------------------------------------------------------------------------------------------------------------
Reclassifications                                -                 (1.4)                   -               (1.4)                -
-----------------------------------------------------------------------------------------------------------------------------------
Provisions                                       -                    -                 (1.1)              (1.1)                -
-----------------------------------------------------------------------------------------------------------------------------------
Disposals                                    (100.7)                  -                    -              (100.7)            (0.7)
-----------------------------------------------------------------------------------------------------------------------------------
At the end of the period                     518.2                286.1                  1.3              805.6             906.9
-----------------------------------------------------------------------------------------------------------------------------------

Details of principal subsidiaries and significant investment and their activities are shown in note 28.

14 Stocks

--------------------------------------------------------------------------------------------
                                                2001         2000         2001         2000
                                               Group        Group      Company      Company
                                            (pound)m     (pound)m     (pound)m     (pound)m
--------------------------------------------------------------------------------------------
Raw materials and consumables                   42.2         45.9            -            -
--------------------------------------------------------------------------------------------
Work in progress                                15.7         17.0            -            -
--------------------------------------------------------------------------------------------
Finished goods                                  36.4         81.5            -            -
--------------------------------------------------------------------------------------------
                                                94.3        144.4            -            -
--------------------------------------------------------------------------------------------
Property                                        11.3          8.7          3.6          4.3
--------------------------------------------------------------------------------------------
                                               105.6        153.1          3.6          4.3
--------------------------------------------------------------------------------------------

At the period end the Directors are not aware of any significant difference between book value and replacement value of stocks.

15 Debtors

----------------------------------------------------------------------------------------------------
                                                          2001       2000        2001          2000
                                                         Group      Group     Company       Company
                                                      (pound)m   (pound)m    (pound)m      (pound)m
----------------------------------------------------------------------------------------------------
Trade debtors                                            149.6      181.5         0.2           0.3
----------------------------------------------------------------------------------------------------
Amounts due from subsidiary entities                         -          -       922.7         575.5
----------------------------------------------------------------------------------------------------
Other debtors                                             23.6       21.8         2.3           1.4
----------------------------------------------------------------------------------------------------
Prepayments and accrued income                             4.3       12.5         0.2           1.0
----------------------------------------------------------------------------------------------------
Current tax                                                3.2        5.3         3.2           5.2
----------------------------------------------------------------------------------------------------
                                                         180.7      221.1       928.6         583.4
----------------------------------------------------------------------------------------------------
Vendor loan note                                          20.0          -        20.0             -
----------------------------------------------------------------------------------------------------
                                                         200.7      221.1       948.6         583.4
----------------------------------------------------------------------------------------------------

The vendor loan note (see note 4b) is repayable in 2009 or on a sale or public offering of Nobia AB. The loan is subordinated to Nobia AB's bank and mezzanine debt and interest is payable to Enodis at 3.5% above LIBOR.

43 Enodis annual report
Notes to the accounts

16 Creditors falling due within one year
----------------------------------------------------------------------------------------------------------------------
                                                                            2001       2000        2001          2000
                                                                           Group      Group     Company       Company
                                                                        (pound)m   (pound)m    (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------
a) Borrowings:
----------------------------------------------------------------------------------------------------------------------
Term loan                                                                      -       84.6           -             -
----------------------------------------------------------------------------------------------------------------------
Deferred financing costs                                                   (1.1)      (1.2)           -             -
----------------------------------------------------------------------------------------------------------------------
Bank loans and overdrafts                                                    2.7        6.3           -             -
----------------------------------------------------------------------------------------------------------------------
Other current borrowings                                                     0.7          -           -             -
----------------------------------------------------------------------------------------------------------------------
Obligations under finance leases (note 27)                                   0.1        0.7           -             -
----------------------------------------------------------------------------------------------------------------------
Total (note 18)                                                              2.4       90.4           -             -
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                            2001       2000        2001          2000
                                                                           Group      Group     Company       Company
                                                                        (pound)m   (pound)m    (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------
b) Other creditors:
----------------------------------------------------------------------------------------------------------------------
Trade creditors                                                             81.8      102.2         3.2           1.2
----------------------------------------------------------------------------------------------------------------------
Other creditors                                                             27.2       31.4         7.7           3.5
----------------------------------------------------------------------------------------------------------------------
Amounts due to subsidiary entities                                             -          -       919.7         974.2
----------------------------------------------------------------------------------------------------------------------
Current tax                                                                 21.5       20.8           -             -
----------------------------------------------------------------------------------------------------------------------
Other taxes and social security                                              2.9        6.2         0.6           0.3
----------------------------------------------------------------------------------------------------------------------
Accruals and deferred income                                                91.7       93.2         2.2           1.7
----------------------------------------------------------------------------------------------------------------------
Dividend payable                                                               -       23.1           -          23.1
----------------------------------------------------------------------------------------------------------------------
                                                                           225.1      276.9       933.4       1,004.0
----------------------------------------------------------------------------------------------------------------------

17 Creditors falling due after more than one year
----------------------------------------------------------------------------------------------------------------------
                                                                            2001       2000        2001          2000
                                                                           Group      Group     Company       Company
                                                                        (pound)m   (pound)m    (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------
Term loan                                                                      -      287.3           -             -
----------------------------------------------------------------------------------------------------------------------
Revolving multi-currency loan facility                                     387.5       64.5       387.5          57.8
----------------------------------------------------------------------------------------------------------------------
Deferred financing costs                                                   (2.9)      (4.5)       (2.9)             -
----------------------------------------------------------------------------------------------------------------------
Other loans                                                                 13.1       18.8           -             -
----------------------------------------------------------------------------------------------------------------------
Obligations under finance leases (note 27)                                   1.2        0.5           -             -
----------------------------------------------------------------------------------------------------------------------
                                                                           398.9      366.6       384.6          57.8
----------------------------------------------------------------------------------------------------------------------

44 Enodis annual report
Notes to the accounts

18 Total borrowings
----------------------------------------------------------------------------------------------------------------------
                                                                            2001       2000         2001         2000
                                                                           Group      Group      Company      Company
                                                                        (pound)m   (pound)m     (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------
Term loan                                                                      -      371.9            -            -
----------------------------------------------------------------------------------------------------------------------
Revolving multi-currency loan facility                                     387.5       64.5        387.5         57.8
----------------------------------------------------------------------------------------------------------------------
Deferred financing costs                                                    (4.0)      (5.7)        (4.0)           -
----------------------------------------------------------------------------------------------------------------------
Bank loans and overdrafts                                                    3.2        6.3            -            -
----------------------------------------------------------------------------------------------------------------------
Other loans                                                                 13.3       18.8            -            -
----------------------------------------------------------------------------------------------------------------------
                                                                           400.0      455.8        383.5         57.8
----------------------------------------------------------------------------------------------------------------------
Obligations under finance leases                                             1.3        1.2            -            -
----------------------------------------------------------------------------------------------------------------------
                                                                           401.3      457.0        383.5         57.8
----------------------------------------------------------------------------------------------------------------------
Due within one year                                                          2.4       90.4            -            -
----------------------------------------------------------------------------------------------------------------------
Due after more than one year                                               398.9      366.6        383.5         57.8
----------------------------------------------------------------------------------------------------------------------
                                                                           401.3      457.0        383.5         57.8
----------------------------------------------------------------------------------------------------------------------

An analysis of the maturity of debt is given in note 19.

On 12 March 2001, the Company entered into a new revolving multi-currency facility ("The Facility") to replace the previous facility that commenced in August 1999. The Facility, which was partly drawn down at the balance sheet date, bears interest at 1.375% above LIBOR (increasing to 2.25% from October
2001). The loans are guaranteed by the Company and a number of the major subsidiaries within the Group. The Facility of (pound)600m was reduced by (pound)100m on 10 July 2001 following the disposal of the Building and Consumer Product business; the remaining (pound)500m Facility matures in March 2006.

Included in debt due after more than one year is (pound)387.5m drawn under the Facility, repayable in March 2006. The Facility is underwritten by two banks pending syndication. The underwriting banks retain the right to alter the structure of the Facility to achieve a successful syndication. The underwriting banks have confirmed they will not exercise their right in such a way as to cause repayment within one year.

On 20 November 2001, the Company and its principal subsidiaries entered into an agreement to grant the underwriting banks a fixed and floating charge over the Group's assets. Other loans consist primarily of (pound)11.3m of Industrial Revenue Bonds (2000: (pound)15.7m). The Industrial Revenue Bonds are at favourable rates of interest, set periodically by reference to market rates. These bonds incurred rates of interest between 2.0% and 5.7% during the period.

19 Financial instruments

An explanation of the Group's treasury policy and controls is included in the Financial review on pages 16 to 19. The Group does not trade in financial instruments. Short-term debtors and creditors have been omitted from all disclosures other than the currency profile.

a) Maturity profile of financial liabilities

----------------------------------------------------------------------------------------------------------------------------
                                                                               2001                                   2000
                                                        Bank                                 Bank
                                                  borrowings                           borrowings
                                                         and                                  and
                                                  debentures       Other      Total    debentures       Other        Total
                                                    (pound)m    (pound)m   (pound)m      (pound)m    (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------------
Within one year or less or on demand                     1.6         0.8        2.4          89.7         0.7         90.4
----------------------------------------------------------------------------------------------------------------------------
More than one year but not more than two years         384.6         1.1      385.7          83.5         0.3         83.8
----------------------------------------------------------------------------------------------------------------------------
More than two years but not more than five years         0.5         2.3        2.8         263.8         6.7        270.5
----------------------------------------------------------------------------------------------------------------------------
More than five years                                       -        10.4       10.4             -        12.3         12.3
----------------------------------------------------------------------------------------------------------------------------
Gross financial liabilities                            386.7        14.6      401.3         437.0        20.0        457.0
----------------------------------------------------------------------------------------------------------------------------


In the maturity analysis of the Group's financial liabilities "Other" includes liabilities shown as other creditors and obligations under finance leases. Debt more than five years of (pound)10.4m (2000: (pound)12.3m) principally comprises Industrial Revenue Bonds with maturities ranging between 2007 and 2020.

45 Enodis annual report
Notes to the accounts

19 Financial instruments continued

The Group had the following undrawn borrowing facilities at the end of the period:

--------------------------------------------------------------------------------
                                                         2001           2000
                                                     (pound)m       (pound)m
--------------------------------------------------------------------------------
Expiry date
--------------------------------------------------------------------------------
In more than two years                                  106.9          138.4
--------------------------------------------------------------------------------
b) Interest rate profile: financial liabilities
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Non-interest
                                                                                                                           bearing
                                                                                                   Fixed   Weighted       weighted
                                                                                                weighted    average        average
                                                                   Semi-fixed Non-interest       average  period at   period until
                                  Total Floating rate Fixed rate         rate      bearing interest rate fixed rate       maturity
Financial liabilities          (pound)m      (pound)m   (pound)m     (pound)m     (pound)m             %      Years          Years
-----------------------------------------------------------------------------------------------------------------------------------
Sterling                           11.2          11.2          -            -            -             -          -              -
-----------------------------------------------------------------------------------------------------------------------------------
US$                               349.6         280.7       68.9            -            -           6.3        1.2              -
-----------------------------------------------------------------------------------------------------------------------------------
Euro                               39.4          39.4          -            -            -             -          -              -
-----------------------------------------------------------------------------------------------------------------------------------
Other                               1.1           0.7        0.4            -            -           8.5        2.2              -
-----------------------------------------------------------------------------------------------------------------------------------
At 29 September 2001              401.3         332.0       69.3            -            -           6.3        1.2              -
-----------------------------------------------------------------------------------------------------------------------------------
Sterling                           16.5          15.3        1.0            -          0.2           3.8        4.1            2.0
-----------------------------------------------------------------------------------------------------------------------------------
US$                               429.7         267.8       91.3         67.6          3.0           6.5        2.1            1.0
-----------------------------------------------------------------------------------------------------------------------------------
Euro                               10.0           9.0        1.0            -            -           4.9        7.0              -
-----------------------------------------------------------------------------------------------------------------------------------
Other                               0.8           0.6        0.2            -            -           7.0        3.1              -
-----------------------------------------------------------------------------------------------------------------------------------
At 30 September 2000              457.0         292.7       93.5         67.6          3.2           6.4        2.2            1.1
-----------------------------------------------------------------------------------------------------------------------------------

The floating rate financial liabilities comprised bank loans and overdrafts bearing interest at rates based on local money market rates. The semi-fixed hedging principally comprised interest rate caps and interest rate collars. The fixed rate hedging principally comprised interest rate swaps.

c) Interest rate profile: financial assets

---------------------------------------------------------------------------------------------
                                                                                Non-interest
                                                                                     bearing
                                                                                    weighted
                                                                                     average
                                                                  Non-interest  period until
                                    Total     Floating rate            bearing      maturity
Financial assets                 (pound)m          (pound)m           (pound)m         Years
---------------------------------------------------------------------------------------------
Sterling                             27.0              22.7                4.3             -
---------------------------------------------------------------------------------------------
US$                                  12.1              11.5                0.6             -
---------------------------------------------------------------------------------------------
Euro                                 14.9              10.3                4.6             -
---------------------------------------------------------------------------------------------
Other                                 7.4               7.3                0.1             -
---------------------------------------------------------------------------------------------
At 29 September 2001                 61.4              51.8                9.6             -
---------------------------------------------------------------------------------------------
Sterling                              6.1               5.7                0.4             -
---------------------------------------------------------------------------------------------
US$                                  14.1               5.9                8.2             -
---------------------------------------------------------------------------------------------
Euro                                  8.8               1.4                7.4             -
---------------------------------------------------------------------------------------------
Other                                 1.6               1.2                0.4             -
---------------------------------------------------------------------------------------------
At 30 September 2000                 30.6              14.2               16.4             -
---------------------------------------------------------------------------------------------

The floating rate financial assets comprise a (pound)20m vendor loan note to Nobia AB due June 2009 bearing interest at a rate of LIBOR plus 3.5% and bank deposits bearing interest at rates based on local money market rates.

The non-interest bearing financial assets mainly comprise equity return investments and uncleared receipts.

46 Enodis annual report
Notes to the accounts

19 Financial instruments continued
d) Fair values of financial assets and liabilities Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities at the period end.

-------------------------------------------------------------------------------------------------------------------------
                                                                                         Book value           Fair value
Primary financial instruments held or issued to finance the Group's operations             (pound)m             (pound)m
-------------------------------------------------------------------------------------------------------------------------
Short-term borrowings and current portion of long-term borrowings                             (1.6)                (1.6)
-------------------------------------------------------------------------------------------------------------------------
Long-term borrowings                                                                        (385.1)              (385.1)
-------------------------------------------------------------------------------------------------------------------------
Cash deposits                                                                                 39.4                 39.4
-------------------------------------------------------------------------------------------------------------------------
Investments                                                                                    2.0                  1.7
-------------------------------------------------------------------------------------------------------------------------
Vendor loan note                                                                              20.0                 20.0
-------------------------------------------------------------------------------------------------------------------------
Other financial liabilities                                                                  (14.6)               (14.6)
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                                Book value    Fair value
Derivative financial instruments held or issued to manage the interest rate and currency          (pound)m      (pound)m
profile
-------------------------------------------------------------------------------------------------------------------------
Interest rate swaps and similar instruments                                                              -          (4.9)
-------------------------------------------------------------------------------------------------------------------------
Interest rate caps and collars                                                                           -             -
-------------------------------------------------------------------------------------------------------------------------
Forward foreign currency contracts                                                                     4.3           4.3
-------------------------------------------------------------------------------------------------------------------------

The fair value of the interest rate swaps, caps and collars and foreign exchange contracts have been estimated by reference to prices available from the markets on which the instruments are traded. All other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

The fair value of short-term deposits and borrowings approximates to the carrying amount because of the short-term maturity of these instruments. The fair value of the long-term borrowings approximates to the carrying value due to the debt being subject to floating rates or short-term fixed rates.

e) Hedging As explained in the Financial review on pages 16 to 19, the Group's policy is to hedge the following exposures:

- Interest rate risk - using interest rate swaps, caps and collars and forward rate agreements.
- Balance sheet translation risk - using forward foreign exchange contracts and borrowings in functional currencies.
Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is likely to be recognised. Unrecognised gains and losses on instruments used for hedging are as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Gains                 Losses
                                                                           2001              2000         2001      2000
                                                                       (pound)m          (pound)m     (pound)m  (pound)m
-------------------------------------------------------------------------------------------------------------------------
Unrecognised gains and losses on hedges to the period end                   4.3               0.9        (4.9)     (0.7)
-------------------------------------------------------------------------------------------------------------------------

f) Currency profile The main functional currencies of the Group are Sterling and US$. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts used to manage currency exposure. The amounts shown represent the transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating units involved.



                                                                           2001
                   -------------------------------------------------------------
                                                Other
                                             European
                   Sterling          US$   currencies        Other        Total
                   (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
--------------------------------------------------------------------------------
Sterling                  -          0.1          1.2            -          1.3
--------------------------------------------------------------------------------
US$                       -            -            -            -            -
--------------------------------------------------------------------------------
Other European
currencies                -          0.2          0.7            -          0.9
--------------------------------------------------------------------------------
Other                     -          1.6            -            -          1.6
--------------------------------------------------------------------------------
                          -          1.9          1.9            -          3.8
--------------------------------------------------------------------------------

                                                                             2000
                      -------------------------------------------------------------
                                                  Other
                                               European
                      Sterling          US$   currencies        Other        Total
                      (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
-----------------------------------------------------------------------------------
Sterling                     -          0.2          1.6            -          1.8
-----------------------------------------------------------------------------------
US$                        0.2            -            -            -          0.2
-----------------------------------------------------------------------------------
Other European
currencies                 0.1          2.0            -            -          2.1
-----------------------------------------------------------------------------------
Other                        -          1.0          0.1          0.2          1.3
-----------------------------------------------------------------------------------
                           0.3          3.2          1.7          0.2          5.4
-----------------------------------------------------------------------------------

47 Enodis annual report
Notes to the accounts

20 Provisions for liabilities and charges

---------------------------------------------------------------------------------------------------------------------------------
                                                                                    Deferred
                                                                                    employee                   Total
                                                  Property Restructuring Pensions   benefits    Warranty       Group    Company
                                                  (pound)m   (pound)m    (pound)m   (pound)m    (pound)m    (pound)m    (pound)m
---------------------------------------------------------------------------------------------------------------------------------
a) Analysis of movement in provisions:
---------------------------------------------------------------------------------------------------------------------------------
At the beginning of the period                         1.0        1.5         3.3       23.1        16.7        45.6           -
---------------------------------------------------------------------------------------------------------------------------------
Charged to profit and loss account                     0.1          -         0.3          -         0.6         1.0           -
---------------------------------------------------------------------------------------------------------------------------------
Charged to profit and loss account exceptional
items                                                  2.0       31.1           -        0.2         8.5        41.8         2.0
---------------------------------------------------------------------------------------------------------------------------------
Utilised                                              (0.3)      (14.5)      (0.8)      (0.1)          -        (15.7)      (0.3)
---------------------------------------------------------------------------------------------------------------------------------
Transfer (to)/from other balance sheet categories      1.8       (10.5)         -       (2.7)       (3.4)       (14.8)       1.8
---------------------------------------------------------------------------------------------------------------------------------
Currency realignment                                     -        0.3         0.1        0.7         0.1         1.2           -
---------------------------------------------------------------------------------------------------------------------------------
At the end of the period                               4.6        7.9         2.9       21.2        22.5        59.1         3.5
---------------------------------------------------------------------------------------------------------------------------------

Property provisions relate primarily to lease payments under onerous contracts.

Restructuring costs relate mainly to costs associated with the changes described in Note 4 "Exceptional items", and are expected to be utilised within one year. Pension scheme details are set out in note 25.

Deferred employee benefits relate primarily to deferred compensation plans, supplemental retirement plans and post retirement benefit plans. It is not possible to estimate, with certainty, the timing of payments. Warranty provisions have been recognised for estimated claims under product guarantees. It is not possible to estimate, with certainty, the timing of payments.

b) Deferred taxation

1 Deferred taxation not provided Given the availability of losses and surplus ACT within the Group, it is not expected that any tax would be payable if the Group were to dispose of its land and buildings at their balance sheet values. No provision has been made for any potential taxation liability that would arise were the earnings of foreign subsidiary entities to be remitted to the UK.

2 Tax losses The Group has approximately (pound)284m (2000: (pound)280m) of losses available for offset against future profits, comprising (pound)85m (2000:
(pound)85m) in the UK and (pound)190m (2000: (pound)195m) in the USA with a further (pound)9m in other countries. In addition the Group has surplus ACT carried forward of (pound)11.5m (2000: (pound)11.5m).

21 Called up share capital

------------------------------------------------------------------------------------------------------------------------------
                                                  2001                       2000                   2001                 2000
                                                Number                     Number               (pound)m             (pound)m
------------------------------------------------------------------------------------------------------------------------------
a) Number and value of shares:
------------------------------------------------------------------------------------------------------------------------------
Ordinary shares of 50p each
Authorised                                 344,200,000                344,200,000                  172.1                172.1
------------------------------------------------------------------------------------------------------------------------------
Allotted, called up and fully paid         250,288,950                250,074,985                  125.1                125.0
------------------------------------------------------------------------------------------------------------------------------

1,269,341 ordinary shares of the Company (2000: 1,337,341) are held in an independently managed Executive Share Option Plan ("ESOP trust").

The ESOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in the Company to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Company finances the ESOP trust by way of an interest free loan (note 13) of (pound)2.4m.

The ESOP trust has waived the right to receive dividends on all shares held. Costs are borne by the sponsoring company and written off in the period in which they are incurred.

--------------------------------------------------------------------------------------------------
                                                                                  Ordinary shares
                                                                                           Number
--------------------------------------------------------------------------------------------------
b) Movement of ordinary shares during the period:
--------------------------------------------------------------------------------------------------
At the beginning of the period                                                        250,074,985
--------------------------------------------------------------------------------------------------
Exercise of share options under the Sharesave Scheme (1992)                               193,965
--------------------------------------------------------------------------------------------------
Exercise of share options under the Executive Scheme (1995)                                20,000
--------------------------------------------------------------------------------------------------
At the end of the period                                                              250,288,950
--------------------------------------------------------------------------------------------------

The proceeds of the exercises of share options in the period amounted to (pound)264,816.

48 Enodis annual report
Notes to the accounts

21 Called up share capital continued

c) Option schemes During the period the Company has operated the following employee option schemes using new shares:

-----------------------------------------------------------------------------------------------
                                    At              Number of options                       At
                             1 October                                            29 September
                                  2000       Granted     Exercised        Lapsed          2001
-----------------------------------------------------------------------------------------------
Sharesave Scheme (1992)      2,341,648             -       193,965       911,144     1,236,539
-----------------------------------------------------------------------------------------------
Executive Scheme (1984)*       116,870             -             -             -       116,870
-----------------------------------------------------------------------------------------------
Executive Scheme (1995)      3,003,470       221,065        20,000       225,020     2,979,515
-----------------------------------------------------------------------------------------------
Executive Scheme (2001)              -     3,753,000             -             -     3,753,000
-----------------------------------------------------------------------------------------------

The Company has outstanding at 29 September 2001 the following options to subscribe for ordinary shares:

-------------------------------------------------------------------------------------------------------------------------
                                                                                   Date from
                                                                       Price           which             Last
                                                    Year               pence     exercisable      expiry date      Number
-------------------------------------------------------------------------------------------------------------------------
Sharesave Scheme (1992)                             1994               150.9        01.09.01         01.03.02     133,227
-------------------------------------------------------------------------------------------------------------------------
                                                    1995               181.8        01.09.02         01.03.03      38,626
-------------------------------------------------------------------------------------------------------------------------
                                                    1996               158.8        01.09.01         01.03.02      70,121
-------------------------------------------------------------------------------------------------------------------------
                                                    1996               158.8        01.09.03         01.03.04      20,379
-------------------------------------------------------------------------------------------------------------------------
                                                    1997               112.0        01.09.02         01.03.03     150,802
-------------------------------------------------------------------------------------------------------------------------
                                                    1997               112.0        01.09.04         01.03.05     148,325
-------------------------------------------------------------------------------------------------------------------------
                                                    1998               202.7        01.09.01         01.03.02      46,581
-------------------------------------------------------------------------------------------------------------------------
                                                    1998               202.7        01.09.03         01.03.04      60,745
-------------------------------------------------------------------------------------------------------------------------
                                                    1998               202.7        01.09.05         01.03.06      27,315
-------------------------------------------------------------------------------------------------------------------------
                                                    1999               192.7        01.09.02         01.03.03     106,134
-------------------------------------------------------------------------------------------------------------------------
                                                    1999               192.7        01.09.04         01.03.05     125,436
-------------------------------------------------------------------------------------------------------------------------
                                                    1999               192.7        01.09.06         01.03.07      21,317
-------------------------------------------------------------------------------------------------------------------------
                                                    2000               258.9        01.09.03         01.03.04     107,539
-------------------------------------------------------------------------------------------------------------------------
                                                    2000               258.9        01.09.05         01.03.06     119,000
-------------------------------------------------------------------------------------------------------------------------
                                                    2000               258.9        01.09.07         01.03.08      60,992
-------------------------------------------------------------------------------------------------------------------------
                                                                                                                1,236,539
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                                    Date from
                                                                       Price            which           Last
                                                                       pence      exercisable    expiry date      Number
-------------------------------------------------------------------------------------------------------------------------
Executive Share Scheme (1984)*                                         95.10         03.02.96       03.02.03      61,989
-------------------------------------------------------------------------------------------------------------------------
                                                                      222.99         14.02.97       14.02.04      54,881
-------------------------------------------------------------------------------------------------------------------------
                                                                                                                 116,870
-------------------------------------------------------------------------------------------------------------------------
Executive Share Scheme (1995)                                         230.50         31.03.98       31.03.05      18,080
-------------------------------------------------------------------------------------------------------------------------
                                                                      186.00         22.07.99       22.07.06     167,655
-------------------------------------------------------------------------------------------------------------------------
                                                                      144.00         01.07.00       01.07.07     390,000
-------------------------------------------------------------------------------------------------------------------------
                                                                      187.50         28.11.00       28.11.07     254,802
-------------------------------------------------------------------------------------------------------------------------
                                                                      180.00         17.11.01       17.11.08     137,935
-------------------------------------------------------------------------------------------------------------------------
                                                                      262.90         28.07.02       28.07.09     900,000
-------------------------------------------------------------------------------------------------------------------------
                                                                      314.00         24.11.02       24.11.09      90,197
-------------------------------------------------------------------------------------------------------------------------
                                                                      322.20         03.07.03       03.07.10     799,781
-------------------------------------------------------------------------------------------------------------------------
                                                                      210.00         21.12.03       21.12.10     201,065
-------------------------------------------------------------------------------------------------------------------------
                                                                      216.28         21.12.03       21.12.10      20,000
-------------------------------------------------------------------------------------------------------------------------
                                                                                                               2,979,515
-------------------------------------------------------------------------------------------------------------------------
Executive Share Scheme (2001)                                         181.00         22.01.04       22.01.11   2,753,919
-------------------------------------------------------------------------------------------------------------------------
                                                                      210.45         22.01.04       22.01.11     109,913
-------------------------------------------------------------------------------------------------------------------------
                                                                      181.00         12.06.04       12.06.11     203,238
-------------------------------------------------------------------------------------------------------------------------
                                                                      101.00         10.09.04       10.09.11     685,930
-------------------------------------------------------------------------------------------------------------------------
                                                                                                               3,753,000
-------------------------------------------------------------------------------------------------------------------------

*No further options can be granted under this scheme.

The maximum aggregate number of shares over which options may currently be granted under all schemes cannot exceed 10% of the nominal share capital of the Company on the date of grant.

49 Enodis annual report
Notes to the accounts

22 Reserves

Movements on reserves during the period were as follows:

-----------------------------------------------------------------------------------------------------------
                                                                    Share
                                                                  premium    Revaluation    Profit and loss
                                                                  account        reserve        account
                                                                 (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------
Group:
-----------------------------------------------------------------------------------------------------------
At the beginning of the period                                      238.9              -         (150.1)
-----------------------------------------------------------------------------------------------------------
Retained loss for the period                                            -              -         (120.7)
-----------------------------------------------------------------------------------------------------------
Negative goodwill written back on disposal of subsidiaries              -              -           (4.4)
-----------------------------------------------------------------------------------------------------------
Shares issued                                                         0.1              -              -
-----------------------------------------------------------------------------------------------------------
Currency realignment (note c)                                           -              -           (1.7)
-----------------------------------------------------------------------------------------------------------
At the end of the period                                            239.0              -         (276.9)
-----------------------------------------------------------------------------------------------------------
Company:
-----------------------------------------------------------------------------------------------------------
At the beginning of the period                                      238.9          120.0          (48.8)
-----------------------------------------------------------------------------------------------------------
Retained profit for the period                                          -              -            6.8
-----------------------------------------------------------------------------------------------------------
Shares issued                                                         0.1              -              -
-----------------------------------------------------------------------------------------------------------
At the end of the period                                            239.0          120.0          (42.0)
-----------------------------------------------------------------------------------------------------------

a) The Directors have revalued the Company's investments in subsidiary entities at 2 October 1999 in the manner set out in the accounting policies note on page
33. The Directors have considered the value of all the fixed assets and are satisfied that these are worth, in total, not less than the aggregate amount at which they are stated in the Company's accounts. Accordingly, in accordance with
Section 275 of the Companies Act 1985 the aggregate provision does not fall to be classified as a realised loss and therefore distributable reserves of the Company are (pound)43.3m (2000: (pound)36.5m) as analysed below:

--------------------------------------------------------------------------------------------
                                                                          2001         2000
                                                                      (pound)m     (pound)m
--------------------------------------------------------------------------------------------
Profit and loss account                                                  (42.0)       (48.8)
--------------------------------------------------------------------------------------------
Provisions against investments in subsidiary entities                     85.3         85.3
--------------------------------------------------------------------------------------------
Distributable reserves                                                    43.3         36.5
--------------------------------------------------------------------------------------------

b) As permitted by Section 230 of the Companies Act 1985, a separate profit and loss account for the parent company is not presented. The profit for the period in the accounts of the parent company before dividends is (pound)11.6m (2000:
(pound)39.4m loss).

c) The currency realignment arises on the translation of interests in the opening equity of overseas subsidiary entities and associated undertakings, long-term foreign borrowings used to finance overseas investments, and on the translation of the profit and loss account for the period to closing rate.

d) Goodwill written off directly against profit and loss reserve amounts to (pound)335.9m (2000: (pound)331.5m)

23 Reconciliation of movement in equity shareholders' funds

----------------------------------------------------------------------------------------------------
                                                                                2001           2000
                                                                            (pound)m       (pound)m
----------------------------------------------------------------------------------------------------
Profit/(loss) for the period                                                 (115.9)           69.3
----------------------------------------------------------------------------------------------------
Negative goodwill written back on disposals, previously written off            (4.4)              -
----------------------------------------------------------------------------------------------------
Currency translation differences on foreign currency net investments           (1.7)            1.3
----------------------------------------------------------------------------------------------------
Total recognised gains and losses                                            (122.0)           70.6
----------------------------------------------------------------------------------------------------
Dividends                                                                      (4.8)          (33.9)
----------------------------------------------------------------------------------------------------
Shares issued                                                                   0.2            92.2
----------------------------------------------------------------------------------------------------
Net increase/(decrease) in equity shareholders' funds in the period          (126.6)          128.9
----------------------------------------------------------------------------------------------------
Opening equity shareholders' funds                                            213.8            84.9
----------------------------------------------------------------------------------------------------
Closing equity shareholders' funds                                             87.2           213.8
----------------------------------------------------------------------------------------------------

50 Enodis annual report
Notes to the accounts

24 Acquisitions

On 11 November 2000, the Group acquired the entire share capital of Jackson MSC, Inc ("Jackson"), for consideration of $36.2m including costs. Jackson is principally involved in the manufacturing and supply of industrial dishwashing equipment.

Details of the acquisition are shown in the table below. Provisional fair value adjustments reflect the circumstances and conditions at the date of acquisition and principally relate to the write-off of obsolete stock, additional cost accruals and the write-off of goodwill carried on the balance sheet.

------------------------------------------------------------------------------------
                                                             Fair value
                                               Book value    Adjustment       Total
                                                 (pound)m      (pound)m    (pound)m
------------------------------------------------------------------------------------
Goodwill                                              0.6         (0.6)           -
------------------------------------------------------------------------------------
Fixed assets                                          2.4            -          2.4
------------------------------------------------------------------------------------
Stock                                                 5.0         (0.6)         4.4
------------------------------------------------------------------------------------
Other current assets                                  1.4         (0.3)         1.1
------------------------------------------------------------------------------------
Current liabilities                                  (2.0)        (0.3)        (2.3)
------------------------------------------------------------------------------------
Loans                                                (0.7)           -         (0.7)
------------------------------------------------------------------------------------
Net assets/(liabilities) acquired                     6.7         (1.8)         4.9
------------------------------------------------------------------------------------
Consideration:
------------------------------------------------------------------------------------
Paid in cash                                                                   24.4
------------------------------------------------------------------------------------
Costs                                                                           0.9
------------------------------------------------------------------------------------
Total                                                                          25.3
------------------------------------------------------------------------------------
Goodwill arising                                                               20.4
------------------------------------------------------------------------------------

The subsidiary acquired during the year contributed (pound)2.9m to the Group's net operating cash flows, paid no interest nor taxation and utilised (pound)0.4m net for capital expenditure.


The Group made other acquisitions totalling (pound)0.5m in the period.

51 Enodis annual report
Notes to the accounts

25 Group pension schemes

The Group operates a number of pension schemes of both the defined benefit and defined contribution type. The total pension cost for the period was (pound)4.5m (2000: (pound)4.7m). There is a provision for pension costs of (pound)2.9m (2000: (pound)3.3m) in the balance sheet as at 29 September 2001 arising from the accumulated difference between the contributions paid and the corresponding pension costs.

The total employer contributions payable to the Group's defined contribution schemes over the period was (pound)3.1m (2000: (pound)2.7m). At 29 September 2001, there were no outstanding or prepaid contributions (2000: nil).

The Group currently accounts for pensions under SSAP24. Under the transitional arrangements for FRS17, the Group is required to provide additional disclosures relating to its pension schemes. These are provided below.

SSAP24

a) A number of the Group's full time UK employees as at 29 September 2001 are members of defined benefit arrangements with assets held in separate trustee administered funds. The principal defined benefit scheme in the UK is the Berisford (1948) Pension Scheme ("the Berisford Scheme"). A valuation was carried out by a qualified independent actuary at 31 March 2001 using the attained age method. Following the valuation it was agreed that the employer would pay contributions at the rate of 0% of pensionable salaries.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The assumptions used in the valuation were:

--------------------------------------------------------------
Investment returns                              5.5% p.a.
--------------------------------------------------------------
Increase in:
--------------------------------------------------------------
Salaries                                        4.5% p.a.
--------------------------------------------------------------
Present and future pensions                     5.0% p.a.
--------------------------------------------------------------

The total market value of the Berisford Scheme's assets at the last valuation date, together with their funding level as a percentage of accrued benefits after allowing for future increases in earnings, was (pound)86.4m (117.9%).

b) Enodis Corporation maintains a 401(k) plan which covers most of its employees. It had formerly maintained several frozen defined benefit pension plans. These plans have been terminated with the approval of the appropriate regulatory authorities, and all of the liabilities to participants and beneficiaries have been settled.

c) Scotsman Industries maintained a number of pension and 401(k) plans which cover substantially all of its employees. Benefits under defined benefit plans for hourly paid employees are based on a fixed multiple of the length of service and for salaried employees are based on a percentage of earnings during the period of their employment. All pension plans have been funded in accordance with the Employee Retirement Income Security Act of 1974.

Following the last valuations of the plans at 1 January 2001, it was agreed that the employer would pay contributions at the rate of 0% of pensionable salaries.

The following assumptions were used to develop net pension costs for pension plans in the USA in the 52 weeks ended 29 September 2001:-

--------------------------------------------------------------
Discount rate                            8.5% p.a.
--------------------------------------------------------------
Future salary increases                  not applicable
--------------------------------------------------------------
Future pension increases                 nil
--------------------------------------------------------------

Actuarial gains and losses are amortised over the estimated future working lifetime of employees.

The total market value of the US plans' assets as at 29 September 2001 was (pound)40.4m. The funding level of the US plans as a percentage of accrued benefits, after allowing for future increases in earnings, was 136%.

FRS17

The figures below for the Berisford Scheme have been based on a full actuarial valuation as at 31 March 2001, updated to the current year end. For the pension plans in the USA, the figures have been based on full actuarial valuations as at 1 January 2001, updated to the current year end.

The assets in the Group's defined benefit schemes and the expected rate of return were:

------------------------------------------------------------------------------------------------------------------
                                                          Berisford Scheme             Pension Plans in the USA
                                               Long term                            Long term
                                          rate of return          Value at     rate of return          Value at
                                             expected at      29 September        expected at      29 September
                                            29 September              2001       29 September              2001
                                                    2001          (pound)m               2001          (pound)m
------------------------------------------------------------------------------------------------------------------
Asset:
------------------------------------------------------------------------------------------------------------------
Equities                                           6.49%              43.6            10.175%              17.2
------------------------------------------------------------------------------------------------------------------
Corporate Bonds                                    6.09%              12.8               6.5%               7.6
------------------------------------------------------------------------------------------------------------------
Government Bonds                                   4.49%               9.8               5.6%               5.0
------------------------------------------------------------------------------------------------------------------
Property                                           6.49%               7.5               6.5%               2.3
------------------------------------------------------------------------------------------------------------------
Other                                              4.49%               1.7               6.5%               3.0
------------------------------------------------------------------------------------------------------------------

52 Enodis annual report
Notes to the accounts

25 Group pension schemes continued

The liabilities of the Group's schemes at 29 September 2001 were calculated on the following bases as required under FRS17:

------------------------------------------------------------------------------------------------------------
                                                                           Post retirement plans in the USA
                                                                Berisford Scheme     Pension          Other
------------------------------------------------------------------------------------------------------------
Assumptions at 29 September 2001
------------------------------------------------------------------------------------------------------------
Discount rate                                                              6.09%       6.75%           7.5%
------------------------------------------------------------------------------------------------------------
                                                                                         Not            Not
Rate of increase in salaries                                                4.5%  applicable     applicable
------------------------------------------------------------------------------------------------------------
                                                                                                        Not
Rate of increase in pensions in payment                                     5.0%          0%     applicable
------------------------------------------------------------------------------------------------------------
                                                                                                        Not
Rate of increase in pensions in deferment                                   3.0%          0%     applicable
------------------------------------------------------------------------------------------------------------
                                                                             Not         Not
Medical cost inflation                                                applicable  applicable    6.5% - 5.0%
------------------------------------------------------------------------------------------------------------
                                                                                                        Not
Price inflation                                                             3.0%       2.75%     applicable
------------------------------------------------------------------------------------------------------------

The balance sheet position for the Group's schemes as calculated under FRS17 at 29 September 2001 was as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                                  Post retirement benefit plans in the USA
                                                                  Pension plans         Pension plans
                                                                    with assets      with liabilities                 Post
                                                Berisford             in excess             in excess           retirement
                                                   Scheme        of liabilities             of assets        medical plans
                                                 (pound)m              (pound)m              (pound)m             (pound)m
---------------------------------------------------------------------------------------------------------------------------
Fair value of assets                                 75.4                  35.1                   Nil                  Nil
---------------------------------------------------------------------------------------------------------------------------
Present value of scheme liabilities                 (69.5)                (33.7)                 (3.9)                (2.9)
---------------------------------------------------------------------------------------------------------------------------
Surplus or deficit in the scheme                      5.9                   1.4                  (3.9)                (2.9)
---------------------------------------------------------------------------------------------------------------------------
Unrecognisable surplus in the scheme                    -                  (0.7)                    -                    -
---------------------------------------------------------------------------------------------------------------------------
Net pension asset                                     5.9                   0.7                  (3.9)                (2.9)
---------------------------------------------------------------------------------------------------------------------------

26 Contingencies

(i) Enodis Corporation has been named in a number of lawsuits throughout the United States in which the plaintiffs seek to hold it liable for the alleged obligations of its former subsidiary, Consolidated Industries Corp. of Lafayette, Indiana ("Consolidated") by reason of Consolidated's design and manufacture of some 870,000 defective home furnaces. Consolidated's alleged liability in respect of these furnaces is potentially in the range of nil to $600m. Enodis Corporation sold Consolidated to an unrelated party in 1998. The plaintiffs all contend that Enodis Corporation is the alter ego of Consolidated and therefore liable for its debts. The plaintiffs are also seeking to recover approximately $30m of Consolidated's revenues that were transferred to Enodis Corporation for various reasons. The issue of whether Consolidated and/or Enodis Corporation has insurance coverage for some or all of these contingent liabilities is also the subject of litigation. The plaintiffs in these actions who are seeking to hold Enodis Corporation accountable for the liabilities of Consolidated include Daniel L. Freeland, in his capacity as trustee of the Chapter 7 Estate of Consolidated, the Trane Company, a division of America Standard, Amana, LLC, Bard Manufacturing Company and Janet Pearce, on behalf of a class of homeowners claiming to be entitled to have their furnaces replaced free of charge. Enodis Corporation has thoroughly investigated these claims and has been advised that they are without merit and is defending them vigorously. In the event of an outcome adverse to Enodis Corporation, it is currently unclear to what extent, if any, the liability of Enodis Corporation would be covered by insurance.

(ii) During the year the Company settled the IMR federal and state court actions which were disclosed in the 2000 Annual Report and Accounts (see note 4).

(iii) There are customary tax and other warranties and indemnities in respect of companies and businesses sold in previous years.

53 Enodis annual report
Notes to the accounts


27 Lease obligations

---------------------------------------------------------------------------------------------------------------
                                                                                              2001        2000
                                                                                             Group       Group
                                                                                          (pound)m    (pound)m
---------------------------------------------------------------------------------------------------------------
a) The future minimum payments to which the Group is committed under finance leases are as follows:
---------------------------------------------------------------------------------------------------------------
Within one year                                                                                0.1         0.7
---------------------------------------------------------------------------------------------------------------
Between one and two years                                                                      1.2         0.5
---------------------------------------------------------------------------------------------------------------
Between two and five years                                                                     0.2         0.2
---------------------------------------------------------------------------------------------------------------
                                                                                               1.5         1.4
---------------------------------------------------------------------------------------------------------------
Finance charges allocated to future periods                                                   (0.2)       (0.2)
---------------------------------------------------------------------------------------------------------------
                                                                                               1.3         1.2
---------------------------------------------------------------------------------------------------------------
Disclosed in the accounts as:
---------------------------------------------------------------------------------------------------------------
Creditors due within one year (note 16)                                                        0.1         0.7
---------------------------------------------------------------------------------------------------------------
Creditors due after more than one year (note 17)                                               1.2         0.5
---------------------------------------------------------------------------------------------------------------
                                                                                               1.3         1.2
---------------------------------------------------------------------------------------------------------------
The Company had no commitments under finance leases (2000:(pound)nil).
---------------------------------------------------------------------------------------------------------------
                                                                                              2001        2000
                                                                                             Group       Group
                                                                                          (pound)m    (pound)m
---------------------------------------------------------------------------------------------------------------
b) Operating lease payments which the Group is committed to make during the next financial year are analysed as follows: Leases expiring:
---------------------------------------------------------------------------------------------------------------
Within one year                                                                                3.1         2.9
---------------------------------------------------------------------------------------------------------------
Between one and two years                                                                      3.9         2.7
---------------------------------------------------------------------------------------------------------------
Between two and five years                                                                     3.8         7.3
---------------------------------------------------------------------------------------------------------------
Thereafter                                                                                     9.5        17.1
---------------------------------------------------------------------------------------------------------------
                                                                                              20.3        30.0
---------------------------------------------------------------------------------------------------------------

The Company had annual commitments under operating leases expiring after more than five years of (pound)2.7m (2000: (pound)0.8m).

54 Enodis annual report
Notes to the accounts

28 Principal subsidiaries and significant investment

-----------------------------------------------------------------------------------------------------------------------------------
                                                                      Percentage
                                                                        held and
                                                        Country of  voting rights at
                                                     incorporation  29 September
                                                     and operation          2001                Details of holding of share capital
-----------------------------------------------------------------------------------------------------------------------------------
Food Equipment
Aladdin Temp-Rite Canada, Inc.                              Canada           100                  700,100 no par value common stock
Aladdin Temp-Rite LLC                                          USA           100                                                n/a
Aladdin Temp-Rite Pty. Ltd                               Australia           100                     1,184,115 AU$1 ordinary shares
Aladdin Temp-Rite Puerto Rico Inc.                     Puerto Rico           100                    1,000 no par value common stock
Austral Refrigeration Pty. Ltd                           Australia           100                        40,993 AU$1 ordinary shares
Belshaw Bros, Inc                                              USA           100                      200 no par value common stock
Booth, Inc.                                                    USA           100                    1,000 no par value common stock
Castel MAC S.p.A                                             Italy           100                         8,300,000 0.52 Euro shares
Cleveland Range, Inc.                                          USA           100                    3,000 no par value common stock
Cleveland Range Ltd                                         Canada           100                 32,449 Class A no par value shares
Convotherm Elektrogerate GmbH                              Germany            91                               2,730,000 DM1 shares
Convotherm Limited                                         England            91                      6,000(pound)1 ordinary shares
Convotherm Singapore Pte Ltd                             Singapore           100                                  100,000 $1 shares
Cowley Refrigeration Ltd                               New Zealand            60                                210,000 NZ$1 shares
Enodis Corporation                                             USA           100                  100 US$.01 par value common stock
Enodis Deutschland GmbH                                    Germany           100                                   50,000 DM shares
Enodis France SA                                            France           100                               7,500 FFr 100 shares
Enodis Iberia SA                                             Spain           100                              200 Pta 50,000 shares
Enodis UK Limited                                          England           100                      5,000(pound)1 ordinary shares
Frimont S.p.A                                                Italy           100                          16,000 516.46 Euro shares
Frymaster L.L.C                                                USA           100                                                n/a
Garland Commercial Industries, Inc.                            USA           100                       10 no par value common stock
Garland Commercial Ranges, Limited                          Canada           100                    2,000 no par value common stock
Guyon Productions SA                                        France           100                              50,000 FFr 100 shares
Hartek Awagem Vertriebsges m.b.H                           Austria           100                           1 share of 1,500,000 ATS
Hartek Beverage Handling GmbH                              Germany           100                            1 share of 1,150,000 DM
Jackson MSC Inc.                                               USA           100               100 shares no par value common stock
Kysor Industrial Corporation                                   USA           100                              100 US$1 common stock
Kysor//Warren Australia Pty. Limited                     Australia           100                        275,003 AU$1 ordinary share
Lincoln Foodservice Products, Inc.                             USA           100                    1,000 no par value common stock
Merco/Savory, Inc.                                             USA           100                    3,000 no par value common stock
Merrychef Holdings Limited                                 England           100                    295,000 Class A ordinary shares
                                                                             100                    205,000(pound)1 ordinary shares
Mile High Equipment Company                                    USA           100                      200 no par value common stock
New Ton Food Equipment Co Ltd.                            Thailand          97.2     1,905,120 10 Thai Baht Class A ordinary shares
Sammic SA                                                    Spain           100                         1.000 Pta 1,000,000 shares
Sammic SARL                                                 France           100                             3,000 FFr 1,000 shares
Sammic-Equipamientos de Hotelaria, L.d                    Portugal          99.5               1 participation of Escudos 3,980,000
Scotsman Beverage Systems Limited                          England           100                8,397,517(pound)1 preference shares
Scotsman Group Inc.                                            USA           100                            1,000 US$1 common stock
Scotsman Ice Systems (Shanghai) Company Ltd                  China           100                    1 share of 2,150,000 US$ Shares
Technyform Production SA                                    France           100                               2,500 FFr 100 shares
Temp-Rite International GmbH                               Germany           100                                500,000 DM 1 shares
Temp-Rite International Holding B.V                    Netherlands           100                                40 NLG 1,000 shares
Temp-Rite International SA                                  France           100                            4,300,000 FF 100 shares
Temp-Rite Kft                                              Hungary           100                             3,000,000 HUF 1 shares
The Delfield Company                                           USA           100                 100 US$0.01 par value common stock
Vent Master (Europe) Limited                               England           100                     49,000(pound)1 ordinary shares
Viscount Catering Limited                                  England           100                  1,500,000(pound)1 ordinary shares
Welbilt Manufacturing (Thailand) Ltd*                     Thailand            50     9,333,333 10 Thai Baht Class A ordinary shares
Welbilt Walk-Ins, LP                                           USA           100                                                n/a
Whitlenge Drink Equipment Limited                          England           100                     406,500,000 1p ordinary shares
                                                                             100                    500,000(pound)1 deferred shares
-----------------------------------------------------------------------------------------------------------------------------------

55 Enodis annual report
Notes to the accounts

28 Principal subsidiaries and significant investment

---------------------------------------------------------------------------------------------------------------------------------
                                                                       Percentage
                                                                         held and
                                                  Country of      voting rights at
                                               incorporation         29 September
                                               and operation                 2001            Details of holding of share capital
---------------------------------------------------------------------------------------------------------------------------------
Property
Enodis Property Developments Limited                 England                  100             38,343,713(pound)1 ordinary shares
Enodis Investments Limited*                          England                  100                 65,775,400 50p ordinary shares
                                                                              100      145,805,094 50p preferred ordinary shares
---------------------------------------------------------------------------------------------------------------------------------
Investment
C. Czarnikow Limited                                 England                   15                150,000(pound)1 ordinary shares
---------------------------------------------------------------------------------------------------------------------------------

The subsidiaries marked with an asterisk and the investment are held by the Company. All other trading subsidiaries are held through subsidiaries. Consolidated subsidiaries not listed above are either dormant or used only as vehicles to hold the shares of certain non-operating companies. Certain subsidiaries of the Group have been excluded from the consolidation since, in aggregate, their inclusion is not material for the purpose of giving a true and fair view.

56 Enodis annual report
US GAAP Reconciliation


US GAAP Reconciliation

Summary of differences between Generally Accepted Accounting Principles in the United Kingdom and the United States The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from those generally accepted in the United States ("US GAAP"). The differences that are material to Enodis plc (the "Company") relate to the following items and the necessary adjustments are shown in the tables that follow.

Goodwill Prior to fiscal 1999 the Company has written off goodwill against shareholders' equity in the fiscal year of acquisition. During fiscal 1999 UK GAAP was amended to prohibit the write-off of goodwill against shareholders' equity and requires capitalisation and amortisation of goodwill over the estimated period of benefit. Under US GAAP, acquisitions prior to 30 June 2001 giving rise to goodwill must be capitalised and amortised against income over the estimated period of benefit, but not in excess of 40 years. The Company has adopted a 20 year life with respect to goodwill established under both US GAAP and UK GAAP.

Deferred Taxation Under UK GAAP, deferred taxation is only accounted for to the extent that it is probable that taxation liabilities or benefits will crystallise. In addition, deferred taxation assets are recognised for future deductions and utilization of tax credit carry-forward where recovery is assured beyond a reasonable doubt. Under US GAAP, deferred taxation is accounted for on all temporary differences and a valuation adjustment is established in respect of those deferred taxation assets where it is more likely than not that some portion will not be realised. In addition, deferred taxation assets are recognised for future deductions and utilisation of tax credit carry-forwards, subject to a valuation allowance.

Accounting for Derivative Instruments and Hedging Activities US GAAP requires the fair values of hedging instruments to be recorded on the balance sheet, and any changes in such fair values which do not meet certain documentation requirements, as well as the US definition of an effective hedge, to be booked through the profit and loss account.

Pension Costs Accounting for defined contribution schemes is similar under both US and UK GAAP. With respect to defined contribution schemes a charge against income should be made for the amount of the contributions payable to the pension scheme in respect of the accounting period. Under a defined benefit scheme both UK GAAP and US GAAP pension costs are recorded so as to provide for future pension liabilities. However, with respect to the defined benefit schemes, there are differences in the prescribed methods of valuation which give rise to GAAP adjustments.

Sale/Leaseback Transactions Under UK GAAP, a gain or loss on the sale of an asset that is leased back is deferred if the leaseback is a finance lease and is recognised immediately when the leaseback is an operating lease. Under US GAAP, a gain or loss on the sale of property which is leased back and does not meet certain criteria, is deferred and amortised over future periods.

Goodwill impairment Differences in the carrying value of net assets and goodwill of impaired entities under US GAAP give rise to differences in the calculations for impairment charges.

Share Option Plans Under UK GAAP, options issued under the Company's 1995 Executive share option plan only give rise to an accounting entry when the option is exercised. Shareholders' funds are increased by the product of the number of options multiplied by the original option price.

The 1995 Executive share option plan includes certain performance criteria. Under US GAAP, a measurement date occurs when such performance criteria are met, which is effectively the date such options first become exercisable. At the measurement date any excess of market price over the exercise price is recorded as compensation expense in the profit and loss account.

Once the option is exercised, shareholders' funds are increased by the product of the number of options multiplied by the original option price plus the charge to profit and loss account already calculated.

Gain on sale of Building and Consumer Products business Differences in the carrying value of the net assets of the Building and Consumer Products business under US GAAP give rise to a different calculation of the gain on sale.

Dividends UK GAAP requires dividends to be accrued when declared, with a charge to profit and loss account. Under US GAAP dividends are charged to shareholders' funds only when approved.

57 Enodis annual report
US GAAP Reconciliation

US GAAP reconciliation continued

Reconciliation of net income/(loss) and shareholders' equity The effects of the differences between UK GAAP and US GAAP on net income/(loss) and shareholders' equity are as follows:

-------------------------------------------------------------------------------------------------------
                                                                                 2001             2000
                                                                             (pound)m         (pound)m
-------------------------------------------------------------------------------------------------------
Net income
-------------------------------------------------------------------------------------------------------
Net income/(loss) under UK GAAP                                                (115.9)            69.3
-------------------------------------------------------------------------------------------------------
Items (decreasing)/increasing net income
-------------------------------------------------------------------------------------------------------
   Goodwill amortisation                                                        (16.6)           (16.5)
-------------------------------------------------------------------------------------------------------
   Depreciation                                                                     -              1.6
-------------------------------------------------------------------------------------------------------
   Goodwill impairment                                                            9.8                -
-------------------------------------------------------------------------------------------------------
   Deferred taxation                                                              3.3            (27.0)
-------------------------------------------------------------------------------------------------------
   Pension cost                                                                   5.9              3.6
-------------------------------------------------------------------------------------------------------
   Sale/leaseback transactions                                                   (1.3)            (2.7)
-------------------------------------------------------------------------------------------------------
   Gain on sale of Building and Consumer Products business                        0.8                -
-------------------------------------------------------------------------------------------------------
   Stock option plans                                                               -             (3.0)
-------------------------------------------------------------------------------------------------------
   Restructuring                                                                  0.4                -
-------------------------------------------------------------------------------------------------------
   Other                                                                         (0.1)               -
-------------------------------------------------------------------------------------------------------
Net income/(loss) in accordance with US GAAP                                   (113.7)            25.3
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                                 2001             2000
                                                                             (pound)m         (pound)m
-------------------------------------------------------------------------------------------------------
Shareholders' equity
-------------------------------------------------------------------------------------------------------
Shareholders' equity under UK GAAP                                               87.2            213.8
-------------------------------------------------------------------------------------------------------
Items (decreasing)/increasing shareholders' equity
-------------------------------------------------------------------------------------------------------
   Goodwill                                                                     310.8            325.1
-------------------------------------------------------------------------------------------------------
   Cumulative amortisation on goodwill                                         (101.8)           (85.3)
-------------------------------------------------------------------------------------------------------
   Cumulative goodwill impairment                                                 9.8                -
-------------------------------------------------------------------------------------------------------
   Cumulative depreciation on adjustments to fixed assets                         4.7              4.7
-------------------------------------------------------------------------------------------------------
   Cumulative deferred income taxes                                              96.1             68.7
-------------------------------------------------------------------------------------------------------
   Gain on sale/leaseback                                                        (1.2)            (5.3)
-------------------------------------------------------------------------------------------------------
   Cumulative pension adjustments                                                31.1             26.2
-------------------------------------------------------------------------------------------------------
   Gain on sale of Building and Consumer Products business                        0.8                -
-------------------------------------------------------------------------------------------------------
   Cumulative purchase accounting adjustments                                     4.0              4.0
-------------------------------------------------------------------------------------------------------
   Stock option provision                                                        (2.2)            (2.3)
-------------------------------------------------------------------------------------------------------
   Dividend timing                                                                  -             23.0
-------------------------------------------------------------------------------------------------------
   Effect of foreign exchange                                                     3.6              4.3
-------------------------------------------------------------------------------------------------------
   Other                                                                          0.1                -
-------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP                                 443.0            576.9
-------------------------------------------------------------------------------------------------------

58 Enodis annual report
Five year summary

Five year summary

-----------------------------------------------------------------------------------------------------------------------------------
                                                                      1997          1998         1999          2000           2001
                                                                  (pound)m      (pound)m     (pound)m      (pound)m       (pound)m
                                                                (restated)    (restated)
-----------------------------------------------------------------------------------------------------------------------------------
Group turnover                                                      549.7         591.2         756.3       1,180.1        1,081.1
-----------------------------------------------------------------------------------------------------------------------------------
Earnings and dividends:
-----------------------------------------------------------------------------------------------------------------------------------
Profit before interest, tax, depreciation, amortisation and
exceptionals                                                         59.2          73.1         103.4         163.5          122.6
-----------------------------------------------------------------------------------------------------------------------------------
Profit/(loss) before interest and tax                                45.1          59.8          80.0         121.3          (67.1)
-----------------------------------------------------------------------------------------------------------------------------------
Profit before tax, amortisation and exceptionals                     37.0          50.2          75.4         102.2           63.8
-----------------------------------------------------------------------------------------------------------------------------------
Profit/(loss) before taxation                                        60.4          50.2          66.7          83.8         (109.0)
-----------------------------------------------------------------------------------------------------------------------------------
Profit/(loss) after tax                                              56.8          46.7          60.8          69.6         (115.6)
-----------------------------------------------------------------------------------------------------------------------------------
Adjusted diluted earnings per share (note i)                        18.0p         23.5p         29.6p         35.0p          22.0p
-----------------------------------------------------------------------------------------------------------------------------------
Dividends per share (net)                                            6.5p          9.5p         12.5p        13.75p           2.0p
-----------------------------------------------------------------------------------------------------------------------------------
Ratios:
-----------------------------------------------------------------------------------------------------------------------------------
Operating margin (excluding amortisation and exceptionals)            8.5%         10.1%         11.2%         11.8%           9.2%
-----------------------------------------------------------------------------------------------------------------------------------
Return on sales (excluding amortisation and exceptionals)             6.7%          8.5%          9.4%          8.7%           5.9%
-----------------------------------------------------------------------------------------------------------------------------------
Dividend cover (adjusted diluted)                                    2.8x          2.5x          2.4x          2.5x          11.0x
-----------------------------------------------------------------------------------------------------------------------------------
Interest cover (excluding amortisation and exceptionals)             4.7x          6.2x          6.4x          3.7x           2.8x
-----------------------------------------------------------------------------------------------------------------------------------
Assets employed:
-----------------------------------------------------------------------------------------------------------------------------------
Intangible fixed assets
-----------------------------------------------------------------------------------------------------------------------------------
- goodwill                                                              -             -         371.0         412.7          310.2
-----------------------------------------------------------------------------------------------------------------------------------
Tangible fixed assets                                                90.9          89.3         158.7         171.8          111.4
-----------------------------------------------------------------------------------------------------------------------------------
Investments                                                          10.9           4.9           7.6           7.2            6.2
-----------------------------------------------------------------------------------------------------------------------------------
Net current assets                                                   83.8          61.5          25.6          35.4          118.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    185.6         155.7         562.9         627.1          546.0
-----------------------------------------------------------------------------------------------------------------------------------
Financed by:
-----------------------------------------------------------------------------------------------------------------------------------
Share capital                                                        76.3          76.6         105.8         125.0          125.1
-----------------------------------------------------------------------------------------------------------------------------------
Reserves (note i)                                                  (142.4)       (165.4)        (20.9)         88.8          (37.9)
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds                                                 (66.1)        (88.8)         84.9         213.8           87.2
-----------------------------------------------------------------------------------------------------------------------------------
5% convertible unsecured loan stock 2015                            230.7         230.4          94.4             -              -
-----------------------------------------------------------------------------------------------------------------------------------
Other                                                                21.0          14.1         383.6         413.3          458.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    185.6         155.7         562.9         627.1          546.0
-----------------------------------------------------------------------------------------------------------------------------------
US Dollar rate
-----------------------------------------------------------------------------------------------------------------------------------
- Average                                                            1.63          1.66          1.62          1.55           1.44
-----------------------------------------------------------------------------------------------------------------------------------
- Year end                                                           1.61          1.70          1.66          1.48           1.47
-----------------------------------------------------------------------------------------------------------------------------------

i Adjusted diluted earnings per share have been restated for the implementation of FRS14. Reserves have been restated for the implementation of FRS10.

59 Enodis annual report
Holders of Company securities


Holders of Company securities

Shareholders'analysis The issued ordinary share capital of Enodis plc at 29 September 2001 was (pound)125,144,475 in 250,288,950 ordinary shares of 50p each, held by 7,895 members.

-------------------------------------------------------------------------------------------------
                                Holders          Holders                Number       Percentage
                                 Number                %             of shares       of capital
-------------------------------------------------------------------------------------------------
Banks/Nominees                      928            11.75           217,379,740            86.85
-------------------------------------------------------------------------------------------------
Insurance companies                  17             0.22             2,020,093             0.81
-------------------------------------------------------------------------------------------------
Investment trusts                    17             0.22               263,111             0.11
-------------------------------------------------------------------------------------------------
Pension trusts                        4             0.05               858,816             0.34
-------------------------------------------------------------------------------------------------
Other corporate bodies                9             0.11               231,290             0.09
-------------------------------------------------------------------------------------------------
Other companies                     346             4.38            18,014,213             7.20
-------------------------------------------------------------------------------------------------
Individuals                       6,574            83.27            11,521,687             4.60
-------------------------------------------------------------------------------------------------
Total                             7,895              100           250,288,950              100
-------------------------------------------------------------------------------------------------

60 Enodis annual report
Company information


Company information

Capital gains tax For the purpose of United Kingdom capital gains tax, the market value of the Company's ordinary shares on 31 March 1982 was 258p (after adjustment for the consolidation and sub-division of shares in 1989 and the consolidation of shares in 1993).

The value does not take account of any adjustment required by the Company's rights issues, as such adjustment is wholly dependent upon action taken by the shareholders in respect of such rights issues.

Financial calendar 2001/2002
--------------------------------------------------------------------------------
Year's results - 2001                                 Announced 21 November 2001
--------------------------------------------------------------------------------
Annual General Meeting                             To be held on 16 January 2002
--------------------------------------------------------------------------------
Half year's results - 2002                              To be announced May 2002
--------------------------------------------------------------------------------


Corporate information            Registrar                              American Depositary Receipt facility
Company Secretary D R Hooper     Computershare Investor Services PLC    Enodis plc ordinary shares are traded on The New York Stock
                                 PO Box 82                              Exchange in the form of American Depositary Shares (ADSs)

Registered Office                The Pavilions                          using the symbol ENO. Each ADS represents four Enodis plc
Washington House                 Bridgwater Road                        ordinary shares. The ADS programme is administered by the
40-41 Conduit Street             Bristol BS99 7NH                       Bank of New York and enquiries should be directed to them at
London W1S 2YQ                   0870 7020000                           the address shown. An annual report on Form 20-F is filed
                                 Website: www.computershare.com         with the US Securities and Exchange Commission.

Registration details
Registered in England and Wales  ADR Depositary                         Internet
No. 109849                       The Bank of New York                   Information on Enodis plc is available on our website:
                                 620 Avenue of the Americas             www.enodis.com
                                 New York, NY 10011
                                 1-888-BNY-ADRS (toll free)
                                 Email via website at www.adrbny.com

                                                                      Enodis plc
                                                                Washington House
                                                            40-41 Conduit Street
                                                                          London
                                                                         W1S 2YQ
                                                           T +44 (0)20 7304 6000
                                                           F +44 (0)20 7304 6001
                                                                  www.enodis.com
                                                                      e-mail to:
                                                              contact@enodis.com


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about its contents or the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 immediately. If you have sold or otherwise transferred all of your ordinary shares in Enodis plc you should pass this document and the other enclosures at once to the purchaser or transferee or to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Enodis

14 December 2001

To shareholders

Dear Shareholder

                             Annual General Meeting

The 92nd Annual General Meeting of the Company is to be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG on Wednesday, 16 January 2002 at 11.30 a.m. You will find the Notice of Meeting set out on pages 6 to 8 of this Circular. In addition to the regular items of ordinary business to be conducted at the Annual General Meeting, there are the following items of special business, which I would like to take this opportunity to explain to you:

a. Directors' power to allot shares.

b. Disapplication of pre-emption rights.

c. Authority to purchase own shares.

d. Renewal of Sharesave Scheme.

e. Amendment of rules of Executive Share Option Scheme.

f. Adoption of new Articles of Association.

Items a-c are matters commonly dealt with at Annual General Meetings of public companies and I refer you to Appendix 1 for an explanation of them. Accordingly, in the remainder of this Circular, I will concentrate on items d, renewal of our Sharesave Scheme, e, amendment of the rules of the Executive Share Option Scheme and f, adoption of new Articles of Association.

Resolution 9 - Renewal of Sharesave Scheme
Since 1992, Enodis has operated a Sharesave Scheme for UK employees. The ability to grant options under this scheme expires on 22 January 2002 and your Board therefore proposes to introduce a replacement scheme - the Enodis plc Sharesave Scheme 2002 - at the forthcoming Annual General Meeting.

The main features of the new scheme will be the same as the existing scheme. Eligible employees will be able to save with a bank or building society over a three or five year period, currently up to a maximum of (pound)250 each month. At the end of three, five or seven years, employees will have an option to use their savings, plus a tax-free bonus, to buy shares in the Company at a discount of approximately 20% to the share price shortly before they start saving.

The new scheme will be submitted for approval by the Inland Revenue and will contain a limit of 10% on the number of ordinary shares which may be issued pursuant to options granted under it and any other share option scheme adopted by Enodis over a 10 year period.

The Directors have no current plans to operate the new Sharesave Scheme, but are seeking shareholder approval in order to preserve flexibility to do so. Amongst factors affecting a decision to operate the scheme is a review of the feasibility of launching a similar scheme in the US where the majority of the Group's employees are located. A summary of the new scheme is set out in Appendix 2.

A copy of the draft rules of the new scheme will be available at the registered office of the Company during normal working hours on any business day (Saturdays and public holidays excepted) from the date of this Circular up to and including the date of the Annual General Meeting (or any adjournment thereof) from 15 minutes beforehand.

Resolution 10 - Amendment of rules of Executive Share Option Scheme

The rules of the 2001 Executive Share Option Scheme ("the Scheme") contain two specific anti-dilution limits. Firstly, no more than 10% of new issue ordinary shares may be allocated for the grant of options under all the Company's share schemes over a 10 year period. Secondly, no more than 5% of new issue ordinary shares may be allocated for the grant of options under the Scheme over a 10 year period. The Scheme is regarded by the Board of Directors as a very important mechanism for providing long-term incentives for senior executives, as well as helping to recruit and retain them. Share option grants form a particularly significant part of the remuneration packages of executives in the US, where most of our executives are now based. However, the Company's ability to grant options under the Scheme is becoming increasingly constrained by the 5% limit. In order to ensure that the Board can grant additional options under the Scheme, and to give the Board greater discretion to decide how shares will be allocated amongst the Company's various employee share schemes, shareholders' approval is sought in Resolution 10 for the removal of this 5% limit from the Scheme rules. The overall 10% limit on the allocation of new issue shares under all of the Company's share schemes over a 10 year period will, however, remain in place.

A copy of the rules of the Scheme, incorporating the proposed amendment, will be available for inspection at the Company's registered office during normal working hours on any business day (Saturdays and public holidays excepted) from the date of this Circular up to and including the date of the Annual General Meeting (or any adjournment thereof) and at the Annual General Meeting itself (or any adjournment thereof) from 15 minutes beforehand.

Resolution 11 - Adoption of new Articles of Association

As a result of recent legalisation, it is now possible to offer a greater choice of methods of communication between the Company and its shareholders. In accordance with current recommended practice, it is proposed that the Company adopt new Articles of Association which reflect the provisions of such legislation and provide shareholders with the opportunity to receive certain shareholder communications, including the annual report and accounts, financial statements, notices of meetings and appointments of proxies electronically or via publication on the Company's website. The new Articles will be the same as the Company's current Articles of Association save for the changes necessary to achieve the electronic communication described above. A copy of the Company's current Articles of Association marked to show the proposed changes will be available for inspection at the Company's registered office during normal working hours on any business day (Saturdays and public holidays excepted) from the date of this Circular up to and including the date of the Annual General Meeting (or any adjournment thereof) and at the Annual General Meeting itself (or any adjournment thereof) from 15 minutes beforehand.

General Your Board considers that all the resolutions set out in the Notice of Meeting are in the best interests of shareholders as a whole and urges you to vote in favour of them as the Directors intend to do in respect of their own shareholdings.

Whether or not you expect to come to the Meeting, please complete the accompanying Form of Proxy and return it to the Company's Registrar at the address shown on the Form. Guidance as to how to fill in the Form is given on the Form itself. To be valid at the Annual General Meeting, the Form of Proxy must be received by the Company's Registrar no later than 11.30 a.m. on Monday, 14 January 2002. Even if you return the Form of Proxy, you may still attend and vote in person at the Annual General Meeting as I encourage you to do.



Yours sincerely

/s/ Peter Brooks

Peter Brooks
Chairman

Appendix 1

1. Resolution 6 - Directors' power to allot shares Under the Companies Act 1985 (the "Act") the Board is not able to allot shares except with the general or specific authority of the shareholders. Resolution 6 is a renewal of an existing authority given on 17 January 2001. This resolution seeks general and unconditional authority for the Board to allot up to (pound)41.6 million in nominal value of relevant securities for the period of five years from the date of passing Resolution 6. This figure, which complies with institutional shareholder guidelines, represents 33.24% of the Company's issued ordinary share capital as at 21 November 2001. Furthermore, additional securities may be allotted pursuant to the Company's share option schemes (including the proposed renewed sharesave scheme if approved) without them counting towards the limit of the nominal value of (pound)41.6 million. Such an authority enables the Board to take advantage without delay of any opportunity that occurs to issue shares either for cash (subject as mentioned in paragraph 2. below) or as consideration for an acquisition. The Directors have no current intention to allot such relevant securities, but will keep the matter under review. The authority will be exercised only if the Directors believe that to do so would be in the best interests of shareholders generally.

2. Resolution 7 - Disapplication of pre-emption rights The Act provides that when equity securities are being issued for cash, such securities must first be offered pro-rata to existing ordinary shareholders, unless the Board is given the power to allot them without regard to this requirement. Resolution 7 therefore empowers the Board to allot for cash equity securities of a nominal amount not exceeding (pound)6.25 million, representing less than 5% of the Company's issued share capital as at 21 November 2001, without first offering such securities to existing ordinary shareholders. It also modifies the situation with regard to rights issues or other offers to ordinary shareholders with the result that the Company may sell for the benefit of shareholders resident in certain overseas countries the equity securities to which such shareholders would otherwise be entitled. The authority extends until the earlier of the conclusion of the Annual General Meeting to be held in 2003 and the date 15 months from the date of passing Resolution 7.

3. Resolution 8 - Authority to purchase own shares Subject to the approval of its shareholders, the Company is empowered by its Articles of Association to purchase its own ordinary shares. It has become customary for public companies to seek such shareholder approval at each Annual General Meeting. Approval was duly obtained by the Company on 17 January 2001 in respect of up to 25 million ordinary shares and remains valid until 16 January 2002, although no purchases of shares have been made during the period. The Directors have no current plans for the Company to purchase its own ordinary shares; however they consider it prudent once more to seek the approval of shareholders for authority to purchase up to 25 million ordinary shares, representing less than 10% of the issued ordinary share capital of the Company, by way of market purchase.

In accordance with the Company's Articles of Association, a Special Resolution (Resolution 8 set out in the Notice of Annual General Meeting) will be proposed to seek this authority.

The price at which ordinary shares may be purchased will be not less than their nominal value and not more than 5% above the average of the middle market quotations (as derived from the London Stock Exchange Daily Official List) for an ordinary share of the Company for the five business days immediately preceding the day of purchase. The authority will expire at the conclusion of the Annual General Meeting to be held in 2003 or 12 months after the date of the passing of Resolution 8, whichever is the earlier. As at 21 November 2001, there were options outstanding over 8,085,924 ordinary shares in the Company which represent 3.23% of the Company's issued share capital. If the authority to purchase the Company's ordinary shares was exercised in full, these options would then represent 3.5%.

As stated above, the Board has no immediate intention of exercising the authority to purchase the Company's ordinary shares but will keep the matter under review, taking into account other investment opportunities. The authority will be exercised only if the Directors believe that to do so would result in an increase in earnings per share and would be in the best interests of shareholders generally.

Appendix 2
Summary of the Enodis plc Sharesave Scheme 2002 (the "Sharesave Scheme")

General

The Company intends to obtain Inland Revenue approval of the Sharesave Scheme under the Income and Corporation Taxes Act 1988. The operation of the Sharesave Scheme will be supervised by the Board of Directors (the "Board") or a Committee of the Board.

Eligibility

UK resident employees of the Company, participating subsidiaries and specified joint venture companies with at least one year's service (including Directors who are required to work at least 25 hours a week) will be eligible to participate. The Board may amend the eligibility conditions (within the limits set by the relevant legislation) and have a discretion to allow other employees to participate.

Grant of options

Invitations to apply for options to acquire ordinary shares may be issued within six weeks following Inland Revenue approval of the Sharesave Scheme and, thereafter, in the six weeks following the announcement by the Company of its results for any period, as well as at any other time if the Board considers that there are exceptional circumstances. No invitations may be issued later than ten years after the adoption of the Sharesave Scheme. Options may only be granted to employees who enter into Inland Revenue approved savings contracts, under which monthly savings are made over a period of three or five years.

The number of ordinary shares over which an option is granted will be such that the total amount payable on its exercise will correspond to the proceeds on maturity of the related savings contract. An option will be personal to the optionholder and may not be transferred by him/her.

Individual participation

Monthly savings by an employee under all savings contracts linked to options granted under any savings related share option scheme may not exceed the statutory maximum (currently (pound)250).

Acquisition price

The price per ordinary share payable upon the exercise of options will not be less than the higher of:

a. 80% of the average of the middle market quotations of an ordinary share of the Company on the London Stock Exchange on four dealing days within the period of 30 days (or 42 days, if applications are scaled down) ending with the date of grant of options (or such other day or days as may be agreed with the Inland Revenue), provided that no such days may fall before the Company last announced its results for any period; and

b. the nominal value of an ordinary share (except to the extent the Board is authorised to capitalise reserves or the option relates solely to existing ordinary shares).

Limit on subscription

Not more than 10% of the issued ordinary share capital of the Company may be subscribed on the exercise of options granted over a 10 year period under the Sharesave Scheme or any other share option scheme adopted by the Company or issued over that period under any other type of employees' share scheme adopted by the Company.

Exercise of options

Options will normally be exercisable only for six months from the third, fifth or seventh anniversary of the commencement of the related savings contracts. Earlier exercise is permitted following cessation of employment in specified compassionate circumstances, or if an employee reaches age 65. Options will otherwise lapse on cessation of employment. Early exercise is also permitted in the event of a takeover, amalgamation, reconstruction or winding-up of the Company.

Pensionability

Benefits received under the Sharesave Scheme will not be pensionable.

Rights attaching to ordinary shares

All ordinary shares allotted under the Sharesave Scheme will rank equally with all other ordinary shares of the Company for the time being in issue (except as regards any rights attaching to such shares by reference to a record date prior to the date of allotment) and application will be made to the London Stock Exchange for such shares to be admitted to the Official List.

Variation of capital

In the event of any variation of the Company's share capital, the Board may make such adjustments as it considers appropriate to the number of ordinary shares subject to options and the price payable on the exercise of options.

Alterations

The Board may at any time alter the Sharesave Scheme in any respect, subject to the prior approval of shareholders for alterations to the advantage of participants to the rules governing eligibility, the individual limit on participation, the overall limit on the issue of ordinary shares, the terms of options, the rights attaching to ordinary shares acquired on the exercise of options, the adjustment of options in the event of a variation of capital and the amendment of the Sharesave Scheme. The requirement to obtain prior shareholder approval will not, however, apply to any minor alteration to benefit the administration of the Sharesave Scheme, or to take account of a change in legislation, or to obtain or maintain favourable tax, exchange control, or regulatory treatment for participants or an Enodis Group company.

Enodis plc
Notice of the Annual General Meeting

To holders of ordinary shares

Notice is hereby given that the ninety-second Annual General Meeting of the Company will be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG on Wednesday, 16 January 2002 at 11.30 a.m. for the following purposes:

1.To receive and adopt the Financial Statements for the period ended 29 September 2001 together with the Directors' Report and the Auditors' Report thereon.

2.To reappoint each of the following Directors who, having been appointed since the last Annual General Meeting, each retire and offer themselves for reappointment in accordance with Article 95 of the Articles of Association of the Company:

a. D S McCulloch

b. D W Odum

3.To reappoint each of the following Directors who, retiring as Directors in accordance with Article 97 of the Articles of Association of the Company, offer themselves for reappointment in accordance with Article 98 of the Articles of Association of the Company:

a. P M Brooks

b. W Schmidt

4.To reappoint Deloitte & Touche as Auditors of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next General Meeting of the Company at which accounts are laid.

5.To authorise the Directors to determine the remuneration of the Auditors.

Special Business

6.To propose the following resolution as an Ordinary Resolution: THAT, in substitution for the authority given to them pursuant to the Ordinary Resolution (numbered 7) passed at the Annual General Meeting on 17 January 2001 (but without prejudice to any previous allotments under such substituted authority), the Directors be generally and unconditionally authorised in accordance with
Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities within the meaning of that section provided that:

a. the aggregate of the nominal amount of such securities, where they are shares, and, where such securities are not shares, the nominal amount of the shares in respect of which such securities confer the right to subscribe or convert shall not exceed (pound)41.6 million, but for this purpose no account shall be taken of any relevant securities allotted pursuant to any share option scheme adopted or to be adopted by the Company; and

b. this authority shall expire on the date five years after the passing of this Resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

7. To propose the following resolution as a Special Resolution:

Subject to the passing of Resolution 6, THAT the Directors be generally empowered pursuant to Section 95 of the Act to allot equity securities (within the meaning of Section 94(2) of the Act) of the Company for cash pursuant to the general authority conferred by Resolution 6 as if Section 89(1) of the Act did not apply to such allotment, provided that the power conferred by this Resolution shall be limited:

a. to allotments of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of ordinary shares of 50p nominal value in the capital of the Company ("ordinary shares") and, if in accordance with their rights as the Directors so determine, holders of other equity securities of any class in proportion (as nearly as may be) to their existing holdings of ordinary shares or (as the case may be) other equity securities of the class concerned (so that any offer to holders of other equity securities of any class shall be on the basis of their rights to receive such offer and, failing which, shall be on the basis that their holdings have been converted into or that they have subscribed for ordinary shares on the basis then applicable) but subject to the Directors having a right to make such exclusions or other arrangements in connection with such offering as they deem necessary or expedient, including:

i. to sell, for the benefit of those shareholders who are citizens of or resident in any overseas territory where in the opinion of the Directors it would at the time of the offer be illegal (by relevant law) or unduly costly or burdensome for the Company to make or for those shareholders to accept an offer of equity securities of the Company, the equity securities to which they would otherwise be entitled, save that the proceeds (net of expenses) of (pound)3 or less due to any such shareholder may be retained for the benefit of the Company; and

ii. to aggregate and sell for the benefit of the Company all fractions of a share which may arise in apportioning the equity securities among the original shareholders;

b. to allotments of equity securities pursuant to the Company's employee share schemes; and

c. to allotments (otherwise than pursuant to sub-paragraphs a. or b. above) of equity securities having in the case of relevant shares (as defined in Section 94 of the Act) a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having a nominal amount, not exceeding in aggregate (pound)6.25 million;

and this power shall expire on the earlier of the conclusion of the next Annual General Meeting of the Company to be held in 2003 and the date 15 months after the passing of this Resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

8.To propose the following resolution as a Special Resolution: THAT the Company be generally and unconditionally authorised to make one or more market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares provided that:

a. the maximum aggregate number of ordinary shares authorised to be purchased is
25.00 million (representing less than 10% of the issued ordinary share capital);

b. the minimum price which may be paid for an ordinary share is an amount equal to its nominal value;

c. the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that ordinary share is purchased;

d. this authority expires at the conclusion of the next Annual General Meeting of the Company to be held in 2003 or within 12 months from the date of the passing of this Resolution, whichever is earlier; and

e. the Company may make a contract to purchase ordinary shares under this authority before the expiry of the authority which will or may be executed wholly or partly after the expiry of the authority, and may make purchases of ordinary shares in pursuance of any such contract.

9.To propose the following resolution as an Ordinary Resolution:

THAT:

a. the Enodis plc Sharesave Scheme 2002 (the "Sharesave Scheme"), the main features of which are summarised in Appendix 2 to the Circular to shareholders dated 14 December 2001, and a copy of which is produced to the Meeting and initialled by the Chairman for the purpose of identification, be and it is hereby approved and the Directors be and are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the Sharesave Scheme into effect;

b. the Directors be and are hereby authorised to establish such schedules to the Sharesave Scheme or establish such other employee share schemes based on the Sharesave Scheme, to take account of local tax, exchange controls or securities laws outside the UK, provided that any shares issued under the schedules or other schemes must be treated as counting against the individual and overall limits on participation contained in the Sharesave Scheme;

c. the Directors be and are hereby authorised to vote, and be counted in the quorum, on any matter connected with the Sharesave Scheme and any similar schemes established for overseas employees, notwithstanding that they may be interested in the same (except that no Director may be counted in a quorum or vote in respect of his own participation) and any prohibition on voting by interested Directors contained in the Articles of Association of the Company be and is hereby disregarded accordingly.

10.To propose the following resolution as an Ordinary Resolution:

THAT the amendment to the Enodis 2001 Executive Share Option Scheme (the "Scheme") described on page 2 of the Circular to shareholders dated 14 December 2001 and marked on the copy of the rules of the Scheme which are produced to the Meeting and signed by the Chairman for the purpose of identification be and is hereby approved and the Directors be and are hereby authorised to do all things necessary to carry the same into effect.

11.To propose the following resolution as a Special Resolution:

THAT the existing Articles of Association of the Company be and are hereby amended by adopting the regulations set forth in the marked up Articles of Association produced to the Meeting and signed by the Chairman for the purpose of identification, in substitution for and to the exclusion of the existing Articles of Association.

By order of the Board

D R Hooper
Secretary
Enodis plc
Washington House
40-41 Conduit Street
London W1S 2YQ
14 December 2001

Notes to Notice of the Annual General Meeting

Note 1 Only holders of ordinary shares are entitled to attend and vote at the Annual General Meeting. Shareholders so entitled may appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member. A Form of Proxy is enclosed.

Note 2 The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00 p.m. on Monday, 14 January 2002 shall be entitled to attend or vote at this Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6.00 p.m. on Monday, 14 January 2002 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

Note 3 The instrument appointing a proxy, and (in the case of an instrument signed by an agent of a member or on behalf of a corporation) the authority under which such instrument is signed or an office copy or duly certified copy thereof, must be deposited at the office of the Company's Registrar, Computershare Services PLC, PO Box 1075, Bristol BS99 3FA by not later than
11.30 a.m. on Monday, 14 January 2002, being not less than 48 hours before the time appointed for the above Meeting or any adjournment thereof.

Note 4 The Register of Directors' interests required to be kept pursuant to
Section 325 of the Act and copies of contracts of service (unless expiring or determinable by the Company within one year without payment of compensation) of Directors with the Company or with any of its subsidiary companies, will be available for inspection at the registered office of the Company during usual working hours on any business day (Saturdays and public holidays excepted) from the date of this Notice up to and including the date of the Annual General Meeting (or any adjournment thereof) and at the Annual General Meeting itself (or any adjournment thereof) and for a period of 15 minutes beforehand.

Note 5 The rules of the Sharesave Scheme summarised in Appendix 2 to the Circular, together with a copy of the rules of the 2001 Executive Share Option Scheme marked to show the amendment proposed pursuant to Resolution 10, and a copy of the current Articles of Association marked to show the amendments proposed pursuant to Resolution 11 will be available for inspection at the registered office of the Company during usual working hours on any business day (Saturdays and public holidays excepted) from the date of this Notice and up to and including the date of the Annual General Meeting (or any adjournment thereof), and at the Annual General Meeting itself (or any adjournment thereof), and for a period of 15 minutes beforehand.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENODIS PLC

December 20, 2001                           By: /s/ Stuart Miller
                                                --------------------------
                                            Name: Stuart Miller
                                            Title: Chief Financial Officer